Filed Pursuant to Rule 424(b)(5)
Registration No. 333-193943

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 10, 2014

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 10, 2014)

4,500,000 Shares

MakeMyTrip Limited

Ordinary Shares

$                 per share

MakeMyTrip Limited is offering 3,000,000 ordinary shares and the selling shareholders identified in this prospectus supplement are offering 1,500,000 ordinary shares. MakeMyTrip Limited will not receive any proceeds from the sale of shares to be offered by the selling shareholders.

MakeMyTrip Limited’s ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT.” On March 7, 2014, the reported last sale price of the ordinary shares on the Nasdaq Global Market was $25.75 per share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

The selling shareholders and another shareholder, SB Asia Investment Fund II L.P., or SAIF, who is otherwise not participating in the initial offering of shares, have granted the underwriters an option to purchase up to an additional 675,000 shares.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on             , 2014.

Citigroup	J.P. Morgan	Deutsche Bank Securities

March         , 2014

Go Places.......
With India's Largest Online Travel Company*

makemytrip.com

* based on gross bookings for 2012, according to PhoCusWright

Prospectus Supplement

Prospectus

You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. None of the selling shareholders, the underwriters or us have authorized anyone to provide you with information different from that contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We, the underwriters and the selling shareholders are not, regardless of the time of delivery of this prospectus supplement or the time of sale of our ordinary shares, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We and the selling shareholders are offering to sell ordinary shares and seeking offers to buy ordinary shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents.

Neither we nor the selling shareholders have taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus supplement outside the United States. Persons outside the United States who come into possession of this prospectus supplement must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus supplement outside of the United States.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the offering of our ordinary shares and ordinary shares held by the selling shareholders and SAIF. This first part also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about us, the selling shareholders, SAIF and the ordinary shares we, the selling shareholders or SAIF may offer from time to time, some of which may not apply to this offering of ordinary shares by us, the selling shareholders and SAIF. If the information varies between this prospectus supplement and the accompanying prospectus, or any document incorporated by reference herein or therein, you should rely on the information contained in this prospectus supplement.

In this prospectus supplement, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including from PhoCusWright Inc., or PhoCusWright, an independent travel industry research company founded and previously controlled by Mr. Philip C. Wolf, one of our directors. See “Related Party Transactions — Transactions with PhoCusWright” in our Annual Report on Form 20-F for details of our transactions with PhoCusWright. We also refer to data from The Economic Times, a daily business newspaper in India, the United States Central Intelligence Agency “World Factbook,” or CIA World Factbook, Euromonitor International, “Consumer Finance in India”, “2010 and Tourism Flows Outbound — India, June 2010”, or Euromonitor, the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or DGCA, App Annie, a business intelligence company and analyst firm that focuses on mobile app analytics, Ernst & Young, “Rebirth of ecommerce in India”, 2013, or the Ernst & Young Report, forecasts and reports prepared by Gartner, Inc., or Gartner, Geohive, and Internet World Stats.

We conduct our business principally through our Indian subsidiary, MakeMyTrip (India) Private Limited, or MMT India. Our other principal operating subsidiaries include Hotel Travel Limited, Malaysia and HTN Co. Ltd., Thailand, the two main operating entities of the group of companies known as the Hotel Travel Group; ITC Bangkok Co. Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd., Singapore, or Luxury Tours; Luxury Tours (Malaysia) Sdn Bhd, or Luxury Tours (Malaysia); MakeMyTrip Inc., or MMT USA; and Easy To Book Service B.V, the main operating entity of the group of companies known as the Easytobook.com group, or the ETB Group. In this prospectus supplement, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis. References to “our Annual Report on Form 20-F” are to our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 filed with the US Securities and Exchange Commission, or the SEC, on June 13, 2013.

In this prospectus supplement, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Mauritius” are to the Republic of Mauritius, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia and references to “Thailand” are to the Kingdom of Thailand. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.

Solely for the convenience of the reader, this prospectus supplement contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this prospectus supplement, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 61.92 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the Indian Rupee amounts referred to in this prospectus supplement could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

S-i

Unless otherwise indicated, the audited consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2011, 2012 and 2013 incorporated by reference in this prospectus supplement and the accompanying prospectus, and the unaudited condensed consolidated interim financial statements and related notes as of and for the nine months ended December 31, 2012 and December 31, 2013 included in this prospectus supplement, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We also refer in various places within this prospectus supplement to “revenue less service cost,” which is a non-IFRS measure that is calculated as revenue less costs for the acquisition of relevant services and products for sale to customers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We refer in various places in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus to “constant currency results”, “adjusted operating profit (loss)”, “adjusted net income (loss)”, and “change in constant currency”, which are non-IFRS measures and more fully explained in such documents. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our securities. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors, the financial statements and the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our Business

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright Inc., an independent travel industry research company. Through our primary website, www.makemytrip.com, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of December 31, 2013, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian website in September 2005. We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million in fiscal year 2013. We recorded net losses of $(7.3) million and $(18.2) million for the nine months ended December 31, 2012 and December 31, 2013, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of international outbound air tickets. We have won a number of awards, including, most recently, the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, and Best Travel Portal by Lonely Planet (2013). We have leveraged our leading market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business which represented 37.2% of our revenue less service cost during the nine months ended December 31, 2013 as compared to 17.9% in fiscal 2011. The number of transactions for air tickets and hotels and packages booked through us were 2.8 million and 175,869, respectively, in fiscal 2011, 3.7 million and 343,141, respectively, in fiscal 2012, 3.8 million and 568,133, respectively, in fiscal 2013 and 3.0 million and 587,667, respectively, during the nine months ended December 31, 2013. Our total revenue less service cost was $61.1 million in fiscal 2011, $88.2 million in fiscal 2012, $88.2 million in fiscal 2013, and $66.4 million and $77.9 million for the nine months ended December 31, 2012 and December 31, 2013, respectively.

Our websites are designed to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 8.7 million unique visitors per month in the nine months ended December 31, 2013 and an average of over 7.2 million unique visitors per month in fiscal year 2013.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for

BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 10,394 as of December 31, 2011 to 216,765 as of December 31, 2013. As of February 28, 2014, our BlackBerry application, which was launched in early 2011, had been downloaded approximately 330,000 times, our Android application, which was launched in April 2012, had been downloaded approximately 1.4 million times, our iPhone application, which was launched in July 2012, had been downloaded approximately 635,000 times and our Windows Mobile application, which was launched in August 2013, had been downloaded approximately 185,000 times. As of December 31, 2013, we had 2.0 million mobile users.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2,000,000 searches in our flights section a day. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people in 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We have made selective acquisitions to enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. Most recently, in February 2014, we acquired a group of companies headquartered in Amsterdam, Netherlands, operating through its website, Easytobook.com, which offers online hotel reservations in Europe, North America and other key global travel destinations. We believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

Our Strengths

We have the following competitive strengths:

•	the largest online travel company in India with a well-recognized brand;

•	comprehensive selection of service and product offerings;

•	broad distribution network;

•	advanced, secure and scalable technology platform;

•	customer-focused approach; and

•	experienced management team.

Our Strategy

We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

•	expand our hotels and packages business;

•	expand our service and product portfolio to enhance cross-selling opportunities;

•	enhance our service platforms, including our mobile platform, by investing in technology;

•	expand into new geographic markets; and

•	pursue selective strategic partnerships and acquisitions.

Risk Factors

Our business is subject to numerous risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects, as more fully described in the section entitled “Risk Factors,” immediately following this prospectus supplement summary. These include:

•	our ability to maintain and expand our arrangements with our travel suppliers, the lack of formal agreements with many of our travel suppliers and the ability of many of our suppliers to terminate their arrangements with us at short notice or without notice;

•	our history of operating losses;

•	our reliance on third-party systems and service providers, including outsourcing service providers;

•	our results of operations are subject to fluctuations in currency exchange rates;

•	our reliance on information technology;

•	changes in the Indian travel industry, including our ability to effectively compete in this industry;

•	impediments to the execution and success of our growth strategy; and

•	our susceptibility to adverse changes in the political, economic and regulatory environment in India that could materially harm our business.

Corporate Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our subsidiaries, as of the date of this prospectus supplement.

Note:

(1)	MakeMyTrip Inc. has an insignificant subsidiary.

(2)	The Hotel Travel Group consists of (i) Techblend Inc. (British Virgin Islands) — 100%; (ii) Hotel Travel Limited (Malaysia) — 100%; (iii) HTN Co. Ltd. (Thailand) — 100%; and (iv) other insignificant subsidiaries.

(3)	The ITC Group consists of (i) ITC Bangkok Co. Ltd. (Thailand) — 51%; and (ii) other insignificant subsidiaries.

(4)	The ETB Group consists of (i) Easy to Book Holding B.V. (Netherlands) — 100%; (ii) Easy to Book Service B.V. (Netherlands) — 100%; and (iii) other insignificant subsidiaries.

Corporate Information

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business License issued by the Financial Services Commission in Mauritius. We were initially incorporated as International Web Travel Private Limited, a private company limited by shares, and subsequently changed our name to MakeMyTrip Limited and converted to a public company on June 23, 2010. Our registered office is located at the offices of Multiconsult Limited at Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius and our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our website address is www.makemytrip.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this prospectus supplement or the accompanying prospectus. Our agent for service of process in the United States is MakeMyTrip Inc., located at 60 East 42nd Street, Suite 2029, New York, NY 10165.

Recent Developments

On February 10, 2014, Mr. Amit Somani, our Chief Products Officer, resigned from our company. His resignation is effective as of May 9, 2014. Following his resignation, Mr. Somani will continue to advise our Company on product innovation in our web and mobile platforms.

THE OFFERING

Ordinary shares offered:

By us	3,000,000 ordinary shares(1)

By the selling shareholders	1,500,000 ordinary shares(1)

Total	4,500,000 ordinary shares(1)

Ordinary shares outstanding before this offering	37,816,944 ordinary shares

Ordinary shares to be outstanding after this offering	41,316,944 ordinary shares(1)(2)

Offering price	The public offering price is $ per ordinary share.

Option granted by the selling shareholders and SAIF to purchase additional shares	675,000 ordinary shares

Use of proceeds	We will receive net proceeds of approximately $ million from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received by us from this offering to expand our operations by acquiring or investing in strategic businesses or assets that complement our service and product offerings, to invest in enhancements to our technology, as well as for working capital and other general corporate purposes. At this time, we have not entered into any agreement or commitment with respect to any material acquisitions or investments. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders and, if the underwriters exercise their option to purchase additional shares, by SAIF.

Lock-up	We, the selling shareholders, and SAIF have agreed with the underwriters, with certain exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 45 days after the date of this prospectus supplement. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Payment and settlement

The ordinary shares are expected to be delivered against payment on             , 2014. The ordinary shares will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ordinary shares will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Nasdaq Global Market symbol	MMYT.

Notes:

(1)	Unless otherwise specifically stated, the information throughout this prospectus supplement does not take into account the possible issuance of additional ordinary shares to the underwriters pursuant to their option to purchase additional ordinary shares.

(2)	The number of ordinary shares outstanding immediately after this offering:

•	is based on 38,316,944 ordinary shares outstanding as of December 31, 2013, assuming the issuance of 500,000 ordinary shares upon the exercise of share options and restricted share units, or RSUs, held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering; and

•	excludes 2,415,960 ordinary shares issuable upon the exercise of share options or restricted share units outstanding as of December 31, 2013 (not taking into account the 500,000 ordinary shares issuable upon the exercise of share options and restricted share units by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated statement of comprehensive income and loss data for fiscal years 2011, 2012 and 2013, and the summary consolidated statement of financial position data as of March 31, 2012 and March 31, 2013, have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The following summary consolidated statement of comprehensive income and loss data for the nine months ended December 31, 2012 and December 31, 2013, and the summary consolidated statement of financial position data as of December 31, 2012 and December 31, 2013, have been derived from our unaudited condensed consolidated interim financial statements included in this prospectus supplement. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included or incorporated by reference in this prospectus supplement. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013
	(in thousands, except per share data and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$47,622.7	$76,190.3	$60,888.8	$46,791.0	$50,154.7
Hotels and packages	74,558.0	116,701.1	164,129.3	123,969.7	141,391.3
Other revenue	2,540.7	3,707.8	3,803.8	2,872.2	2,977.7

Total revenue	$124,721.4	$196,599.3	$228,821.9	$173,633.0	$194,523.7

Other income	—	—	—	—	143.8
Service cost:
Procurement cost of hotels and packages services	(63,650.9)	(98,474.8)	(136,537.1)	(104,074.4)	(112,459.1)
Cost of air ticket coupons	—	(9,939.6)	(4,119.6)	(3,166.7)	(4,197.2)
Personnel expenses	(14,399.0)	(26,520.7)	(34,520.5)	(24,712.2)	(28,854.4)
Other operating expenses	(40,698.9)	(54,868.7)	(67.954.0)	(48,544.9)	(57,633.7)
Depreciation and amortization	(1,910.6)	(2,790.2)	(3,752.7)	(2,504.1)	(4,030.3)

Results from operating activities	4,061.9	4,005.4	(18,062.0)	(9,369.2)	(12,507.3)

Net finance income (costs)	(1,923.9)	(2,969.2)	(741.9)	208.8	(5,540.5)
Share of loss of equity-accounted investee	—	(66.0)	(186.1)	(120.6)	(119.8)
Profit (Loss) before tax	2,138.0	970.2	(18,990.1)	(9,281.1)	(18,167.6)

Income tax benefit (expense)	2,691.7	6,078.1	(8,599.0)	2,007.0	(75.3)

Profit (Loss) for the period	$4,829.7	$7,048.4	$(27,589.1)	$(7,274.1)	$(18,242.8)
Earnings (Loss) per ordinary share:
Basic	$0.17	$0.20	$(0.74)	$(0.19)	$(0.48)
Diluted	$0.15	$0.19	$(0.74)	$(0.19)	$(0.48)
Weighted average number of ordinary shares outstanding:
Basic	28,320,901	36,682,240	37,315,434	37,256,055	37,677,448
Diluted	34,950,246	38,234,070	37,315,434	37,256,055	37,677,448
Proforma earnings (loss) per ordinary Share (unaudited):
Basic(1)	$0.16	—	—	—	—
Diluted(1)	$0.15	—	—	—	—
Proforma weighted average number of ordinary shares outstanding (unaudited):
Basic(1)	32,993,361	—	—	—	—
Diluted(1)	34,929,282	—	—	—	—

Note:

(1)	In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Our proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated and presented for fiscal year 2011 assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares. As no preferred shares were outstanding during fiscal years 2012 and 2013 and for the nine months ended December 31, 2012 and 2013, proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have not been presented for fiscal years 2012 and 2013 and for the nine months ended December 31, 2012 and 2013.

The following table sets forth a summary of our consolidated statement of financial position:

•	as of March 31, 2012, March 31, 2013 and December 31, 2013 on an actual basis; and

•	as of December 31, 2013 on an as adjusted basis to reflect (1) the issuance of 500,000 ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering; and (2) the issuance and sale by us of 3,000,000 ordinary shares offered in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus supplement.

	As of March 31,		As of December 31,
	2012	2013	2013	2013
	Actual	Actual	Actual	Adjusted
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables, net	$21,382.4	$26,111.4	$22,858.4	$22,858.4
Term deposits	44,325.1	48,115.0	35,248.0	35,248.0
Cash and cash equivalents	43,798.2	36,501.5	32,153.3
Net current assets	89,469.2	57,758.1	45,688.3
Total assets	170,191.4	194,620.1	183,020.4
Total equity	118,791.8	101,994.0	88,865.5
Loans and borrowings	259.4	419.9	340.0	340.0
Trade and other payables	46,697.6	80,592.2	79,178.2	79,178.2
Total liabilities	51,399.6	92,626.2	94,154.9	94,154.9
Total equity and liabilities	170,191.4	194,620.1	183,020.4

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013
	(in thousands, except percentages)
Number of transactions:
Air ticketing	2,824.6	3,715.4	3,794.1	2,739.9	2,963.7
Hotels and packages	175.9	343.1	568.1	401.1	587.7
Revenue less service cost(1):
Air ticketing	$47,622.7	$66,250.7	$56,769.2	$43,624.3	$45,957.5
Hotels and packages	10,907.1	18,226.3	27,592.2	19,895.4	28,932.2
Other revenue	2,540.7	3,707.8	3,803.8	2,872.2	2,977.7

	$61,070.5	$88,184.9	$88,165.2	$66,391.9	$77,867.4

Gross bookings(2):
Air ticketing	$647,846.9	$839,234.3	$939,637.5	$690,758.3	$692,977.5
Hotels and packages	94,608.2	153,723.2	229,921.0	167,118.2	226,397.6
Net revenue margins(3):
Air ticketing	7.4%	7.9%	6.0%	6.3%	6.6%
Hotels and packages	11.5%	11.9%	12.0%	11.9%	12.8%

Notes:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013
										(in thousands)
Revenue	$47,622.7	$76,190.3	$60,888.8	$46,791.0	$50,154.7	$74,558.0	$116,701.1	$164,129.3	$123,969.7	$141,391.3	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$124,721.4	$196,599.3	$228,821.9	$173,633.0	$194,523.7
Less:
Service cost	—	9,939.6	4,119.6	3,166.7	4,197.2	63,650.9	98,474.8	136,537.1	104,074.0	112,459.1	—	—	—	—	—	63,650.9	108,414.3	140,656.7	107,241.1	116,656.3

Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$43,624.3	$45,957.5	$10,907.1	$18,226.3	$27,592.2	$19,895.4	$28,932.2	$2,540.7	$3,707.8	$3,803.8	$2,787.2	$2,977.7	$61,070.5	$88,184.9	$88,165.2	$66,391.9	$77,867.4

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

RISK FACTORS

An investment in our ordinary shares involves material risks. You should carefully consider the risks set forth below and in our Annual Report on Form 20-F, as well as all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our ordinary shares could decline and you could lose all or part of your investment. In addition, please read “Forward-Looking Statements” in the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement.

Risks Related to Us and Our Industry

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Our Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group, SA, or Amadeus, our global distribution system, or GDS, service provider, Indian Railways, hotels, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse economic developments affecting the travel industry resulted in airlines in India reducing the base commissions paid to travel agencies from fiscal year 2013. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013 as compared to a profit of $7.0 million in fiscal year 2012. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(18.2) million in the nine months ended December 31, 2013 as compared to a net loss of $(7.3) million in the nine months ended December 31, 2012. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.”

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.

We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers, including low-cost airlines, many hotels, and some of our top five suppliers, whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, requiring periodic renewal and providing our counterparties with a right to terminate at short notice or without notice. Some of these agreements are scheduled to expire in the near future and we are in the process of renewing those agreements. Many of our suppliers with whom we have formal agreements, including airlines, are also able to alter the terms of their contracts with us at will or at short notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet, can be terminated or temporarily suspended by IRCTC without prior notice and at its sole discretion. Termination, non-renewal or suspension or an adverse amendment of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in the nine months ended December 31, 2013, fiscal year 2013 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect that our operating expenses will increase as a result of increased personnel expenses from the ETB Group acquisition, and our continued investment in the hotels and packages business and expansion of our mobile platform. The degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and the electronic central reservation systems used by low-cost airlines, certain hotels which are directly-connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:

•	assist in conducting searches for airfares and process air ticket bookings;

•	process hotel reservations;

•	process credit card, debit card and net banking payments;

•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.

Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business. Further, the information provided to us by certain of these third-party systems, such as the central reservations systems of certain of our hotel suppliers, may not always be accurate due to either technical glitches or human error, and we may incur monetary and/or reputational loss as a result.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 11.8% drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2013 vis-à-vis the average value of the Indian Rupee in fiscal year 2012, will affect our results of operations. For example, the loss on account of foreign exchange fluctuations during the nine months ended December 31, 2013 was $(3.3) million as compared with $(1.8) million for the nine months ended December 31, 2012. We expect to continue to be adversely affected by the depreciation of the Indian Rupee against the US dollar in the quarter ending March 31, 2014. The drop in the average value of the Indian Rupee as compared to the US dollar during the nine months ended December 31, 2013 adversely impacted the Indian travel industry as it made travel for Indian consumers outside India more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in the nine months ended December 31, 2013, a 10.0% appreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have increased our loss for the nine months ended December 31, 2013 by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have decreased our loss for the nine months ended December 31, 2013 by $2.1 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 4.4% and 3.9% of our revenue for fiscal years 2012 and 2013, respectively, and 4.1% and 3.0% of our revenue for the nine months ended December 31, 2012 and December 31, 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee — US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars.

We Outsource a Significant Portion of Our Call Center Services and If Our Outsourcing Service Providers Fail to Meet Our Requirements or Face Operational or System Disruptions, Our Business May Be Adversely Affected.

We outsource our call center service for sales for all international flights and most of our hotel reservations and packages. We also outsource our call center service for post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Serco BPO Private Limited (formerly Intelenet Global Services Private Limited), or Serco, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with some of our outsourcing service providers, including iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the term of such agreements. In the event one or more of our contracts with our outsourcing service provider is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service providers may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house for search and reservation for flights and hotels, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, mobile applications, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our operations.

We currently license from third-parties some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

The Travel Industry for India and India-Related Travel Is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The Indian travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Certain of our competitors have also launched websites in other countries to better cater to Indian and other customers located in those areas. For example, in 2011, cleartrip.com launched website operations in the United Arab Emirates. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. For example, goibibo.com recently commenced a television advertising campaign in India. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

Some travel suppliers are seeking to decrease their reliance on distribution intermediaries such as us, by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels or other competitors, our business could be materially and adversely affected.

Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, airlines in India reduced the base commissions paid to travel agencies from fiscal year 2013. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Depend on and Expect to Continue to Depend on a Small Number of Airline Suppliers in India for a Significant Percentage of our Air Ticketing Revenue.

The domestic air travel industry in India is mainly dominated by five airlines. As a substantial portion of our air ticketing revenue is represented by base commissions and incentive payments paid to us by these domestic airlines, our dependence on a limited number of domestic airlines means that a reduction or elimination in base commissions and incentive payments by any one or all of these airlines could have a material adverse effect on our revenue.

In addition, our reliance on a small number of airline suppliers in India gives those airline suppliers strong leverage in negotiating agreements with us. A reduction or elimination of base commissions and incentive payments by any of these domestic airline suppliers, the loss of any of these domestic airline suppliers or a domestic airline supplier exerting significant price and margin pressure on us could materially and adversely affect our business, financial condition and results of operations.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the Hotel Travel Group and the ITC Group in November 2012, we acquired the brands “HotelTravel” and “ITC,” which we believe are well-known brands globally, especially in Southeast Asia. We also acquired the “Easytobook” brand, which we believe is a well-known brand in Europe, through our acquisition of the ETB Group in February 2014. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

Our success in implementing our growth strategies is affected by:

•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to build or acquire the required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies as well as traditional travel agents and tour providers;

•	the growth of the Internet and mobile technology as a medium for commerce in India; and

•	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies.

Even if we are successful in executing our growth strategies, growth in our different businesses may not occur at the same rate or with a consistent effect on our revenues and profitability. For example, the rate of growth in our hotels and packages business, which has generally outpaced our air tickets business and is a relatively higher margin business, may not grow at a pace to affect our overall growth in the short term as it is currently smaller than our air tickets business. In addition, the relatively higher margins of our hotels and packages business may be adversely affected by our recent acquisitions, due to the additional expenses associated with such acquisitions.

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “— Our International Operations, Some of Which Are New to Us, Involve Additional Risks” and “— We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. For instance, we are involved in a dispute with former shareholders of the Hotel Travel Group. See “Business — Legal Proceedings.” We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our revenue.

We have made a number of acquisitions since March 2010, including the acquisition of certain assets of Travis Internet Private Limited, an online bus ticketing company, 100% of Luxury Tours, a Singapore-based travel agency, 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine, an initial 29% stake (and up to 100% at our discretion) in My Guest House Accommodations Private Limited, or My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments, a 100% stake in the companies comprising the Hotel Travel Group, a group of companies which operate through their website HotelTravel.com and offers its customers online hotel reservations in India and abroad, and a 51% stake (and up to 100%, through an earn-out structure over four years) in the ITC Group, a well-established hotel aggregator and tour operator in Thailand.

In February 2014, we acquired a 100% equity interest in the group of companies comprising the ETB Group. Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations.

We believe these acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we can offer our customers. However, there is no assurance that any of these investments or acquisitions will be successful or bring about their intended results. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

For further details on these investments and acquisitions, see “Business — Recent Acquisitions” in this prospectus supplement and “Information On the Company — History and Development of our Company — Investments and Acquisitions” in our Annual Report on Form 20-F.

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. If we are unable to sell pre-purchased tickets or hotel room nights inventory as anticipated either at all or at expected rates, our revenue and business may be adversely affected.

Our International Operations, Some of Which Are New to Us, Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009 and in Canada in July 2010. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary in fiscal year 2013. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We have entered into new geographies in Southeast Asia and in Europe through our acquisitions of Luxury Tours, the Hotel Travel Group, the ITC Group and the ETB Group. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

In addition, we are subject to risks in our international operations that may not exist in our Indian operations, including:

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	differences in consumer preferences in such markets;

•	increased risk to and limits on our ability to enforce our intellectual property rights;

•	competition from providers of travel services in such foreign countries;

•	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and

•	currency exchange rate fluctuations.

If we are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

For example, since our acquisition of the Hotel Travel Group, a portion of our business and some of our employees are located in Thailand, and we intend to continue to develop and expand our business in Thailand. Consequently, our financial performance and the market price of our ordinary shares will be affected by social and civil unrest and other political, social and economic developments in or affecting Thailand as well as any changes in exchange rates and controls, interest rates and changes in government policies, including taxation policies.

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

We utilize Internet search engines such as Google™ and Yahoo!™ India, including through the purchase of travel-related keywords, to drive traffic to our websites. These search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or optimal placement of links to our websites may be negatively affected. In addition, a significant amount of our business is directed to our websites through pay-per-click and display advertising campaigns on the Internet and search engines whose pricing and operating dynamics can rapidly change, both technically and competitively. If major search engines such as Google™ or Yahoo!™ India, which we utilize for a significant amount of our search engine traffic, change the logic used on their websites for search results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or those of our third-party distribution partners, we may experience a decline in traffic on our websites and our business may be adversely affected.

System Interruption in Our Information Systems and Infrastructure May Harm Our Business.

We rely significantly on computer systems to facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers. If we were to experience frequent or persistent system failures, our reputation and brand could be harmed.

While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses, sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures. In fiscal year 2013, our key operating subsidiary in India incurred losses of Rs. 10.7 million ($0.2 million) on unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on MMT India’s website through the purchase of air tickets and hotels and packages products using fraudulent credit cards.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards is not secured by “Verified by VISA”, “MasterSecure” or “American Express SafeKey” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the Indian as well as the worldwide travel industry, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events have also contributed to an increase in crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in the Maldives and Bangkok, Thailand, has negatively impacted travel to those locations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar during the nine months ended December 31, 2013, adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the Influenza A (H1N1), avian flu (H5N1 and H7N9) and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. Such concerns are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

Our Business and Results of Operations Could Be Adversely Affected by Global Economic Conditions.

Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our net revenue margins, and have a material adverse effect on our financial condition and results of operations.

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has recovered to some extent since 2010, the recovery remains fragile and slow-paced as high-income countries continue to suffer from volatility and slow growth, and it could be adversely impacted by several factors, including the deterioration of general economic conditions in Europe as fiscal austerity continues and unemployment rates remain elevated, restrained monetary policy in the form of tapering and other debt and fiscal issues in the United States and a slowdown in economic growth in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption and restrained lending practices. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

As an intermediary in the travel industry, a significant portion of our revenue is affected by fares and tariffs charged by our suppliers as well as volumes of sales made by us. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions worsen globally or in India, our growth plans, business, financial condition and results of operations could be adversely impacted.

Our Processing, Storage, Use and Disclosure of Customer Data of Our Customers or Visitors to Our Website Could Give Rise to Liabilities As a Result of Governmental Regulation, Conflicting Legal Requirements, Differing Views of Personal Privacy Rights or Data Security Breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability.

We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers’ willingness to use our websites. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, the prospects of our business.

These and other privacy and security developments that are difficult to anticipate could adversely affect our business, financial condition and results of operations.

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India, Mauritius, Canada, Indonesia, Bhutan, Nepal, Singapore, Taiwan and the United States and are not registered in other countries where we operate or otherwise. We have, however, applied for our trademark registration of our “MakeMyTrip” brand in several countries, including Australia, Hong Kong, Thailand, the United Arab Emirates, Malaysia and Sri Lanka. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India. We have also applied for patents in India for certain aspects of our technological systems. Further, after our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The new Companies Act, 2013, or the new Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Moreover, effective April 1, 2014, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2% of average net profits from the immediately preceding three financial years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ annual reports. However, only certain provisions of the new Companies Act are currently effective, and the existing Companies Act, 1956 remains in effect with respect to other provisions. The timing for effectiveness of the remaining provisions of the new Companies Act is unclear. In addition, many aspects of the new Companies Act are subject to delegated rulemaking by the Government of India, and such rules are yet to be published or effective. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India proposes to revamp the implementation of direct taxes through the introduction of the Direct Taxes Code, or DTC. The tax impact of the DTC on our business is currently unclear.

The Government of India has proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into a unified rate structure. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the tax regime following implementation of the GST. The implementation of this new structure may be affected by any disagreement between certain state governments, which could create uncertainty. Any such future amendments may affect the overall tax efficiency of any company operating in India, and may result in significant additional taxes becoming payable.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and digital commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. Furthermore, the growth and development of digital commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. Any such changes could have an adverse effect on our business and financial performance.

Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.

The majority of our bookings are made through our Indian website. However, Internet penetration in India was 16% at the end of June 2013, according to an article in The Economic Times on January 29, 2014. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Will Be Able to Exercise Significant Influence over Our Company After This Offering and May Have Interests That Are Different from Those of Our Other Shareholders.

After the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, SB Asia Investment Fund II L.P., or SAIF, will own 28.65% of the issued and outstanding shares of our company and each of Mr. Deep Kalra, Tiger Global (as defined in “Principal and Selling Shareholders”), T. Rowe Price (as defined in “Principal and Selling Shareholders”), Massachusetts Financial Services Company and Wasatch Advisors Inc., will beneficially own 8.93%, 17.67%, 9.01%, 4.78% and 8.46%, respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders will have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

Our Ability to Attract, Train and Retain Executives and Other Qualified Employees Is Critical to Our Business, Results of Operations and Future Growth.

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and skilled personnel, particularly personnel with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

Inaccurate Information from Suppliers of Hotel Room Inventory May Lead to Customer Complaints.

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation provider. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business.

Risks Related to Operations in India

A Substantial Portion of Our Business and Operations Are Located in India and We Are Subject to Regulatory, Economic, Social and Political Uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2011, 2012 and 2013, 92.8%, 82.8% and 85.7%, respectively, of our revenue was derived directly from sales by our subsidiary in India. In the nine months ended December 31, 2012 and December 31, 2013, 86.7% and 83.2%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years, although it has recently experienced an economic slowdown. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

The Travel Industry in India is Susceptible to Extraneous Events Such As Terrorist Attacks and Other Acts of Violence, Which May Result in a Reduction in Travel Volumes to Affected Areas.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, including between India and Pakistan. There have also been incidents in and near India such as terrorist attacks and troop mobilizations along the border. Such military activity, terrorist attacks or other adverse social, economic and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, we might not be able to continue our operations. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in June 2013, the state of Uttarakhand in northern India, a popular tourism destination, experienced widespread floods and landslides. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through MMT India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, or the Competition Act, prohibits practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise.

If we or any member of our group, including MMT India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. The amendments do not define the term “substantially” or address the interplay between the double taxation avoidance agreements that India has entered into with other countries, and the Income Tax Act in the event of an indirect transfer of shares. Further, the applicability and implications of the amendments are largely unclear. If the Indian tax authorities determine that our ordinary shares derive their value substantially from assets located in India, our investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares.

Risks Related to Investments in Mauritian Companies

As Our Shareholder, You May Have Greater Difficulties in Protecting Your Interests Than As a Shareholder of a United States Corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Constitution, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Category 1 Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes, in the case of a corporation holding a Category 1 Global Business License under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business License under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged. For this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2014 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2014, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we intend to apply for their renewal prior to their expiration.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, India, Singapore, Malaysia and Thailand. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Risks Related to Our Ordinary Shares and this Offering

Investors May Have Difficulty Enforcing Judgments against Us, Our Directors and Management.

We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers, and some of the experts named in this prospectus supplement, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus supplement based upon such judgments. In

India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. See “Enforceability of Civil Liabilities.”

As a Foreign Private Issuer, We are Permitted to, and We Will, Follow Certain Home Country Corporate Governance Practices in Lieu of Certain Nasdaq Requirements Applicable to US Issuers. This May Afford Less Protection to Holders of Our Ordinary Shares.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq Global Market, the corporate governance practice and requirements in Mauritius do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.

An Active or Liquid Trading Market for Our Ordinary Shares May Not Be Maintained and the Trading Price for Our Ordinary Shares May Fluctuate Significantly.

While this offering will increase the number of our ordinary shares publicly trading in the United States, an active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.

Any additional issuance of ordinary shares would dilute the positions of existing investors in the ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their public offering price. The public offering price of our shares will be determined by reference to the prevailing market price and market conditions at the time of pricing. You may be unable to sell your ordinary shares at a price that is attractive to you.

Because the Public Offering Price Is Substantially Higher Than Our Book Value Per Ordinary Share, You Will Incur Immediate and Substantial Dilution.

Purchasers of our ordinary shares will experience immediate and substantial dilution in net tangible book value per ordinary share from the public offering price per ordinary share. After giving effect to the issuance of ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering and the sale of ordinary shares offered by this prospectus supplement, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, our net tangible book value as of December 31, 2013 would have been $             million, or $             per ordinary share. This represents an immediate dilution in net tangible book value of $             per ordinary share to investors in this offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

The Sale or Availability for Sale of Substantial Amounts of Our Ordinary Shares Could Adversely Affect Their Market Price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

We will have 41,316,944 ordinary shares outstanding immediately after this offering (assuming the issuance of 500,000 ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering). Further, although certain of our share option and RSU holders are subject to restrictions on selling shares acquired upon the exercise of options or RSUs, the options and RSUs granted under our equity option plan and share incentive plan, held by employees other than selling shareholders, will continue to be exercisable following the completion of this offering. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 45-day lock-up restrictions described below and other applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding prior to this offering will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

In connection with this offering, we and the selling shareholders have agreed, subject to some exceptions, not to sell any ordinary shares for 45 days after the date of this prospectus supplement without the written consent of the underwriters. However, the underwriters may release these ordinary shares from these lock-up restrictions at any time. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities May Decrease the Trading Price of Our Ordinary Shares.

Any issuance of equity securities after this offering could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

We Will Have Considerable Discretion As to the Use of the Net Proceeds to be Received by Us from This Offering.

Our allocation of the net proceeds to be received by us of this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive, market and technological developments and the availability of acquisition or investment opportunities on terms acceptable to us. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our share price. The net proceeds from this offering, pending investment in operating assets or businesses, or technological enhancement, may be placed in investments that do not produce income or that lose value, which will cause the price of our ordinary shares to decline.

Our Holding Company Will Have to Rely Principally on Dividends and Other Distributions on Equity Paid by Our Operating Subsidiaries and Limitations on Their Ability to Pay Dividends to Our Holding Company Could Adversely Impact Shareholders’ Ability to Receive Dividends on Our Ordinary Shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this prospectus supplement, MMT India has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments.

Compliance with Rules and Requirements Applicable to Public Companies May Cause Us to Incur Additional Costs, and Any Failure by Us to Comply with Such Rules and Requirements Could Negatively Affect Investor Confidence in Us and Cause the Market Price of Our Ordinary Shares to Decline.

As a public company, we incur significant legal, accounting and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our Annual Report on Form 20-F. Effective internal control over financial reporting is necessary for us to provide reliable financial reports.

Complying with these rules and requirements may be difficult and costly for us. We have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other United States public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our ordinary shares to decline.

We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares.

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we will be a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year ending March 31, 2014 or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Taxation — US Federal Income Taxation” of the accompanying prospectus) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Taxation — US Federal Income Taxation — Passive Foreign Investment Company” in the accompanying prospectus.

We May Be Treated as a “Foreign Financial Institution” Under the US Foreign Account Tax Compliance Act, Which May Impose Withholding Requirements on Payments on Our Ordinary Shares.

Provisions under the US Internal Revenue Code and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30% withholding on certain “withholdable payments” and “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2017. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Mauritius and our primary operating subsidiary, MMT India, is incorporated in India. The majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon US securities laws.

There is uncertainty as to whether the courts in Mauritius would enforce judgments obtained in the United States against us or our directors or executive officers, as well as the experts named herein, based on the civil liability provisions of the securities laws of the United States or allow actions in Mauritius against us or our directors or executive officers based only upon the securities laws of the United States. Further, foreign judgments may not be given effect to by a Mauritius court where it would be contrary to any principle affecting public policy in Mauritius or to the extent that they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages.

In addition to and irrespective of jurisdictional issues, neither Mauritian nor Indian courts will enforce a provision of the US federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Mauritian or Indian courts. Specified remedies available under the laws of US jurisdictions, including specified remedies under US federal securities laws, would not be available under Mauritian or Indian law or enforceable in a Mauritian or Indian court, if they are considered to be contrary to Mauritian or Indian public policy. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of US federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Procedure Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, as amended, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian Rupees on the date of judgment and not on the date of payment.

A final and conclusive judgment in the superior courts of a foreign jurisdiction, or foreign courts, other than the courts of the United Kingdom, under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be recognized by, and be enforceable in, the courts of Mauritius if (1) the judgment is still valid, final and is capable of execution in the jurisdiction in which it was delivered; (2) the judgment is not contrary to any principle affecting public policy in Mauritius; (3) the foreign courts had jurisdiction to hear the claim; and (4) our company had been regularly summoned to attend the proceedings before the foreign courts. Any judgment expressed in a foreign currency by a foreign court, may, when made executory in Mauritius, be expressed in that foreign currency. A valid and final judgment rendered by a court in the United States may not be enforced in Mauritius except by way of exequatur under the Mauritius Code on Civil Procedure. The exequatur may be sought in Mauritius so long as the valid and final judgment is capable of execution in the United States.

A final and conclusive judgment or order in the superior courts of the United Kingdom under which a sum of money is made payable (and including an award in proceedings on an arbitration if the award has, under the law in force in the place where it was made, become enforceable in the same manner as a judgment by a court in that place) would, on registration in accordance with the provisions of The Reciprocal Enforcement of Judgments Act 1923 be enforceable in the Supreme Court of Mauritius. Any judgment expressed in pounds sterling or other currency by a superior court of the United Kingdom, may, when made executory in Mauritius, be expressed in pounds sterling or any other currency at the rate of exchange prevailing at the date of judgment of the original court.

USE OF PROCEEDS

The net proceeds we will receive from the sale of the ordinary shares offered by us will be approximately $             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders and, if the underwriters exercise their option to purchase additional shares, by SAIF.

We intend to use the net proceeds received by us from this offering to expand our operations by acquiring or investing in strategic businesses or assets that complement our service and product offerings, to invest in enhancements to our technology, as well as for working capital and other general corporate purposes. At this time, we have not entered into any agreement or commitment with respect to any material acquisitions or investments.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for the purposes set forth above. The amounts and timing of any expenditures will depend on the amount of cash generated by our operations, competitive, market and technological developments and the availability of acquisition or investment opportunities on terms acceptable to us. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. See “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We Will Have Considerable Discretion As to the Use of the Net Proceeds to Be Received by Us from This Offering.”

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing bank deposits or money market funds. These investments may have a material adverse effect on the US federal income tax consequences of your investment in our ordinary shares. See “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares” in this prospectus supplement and “Taxation — US Federal Income Taxation — Passive Foreign Investment Company” in the accompanying prospectus.

CAPITALIZATION

The following table sets forth our indebtedness and capitalization as of December 31, 2013:

•	on an actual basis; and

•	on an as adjusted basis to reflect (1) the issuance of 500,000 ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering; and (2) the issuance and sale by us of 3,000,000 ordinary shares offered in this offering at the public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of their option to purchase additional shares.

You should read this table in conjunction with “Summary Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2013
	Actual	As Adjusted
	(in thousands)
Loans and borrowings	$340.0		$340.0
Equity/(deficit):	18.9
Ordinary shares of par value $0.0005 each, Issued: 37,816,944, actual; 41,316,944, as adjusted(1)
Share premium	156,030.4
Reserves	(1,466.1)		(1,466.1)
Accumulated deficit	(79,115.5)
Share-based payment reserve	26,941.2		26,941.2
Foreign currency translation reserve	(14,212.0)

Total equity attributable to equity holders of our company	88,196.8

Total capitalization	$88,536.8	$

Note:

(1)	The actual ordinary shares stated in the table above excludes 2,915,960 ordinary shares issuable upon the exercise of outstanding options and restricted share units granted under our equity option plan and share incentive plan, respectively, as of December 31, 2013. See “Management — Share Based Payment Arrangements” in our Annual Report on Form 20-F. The as adjusted ordinary shares as of December 31, 2013 stated in the table above exclude 2,415,960 ordinary shares issuable upon the exercise of outstanding options and restricted share units granted under our equity option plan and share incentive plan, respectively (not taking into account those share options or restricted share units to be exercised by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering).

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of December 31, 2013, our net tangible book value was $54.9 million, or $1.45 per ordinary share outstanding as of that date. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets.

Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share of $            , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2013, other than to give effect to (1) the issuance of ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering, to be effected upon the completion of this offering; and (2) our sale of the ordinary shares offered in this offering, with estimated net proceeds of $             million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2013 would have been $             million and $             per outstanding ordinary share. This represents an immediate dilution in pro forma net tangible book value of $             per ordinary share to new investors in this offering.

The following table illustrates such dilution per ordinary share.

Public offering price per ordinary share	$

Net tangible book value per ordinary share as of December 31, 2013		$1.45
Pro forma net tangible book value per ordinary share after giving effect to the issuance of shares for sale in this offering, including pursuant to the exercise of options and restricted share units	$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$
Percentage dilution in net tangible book value per ordinary share to new investors in the offering			%

The following table summarizes, on a pro forma basis as of December 31, 2013 (assuming the exercise of share options and restricted share units by certain of our selling shareholders for sale in this offering occurred on such date), the differences between the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share that existing shareholders paid for their shares and new investors paid, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration			Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	38,316,944	92.7%	$		%	$
New investors	3,000,000	7.3

Total	41,316,944	100%	$		%	$

The discussion and tables above assume no exercise of any outstanding share options or restricted share units other than such options or restricted share units to be exercised by certain of our selling shareholders effective upon completion of this offering. As of December 31, 2013, there were 497,618 ordinary shares issuable upon exercise of outstanding share options with exercise prices ranging from $0.49 to $5.39 (excluding those outstanding share options to be exercisable by certain of our selling shareholders effective upon completion of this offering), and 1,918,792 ordinary shares issuable upon exercise of outstanding restricted share units with an exercise price of $0.0005 (excluding those restricted share units to be exercisable by certain of our selling shareholders effective upon completion of this offering), and there were no ordinary shares available for future issuance upon the exercise of future grants under our equity option plan. To the extent that any of these options or restricted share units are exercised, there will be further dilution to new investors.

EXCHANGE RATES

Our consolidated financial statements and other financial data included or incorporated by reference in this prospectus supplement and the accompanying prospectus are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this prospectus supplement is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this prospectus supplement were made at a rate of Rs. 61.92 to $1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Indian Rupee or US dollar amounts referred to in this prospectus supplement could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian Rupees per US dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus supplement or will use in the preparation of our periodic reports or any other information to be provided to you.

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
2013
September	62.58	63.28	60.34	68.80
October	61.61	61.61	61.07	62.58
November	62.39	62.52	61.74	63.73
December	61.92	61.81	60.87	62.38
2014
January	62.63	62.11	61.45	63.09
February	61.78	62.16	61.78	62.63

Note:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source:	Federal Reserve Statistical Release.

MARKET INFORMATION

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.” As at December 31, 2013, 37,816,944 ordinary shares were outstanding.

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and

•	the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Quarter
2014
1st Quarter	$14.47	$12.85
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
Month
2013
September	$15.63	$13.61
October	$15.60	$14.01
November	$16.40	$15.15
December	$19.73	$16.18
2014
January	$27.93	$20.16
February	$29.73	$22.97

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus supplement. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people during 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian and international flights, hotels and holiday packages and Indian bus offerings through our Android and iPhone applications, Indian domestic flights through our BlackBerry application, and Indian domestic flights and hotels through our Windows Mobile application. We believe that smartphones and mobile devices will become an even more integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through two main lines of business, air ticketing, and hotels and packages. Our sales of air tickets and hotel rooms are primarily made through our website. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

In our air ticketing business, our three main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees from our GDS service provider. Revenue from our air ticketing business generally represents the commissions, incentive payments and fees we earn as an agent on a “net” basis.

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013
	(in thousands, except percentages)
Revenue	$47,622.7	$76,190.3	$60,888.8	$46,791.0	$50,154.7	$74,558.0	$116,701.1	$164,129.3	$123,969.7	$141,391.3	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$124,721.4	$196,599.3	$228,821.9	$173,633.0	$194,523.7
Less:
Service cost	—	9,939.6	4,119.6	3,166.7	4,197.2	63,650.9	98,474.8	136,537.1	104,074.4	112,459.1	—	—	—	—	—	63,650.9	108,414.3	140,656.7	107,241.1	116,656.3
Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$43,624.3	$45,957.5	$10,907.1	$18,226.3	$27,592.2	$19,895.4	$28,932.2	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$61,070.5	$88,184.9	$88,165.2	$66,391.9	$77,867.4

% of total revenue less service cost	78.0%	75.1%	64.4%	65.7%	59.0%	17.9%	20.7%	31.3%	30.0%	37.2%	4.1%	4.2%	4.3%	4.3%	3.8%	100.0%	100.0%	100.0%	100.0%	100.0%

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are revenue less service cost, gross bookings and net revenue margins.

Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and as we do not assume any performance obligation after the confirmation of the issuance of tickets. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) as we assume inventory risk on such pre-purchased tickets. The cost of such air tickets are classified as service cost.

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we are the primary obligor and have responsibility for the delivery of services. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, as we believe this reflects more accurately the value addition of the travel services that we provide to our customers.

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

Net revenue margins is defined as revenue less service cost as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth the number of transactions, gross bookings and net revenue margins for our air ticketing business, and hotels and packages business in recent prior periods.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013
	(in thousands, except percentages)
Number of transactions:
Air ticketing	2,824.6	3,715.4	3,794.1	2,739.9	2,963.7
Hotels and packages	175.9	343.1	568.1	401.1	587.7
Gross bookings:
Air ticketing	$647,846.9	$839,234.3	$939,637.5	$690,758.3	$692,977.5
Hotels and packages	94,608.2	153,723.2	229,921.0	167,118.2	226,397.6

	$742,455.1	$992,957.5	$1,169,558.5	$857,876.4	$919,375.0

Net revenue margins:
Air ticketing	7.4%	7.9%	6.0%	6.3%	6.6%
Hotels and packages	11.5%	11.9%	12.0%	11.9%	12.8%
Combined net revenue margin for air ticketing and hotels and packages	7.9%	8.5%	7.2%	7.4%	8.1%

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Net Revenue Margins. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.

During fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013 as compared to a profit of $7.0 million in fiscal year 2012. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(18.2) million in the nine months ended December 31, 2013 as compared to a net loss of $(7.3) million in the nine months ended December 31, 2012. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

The hotels and packages business tends to yield higher margins than the air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services as compared with air tickets. We are focused on expanding our hotels and packages business and, accordingly, changing our revenue mix towards our hotels and packages segment. However, we expect the net revenue margin for our hotels and packages business to decrease in the short-term as a result of our increased investments in our hotels and packages business. For example, for the quarter ending March 31, 2014, while we expect our acquisition of the ETB Group to lead to an increase in our revenue, we also expect it to lead to an increase in our operating expenses.

In fiscal year 2013, our air ticketing net revenue margins decreased to 6.0% from 7.9% in fiscal year 2012. This decrease was mainly as a result of airlines in India reducing their base commissions in fiscal year 2013.

In the nine months ended December 31, 2013, our air ticketing net revenue margins increased to 6.6% from 6.3% for the nine months ended December 31, 2012. This increase was mainly as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers in the nine months ended December 31, 2013.

In fiscal year 2013, our net revenue margins in the hotels and packages business increased marginally from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The increase in margin was achieved due to an expansion of our supplier base through the acquisition of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group in fiscal year 2013, we purchased less inventory from external vendors as compared to fiscal year 2012, who typically charge a commission in addition to the cost of the hotel room or package.

In the nine months ended December 31, 2013, our net revenue margins in the hotels and packages business increased from 11.9% in the nine months ended December 31, 2012 to 12.8% in the nine months ended December 31, 2013. The increase in margin was achieved due to an expansion of our supplier base through the acquisition of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group during the nine months ended December 31, 2013, we purchased less inventory from external vendors as compared to the nine months ended December 31, 2012, who typically charge a commission in addition to the cost of the hotel room or package.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 175,869 transactions in fiscal year 2011 to 568,133 transactions in fiscal year 2013. Our hotels and packages transactions increased from 401,100 transactions in the nine months ended December 31, 2012 to 587,667 transactions in the nine months ended December 31, 2013. Gross bookings for hotels and packages increased from $94.6 million in fiscal year 2011 to $229.9 million in fiscal year 2013. Gross bookings for hotels and packages increased from $167.1 million in the nine months ended December 31, 2012 to $226.4 million in the nine months ended December 31, 2013. Revenue less service cost from our hotels and packages business accounted for 17.9%, 20.7% and 31.3% of our total revenue less service cost in fiscal years 2011, 2012 and 2013, respectively. Revenue less service cost from our hotels and packages business accounted for 30.0% and 37.2% of our total revenue less service cost in the nine months ended December 31, 2012 and December 31, 2013, respectively. The increase of revenue less service cost in fiscal year 2013 as compared to fiscal year 2012 and the increase of revenue less service cost in the nine months ended December 31, 2013 as compared to the nine months ended December 31, 2012 was due to a significant increase in the number of transactions and a marginal increase in net revenue margins, further aided by the acquisitions of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013.

Seasonality in the Travel Industry. We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets.

Advertising and Business Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;

•	increased Internet penetration (particularly broadband penetration) in India;

•	increased use of the Internet for commerce in India;

•	intensive competition from new and existing market entrants, particularly in the Indian online travel industry;

•	capacity and liquidity constraints in the airline industry in India; and

•	increased use of smartphones and mobile devices in India.

US Dollar-Indian Rupee Exchange Rate. The reporting currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiary in India is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority all of our assets and liabilities are also denominated in Indian Rupees.

The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Foreign exchange gains and losses resulting from the settlement of transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the profit or loss of the period in which they arise. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. When the US dollar strengthens against the Indian Rupee, our revenue and costs in Indian Rupees converted to US dollars decreases. When the US dollar weakens, our revenue and costs in Indian Rupees converted to US dollars increases.

Recently, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2013, the average value of the Indian Rupee depreciated 11.8% against the US dollar vis-à-vis the average value of the Indian Rupee in fiscal year 2012. In the nine months ended December 31, 2013, the average value of the Indian Rupee depreciated 10.1% against the US dollar vis-à-vis the average value of the Indian Rupee in the nine months ended December 31, 2012. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” As a result of the depreciation of the Indian Rupee against the US dollar during the nine months ended December 31, 2013, our loss on account of foreign exchange fluctuations during the nine months ended December 31, 2013 was $(3.3) million as compared with $(1.8) million for the nine months ended December 31, 2012 and we expect to continue to be adversely affected by the depreciation of the Indian Rupee against the US dollar in the quarter ending March 31, 2014.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. In 2005 we started our Indian air ticketing business. Over time, we have expanded our hotels and packages business as well as expanded internationally and introduced new non-air services and products such as the sale of rail and bus tickets, and facilitating access to travel insurance. We also generate advertising revenue from third-party advertisements on our websites.

Air Ticketing. We earn commissions from airlines for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service provider based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is eliminated from our air ticketing revenues and added to our hotels and packages revenue.

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

Other Revenue. Our other revenue primarily comprises revenue from commissions or fees from IRCTC for the sale of rail tickets, bus operators for the sale of bus tickets, as well as Apollo Munich Health Insurance Company Limited (previously known as Apollo DKV Insurance Company Limited) for our facilitation of the access to travel insurance, and third-party advertising on our websites. We also receive fees from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them. We expect that revenue from these other businesses will continue to contribute an insignificant percentage of our revenue in the near future.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is recognized on a “gross” basis (representing the retail value of the tickets paid by our customers). The cost of such air tickets are classified as service cost.

The following tables sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business and our other revenue in recent prior periods.

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013
	(in thousands)
Revenue on gross basis	$—	$12,520.0	$5,139.0	$3,965.0	$4,846.1	$71,155.1	$110,962.9	$154,972.9	$117,917.5	$127,313.4	$—	$—	$—	$—	$—	$71,155.1	$123,482.9	$160,111.9	$121,906.8	$146,237.4
Revenue on net basis	47,622.7	63,670.3	55,749.8	42,826.0	45,308.6	3,402.9	5,738.3	9,156.4	6,052.2	14,077.9	2,540.7	3,707.8	3,803.8	2,872.2	2,977.7	53,566.3	73,116.4	68,710.0	51,726.2	48,286.2

Revenue	$47,622.7	$76,190.3	$60,888.8	$46,791.0	$50,154.7	$74,558.0	$116,701.1	$164,129.3	$123,969.7	$141,391.3	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$124,721.4	$196,599.3	$228,821.9	173,633.0	194,523.7
Less:
Service cost	—	$9,939.6	$4,119.6	3,166.7	4,197.2	$63,650.9	$98,474.8	$136,537.1	104,074.4	112,459.1	$—	$—	$—	$—	$—	$63,650.9	$108,414.3	$140,656.7	107,241.1	116,656.3

Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$43,624.3	$45,957.5	$10,907.1	$18,226.3	$27,592.2	19,895.4	$28,932.2	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$61,070.5	$88,184.9	$88,165.2	$66,391.9	$77,867.4

Personnel Expenses

Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of retirement benefits, and employee share-based compensation.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, advertising and business promotion expenses, charges by payment gateway providers and fees paid to our outsourcing service providers for our call center service and other functions.

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and office furniture, fixtures and equipment, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurgaon, India. Amortization expense consists primarily of amortization recorded on intangible assets including website development expenses, software and intangible assets acquired in business combinations.

Finance Income

Finance income consists of net gains and/or losses arising from the change in fair value of the derivative component on our preferred shares (being the option embedded in our preferred shares which obliges our company to issue additional preferred shares to preferred shareholders if we subsequently issue new preferred shares at lower prices than the original issue prices of the preferred shares of the same class) as well as interest income on our term deposits. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.

Finance Costs

Finance costs consist of interest expense accrued on our convertible preferred shares which are considered as interest bearing loans for accounting purposes (except for their embedded option derivative value), bank charges, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives, impairment loss on trade and other receivables, which represent provisions for bad and doubtful debts under certain terminated contracts with travel suppliers as well as advances under dispute by our suppliers, and cost of public offerings of our ordinary shares. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.

Foreign currency gains and losses are reported on a net basis as a component of finance income and costs. For transactions, the translation is recorded at exchange rates on the date of the transaction.

Foreign Currency Translation

Our functional currency and that of our subsidiaries, MMT USA and Hotel Travel Limited, is the US dollar. However, the functional currencies of our subsidiaries organized in India, Singapore, Malaysia, Thailand, China, the United Arab Emirates and Canada are their respective local currencies. We report our consolidated financial statements in US dollars. The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of financial statements of our subsidiaries, except for MMT USA and Hotel Travel Limited, from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors and audit committee. For more information on each of these policies, see “Significant Accounting Policies” in the notes to our consolidated financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Revenue Recognition

We derive our revenue primarily from two sources: air ticketing and hotels and packages.

Revenue from our air ticketing business is primarily generated from our websites whereas revenue from our hotels and packages business is primarily generated through call centers, travel stores and travel agents’ network. We also generate revenue through the sale of rail and bus tickets, facilitating access to travel insurance and advertising revenue from third-party advertisements on our websites.

Air Ticketing. Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service provider. We recognize income from our air ticket bookings at the time of issuance of tickets on the net commission we earn as an agent as we do not assume any performance obligation after the confirmation of the issuance of the air tickets to our customers. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. In cases where we pre-purchase air tickets and assume inventory risk, revenue from the sale of such tickets are accounted for on a “gross” basis. The costs of such air tickets are classified as service cost.

Hotels and Packages. Income from our hotels and packages business, including income from air tickets sold as part of packages, is accounted for on a “gross” basis as we are the primary obligor in the arrangement and incur risk and responsibility, including the responsibility for delivery of services. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages, respectively.

Other Revenue. We also earn commissions and fees from railway and bus operators, earn fees by facilitating access to travel insurance policies to our customers and generate revenue from third-party advertisements on our websites. Income from these other sources is recognized as the services are being performed.

We recognize revenue when we have persuasive evidence of an arrangement in respect of services to be provided, where such services have been rendered, and the fee is determinable and collectability is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into a legally enforceable agreement with our customers with terms and conditions that describe the service and the related payments. We consider fees to be determinable when services have been provided in accordance with the agreement, i.e. upon booking of the air ticket in the case of airline ticketing revenue, upon date of departure in the case of packages and upon check-in in the case of hotels. As the customer is primarily required to pay the amount at the time of transaction, collectability is reasonably assured. We do not believe we have significant uncertainty regarding revenue recognition, or that the same would not be affected by uncertain future events. No major estimates or assumptions are made at the time of revenue recognition.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services. Service costs also include costs of pre-purchased air tickets in respect of sale of airline tickets where our company assumes inventory risks.

Service costs are the amount paid or accrued against procurement of these services and products from the respective suppliers and do not include any other operating cost to provide these services or products. Service costs are recognized when incurred, which coincides with the recognition of the corresponding revenue.

Other operating costs include costs such as advertising and business promotion costs, payment gateway charges, web hosting charges and outsourcing fees, which are recognized on an accrual basis. Depreciation and amortization costs are amortized over the estimated useful lives of the assets.

Advertising and business promotion costs are primarily comprised of Internet, television, radio and print media advertisement costs, as well as event-driven promotion costs for our company’s products and services. Such costs are the amounts paid by us to or accrued by us toward advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Accounting Estimates

While preparing our financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent liabilities as of the date of our financial statements and the reported amount of revenues and expenses for the relevant reporting period. As additional information becomes available or periodically, in accordance with relevant accounting principles or policies, we reassess our estimates. Such revisions in our estimates could materially impact our results of operations and our financial position. We believe that the estimates used in the preparation of our consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to us. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, including those which significantly affect the entity’s returns.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

The purchase consideration is comprised of the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange and the fair value of any contingent consideration, if any. A financial liability is recognized in respect of the acquisition of remaining shares of the subsidiary from the existing shareholders which represents its fair value as at the acquisition date.

The consideration transferred does not include amounts related to remuneration of employees or former owners of the acquiree for future services. Such amounts are recognized in profit or loss as a compensation cost.

Goodwill represents excess of the cost of acquisition over our share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

•	Customer — related intangible assets	8-10 years
•	Contract — related intangible assets	5-6 years
•	Marketing — related intangible assets	8-10 years
•	Software	5 years
•	Website development costs	5 years

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and any changes, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

Impairment Loss on Trade and Other Receivables

We estimate the amount of uncollectible receivables each period and establish an impairment loss for uncollectible amounts. We provide impairment loss based on (i) our specific assessment of the collectability of all significant amounts; and (ii) any specific knowledge we have acquired that might indicate that an amount is uncollectible. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period.

Impairment of Non-Financial Assets

The carrying amounts of our non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit, or CGU, exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to a group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Share-based Payment Transactions

Our employees receive remuneration in the form of equity instruments for rendering services over a defined vesting period. The value of equity instruments granted to our employees is measured by reference to the fair value of the instrument at the relevant date of grant. We record an expense for the value of such equity instruments granted and record an increase to our equity.

The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

We apply the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the share option, share price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatility of comparable companies for the period equal to the expected term of the options. Expected dividends percentage is taken as zero as we do not anticipate issuing dividends. The risk-free interest rate is the yield on a treasury bond with a remaining term equal to the expected option life assumed at the date of grant. The assumptions used in calculating the fair value of share options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate share-based compensation expense net of estimated forfeitures. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

In the future, if we elect to use different assumptions under the Black-Scholes valuation model, it could result in a significantly different impact on our net income or loss.

Estimated Useful Lives of Property, Plant and Equipment and Website Development Cost

Property, Plant and Equipment. In accordance with International Accounting Standards, or IAS, 16, “Property, Plant and Equipment,” we estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may have to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.

Website Development Cost. Website development costs representing vendor invoices towards costs of design, configuration, coding, installation and testing of our websites are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing website post-implementation costs of operation and application maintenance are charged to expense as incurred. In accordance with IAS 38 “Intangible Assets,” website development costs also include costs incurred on development related to internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and separately identifiable.

We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

Income Tax

Income tax comprises current and deferred tax. Income tax expense is recognized in our profit or loss, except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

Current Income Tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which may only be resolved over extended time periods. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

Current income tax for our current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

The amount of income tax we pay is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to our carried forward tax losses. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly.

Deferred Income Tax. We recognize deferred income tax using the balance sheet approach. Deferred tax is recognized on temporary differences as of the relevant reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognize a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carry forward periods available to us for tax reporting purposes, as well as other relevant factors. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law or variances between our actual and anticipated operating results, we assess the likelihood of future realization of our deferred tax assets based on our judgments and estimates. Therefore, actual income taxes could materially vary from these judgments and estimates.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to review of probable utilization. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities simultaneously.

Compound Financial Instruments

Compound financial instruments issued by our company comprise our convertible and redeemable preferred shares with a discretionary, non-cumulative dividend that may be converted into our ordinary share capital at the option of the holder. Our preferred shares comprise equity, liability and embedded derivative components. One preferred share is convertible into one ordinary share. As our preferred shares contain adjustment clauses that represent price protection features which protect the original preferred shareholders from decline in the fair market value of their shares, our company may have to issue a variable number of ordinary shares on conversion and hence this represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, as the initial carrying amount of our preferred shares (which are compound financial instruments) has been allocated to their equity and liability components, the equity component has been assigned the residual amount after deducting the amount separately determined for their liability component from the entire fair value of our preferred shares. The value of derivative features (such as the conversion option) embedded in our preferred shares is included as a component of liability. The sum of the carrying amounts assigned to the liability and equity components on initial recognition was equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss was recognized from initially recording the components of the instrument.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued.

The equity component has been recognized initially based on the difference between the fair value of our preferred shares as a whole and the fair value of their liability component (including the embedded derivative liability). From the liability component that included the embedded derivative liability, the fair value of the derivative liability has been separated and the balance has been accounted for as a non-derivative liability. Any directly attributable transaction costs have been allocated to the liability and equity components of our preferred shares in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of our preferred shares has been measured at their amortized cost using an “effective interest” method. The equity component of our preferred shares is not re-measured subsequent to its initial recognition. Separable embedded derivatives in our preferred shares are recognized as described below.

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti-dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of funds to be raised from an initial public offering or private placement, probability of conversion or redemption of the convertible and redeemable preference shares. The assumptions used in calculating the fair value of derivative liability represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our fair value of derivative liability could be materially different in the future. Interest, dividends, losses and gains relating to the liability component of our preferred shares have been recognized in our profit or loss.

Derivative Financial Instruments

Our preferred shares, which have all been converted to ordinary shares upon the completion of our initial public offering in August 2010, included a variable conversion feature which represents an embedded derivative feature. We also have a similar feature in our investment in equity-accounted investees. Such derivatives are recognized initially at fair value, determined at inception using an appropriate valuation method. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

Results of Operations

The following table sets forth a summary of our consolidated statement of comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,						Nine Months Ended December 31,
	2011		2012		2013		2012		2013
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Total Revenue	$124,721.4	100.0	$196,599.3	100.0	$228,821.9	100.0	$173,633.0	100.0	194,523.7	100.0
Other income	—	—	—	—	—	—	—	—	143.8	0.1
Service cost	(63,650.9)	(51.0)	(108,414.3)	(55.1)	(140,656.7)	(61.5)	(107,241.1)	(61.8)	(116,656.3)	(60.0)
Personnel expenses	(14,399.0)	(11.5)	(26,520.7)	(13.5)	(34,520.5)	(15.1)	(24,712.2)	(14.2)	(28,854.4)	(14.8)
Other operating expenses	(40,698.9)	(32.6)	(54,868.7)	(27.9)	(67,954.0)	(29.7)	(48,544.9)	(28.0)	(57,633.7)	(29.6)
Depreciation and amortization	(1,910.6)	(1.5)	(2,790.2)	(1.4)	(3,752.7)	(1.6)	(2,504.1)	(1.4)	(4,030.3)	(2.1)
Results from operating activities	4,061.9	3.3	4,005.4	2.0	(18,062.0)	(7.9)	(9,369.2)	(5.4)	(12,507.3)	(6.4)
Finance income	1,601.8	1.3	1,987.9	1.0	4,197.6	1.8	3,121.2	1.8	1,856.0	1.0
Finance costs	(3,525.7)	(2.8)	(4,957.1)	(2.5)	(4,939.5)	(2.2)	(2,912.4)	(1.7)	(7,396.5)	(3.8)
Share of loss of equity-accounted investee	—	—	(66.0)	(0.0)	(186.1)	(0.1)	(120.6)	(0.1)	(119.8)	(0.1)
Profit (Loss) before tax	2,138.0	1.7	970.2	0.5	(18,990.1)	(8.3)	(9,281.1)	(5.3)	(18,167.6)	(9.3)
Income tax benefit (expense)	2,691.7	2.2	6,078.1	3.1	(8,599.0)	(3.8)	2,007.0	1.2	(75.3)	(0.0)
Profit (Loss) for the period	4,829.7	3.9	7,048.4	3.6	(27,589.1)	(12.1)	(7,274.1)	(4.2)	(18,242.8)	(9.4)

Nine Months Ended December 31, 2013 Compared to the Nine Months Ended December 31, 2012

Revenue. We generated revenue of $194.5 million in the nine months ended December 31, 2013, an increase of 12.0% over revenue of $173.6 million in the nine months ended December 31, 2012.

Air Ticketing. Revenue from our air ticketing business increased by 7.2% to $50.2 million in the nine months ended December 31, 2013 from $46.8 million in the nine months ended December 31, 2012. Our revenue less service cost increased by 5.3% to $46.0 million in the nine months ended December 31, 2013 from $43.6 million in the nine months ended December 31, 2012. Gross bookings increased by 0.3% from the nine months ended December 31, 2012 to the nine months ended December 31, 2013, primarily due to an increase of 8.2% in the number of transactions, which was partially offset by lower airfares in the Indian domestic market in the nine months ended December 31, 2013. The increase in revenue less service cost was mainly due to an increase in our net revenue margin from 6.3% to 6.6% mainly as a result of an improvement in the negotiated rates and incentive deals we received from our air ticket suppliers in the nine months ended December 31, 2013.

Hotels and Packages. Revenue from our hotels and packages business increased by 14.1% to $141.4 million in the nine months ended December 31, 2013 from $124.0 million in the nine months ended December 31, 2012. Our revenue less service cost increased by 45.4% to $28.9 million in the nine months ended December 31, 2013 from $19.9 million in the nine months ended December 31, 2012. This was due to an increase in gross bookings of 35.5%, primarily due to a 46.5% increase in the number of transactions and an increase in our net revenue margin from 11.9% in the nine months ended December 31, 2012 to 12.8% in the nine months ended December 31, 2013. The growth in this segment was further aided by the acquisition of the Hotel Travel Group and the ITC Group in November 2012.

Other Revenue. Our other revenue increased by 3.7% to $3.0 million in the nine months ended December 31, 2013 from $2.9 million in the nine months ended December 31, 2012, primarily due to an increase in facilitation fees on travel insurance, substantially offset by a decrease in advertising revenue.

Service Cost. Service cost increased by 8.8% to $116.7 million in the nine months ended December 31, 2013 from $107.2 million in the nine months ended December 31, 2012, mainly as a result of an increase in the transaction volume in our hotels and packages business and an increase in the cost of air ticket inventory from $3.2 million in the nine months ended December 31, 2012 to $4.2 million in the nine months ended December 31, 2013 due to a higher volume of pre-purchased air tickets.

Total Revenue less Service Cost. Our total revenue less service cost increased by 17.3% to $77.9 million in the nine months ended December 31, 2013 from $66.4 million in the nine months ended December 31, 2012, mainly as a result of an increase of 45.4% in our hotels and packages revenue less service cost.

Personnel Expenses. Personnel expenses increased by 16.8% to $28.9 million in the nine months ended December 31, 2013 from $24.7 million in the nine months ended December 31, 2012, primarily due to personnel expenses arising out of acquisitions completed in November 2012, which were consolidated into our accounts for a shorter period in the nine months ended December 31, 2012 as compared to the full period for the nine months ended December 31, 2013, increases in annual wages and an increase in employee share-based compensation costs. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 1.5% from the nine months ended December 31, 2012 to the nine months ended December 31, 2013.

Other Operating Expenses. Other operating expenses increased by 18.7% to $57.6 million in the nine months ended December 31, 2013 from $48.5 million in the nine months ended December 31, 2012, primarily as a result of an increase in advertising and business promotion expenses and payment gateway charges in line with the growth in our hotels and packages business and acquisitions made in the quarter ended December 31, 2012. Other operating expenses include mergers and acquisitions related expenses of $0.3 million in the nine months ended December 31, 2013 compared to $0.7 million in the nine months ended December 31, 2012. Mergers and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 60.9% to $4.0 million in the nine months ended December 31, 2013 from $2.5 million in the nine months ended December 31, 2012, primarily as a result of an increase in amortization costs on acquisition-related intangibles.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $12.5 million in the nine months ended December 31, 2013 as compared to a loss of $9.4 million in the nine months ended December 31, 2012. Excluding the effects of our employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles for both nine months ended December 31, 2013 and nine months ended December 31, 2012 and direct costs related to the registration of shares of our shareholders for sale from time to time in the nine months ended December 31, 2013, we would have recorded an operating loss of $2.1 million in the nine months ended December 31, 2013 as compared with an operating profit of $0.4 million in the nine months ended December 31, 2012.

Finance Income. Our finance income decreased by 40.5% to $1.9 million in the nine months ended December 31, 2013 from $3.1 million in the nine months ended December 31, 2012, primarily as a result of a decrease in interest income on term deposits in the nine months ended December 31, 2013.

Finance Costs. Our finance costs increased to $7.4 million in the nine months ended December 31, 2013 as compared to $2.9 million in the nine months ended December 31, 2012, primarily due to higher foreign exchange losses on account of depreciation of the Indian Rupee against the US dollar and higher provisioning for losses on trade and other receivables in the nine months ended December 31, 2013.

Income Tax Benefit (Expense). Deferred tax assets of $2.0 million were recognized in the nine months ended December 31, 2012, relating to unutilized tax losses and other temporary differences in respect of our Indian subsidiary. After two consecutive years of profits, our Indian subsidiary incurred losses in fiscal year 2013. Based on evaluation of convincing evidence required by IAS 12, we recorded an impairment of deferred tax assets of $8.5 million in fiscal year 2013. Accordingly, during the nine months ended December 31, 2013, no deferred tax was recognized.

Profit (Loss) for the Period. As a result of the foregoing factors, including employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles, our loss in the nine months ended December 31, 2013 was $18.2 million as compared to a loss of $7.2 million in the nine months ended December 31, 2012. Excluding the effects of amortization of acquisition-related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments, net change in fair value of financial liability related to business combination and income tax benefit or expense for the nine months ended December 31, 2012 and December 31, 2013 and direct costs related to the registration of shares of our shareholders for sale from time to time in the nine months ended December 31, 2013, we would have recorded a net loss of $6.8 million in the nine months ended December 31, 2013 and a net profit of $0.5 million in the nine months ended December 31, 2012.

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue. We generated revenue of $228.8 million in fiscal year 2013, an increase of 16.4% over revenue of $196.6 million in fiscal year 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 20.1% to $60.9 million in fiscal year 2013 from $76.2 million in fiscal year 2012. Our revenue less service cost decreased by 14.3% to $56.8 million in fiscal year 2013 from $66.3 million in fiscal year 2012. Gross bookings increased by 12.0% from fiscal year 2012 to fiscal year 2013 primarily due to materially higher airfares resulting from capacity constraints in the Indian airline industry, further aided by 2.1% growth in the number of transactions. The decline in revenue less service cost was mainly due to a decline in our net revenue margin to 6.0% from 7.9%, as airlines in India reduced their base commissions.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.6% to $164.1 million in fiscal year 2013 from $116.7 million in fiscal year 2012. Our revenue less service cost increased by 51.4% to $27.6 million in fiscal year 2013 from $18.2 million in fiscal year 2012. This was due to an increase in gross bookings by 49.6% primarily due to a 65.6% increase in the number of transactions and marginal increase in our net revenue margin from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The growth in this segment was further aided by the acquisition of the Hotel Travel Group and the ITC Group in November 2012.

Other Revenue. Our other revenue increased to $3.8 million in fiscal year 2013 from $3.7 million in fiscal year 2012, primarily due to higher advertisement income on our websites partially offset by a decrease in sales of rail tickets.

Service Cost. Service cost increased to $140.7 million in fiscal year 2013 from $108.4 million in fiscal year 2012, mainly as a result of an increase in the transaction volume in our hotels and packages business, slightly offset by a decrease in the cost of air ticket inventory from $9.9 million in fiscal year 2012 to $4.1 million in fiscal year 2013 due to a lower volume of pre-purchased air tickets.

Total Revenue less Service Cost. Our total revenue less service cost was $88.2 million in both fiscal year 2012 and in fiscal year 2013 as a decrease of 14.3% in our air ticketing revenue less service cost in fiscal year 2013 was offset by an increase of 51.4% in our hotels and packages revenue less service cost in fiscal year 2013.

Personnel Expenses. Personnel expenses increased to $34.5 million in fiscal year 2013 from $26.5 million in fiscal year 2012, mainly as a result of employee share-based compensation costs of $11.7 million in fiscal year 2013 as compared to $6.9 million in fiscal year 2012, as well as due to increases in annual wages, growth in employee headcount in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 3.7% from fiscal year 2012 to fiscal year 2013.

Other Operating Expenses. Other operating expenses increased by 23.8% to $68.0 million in fiscal year 2013 from $54.9 million in fiscal year 2012, primarily as a result of an increase in outsourcing fees, advertising and business promotion expenses and payment gateway charges in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Other operating expenses include mergers and acquisitions related expenses of $0.7 million in fiscal year 2013 compared to $0.2 million in fiscal year 2012. Mergers and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 34.5% to $3.8 million in fiscal year 2013 from $2.8 million in fiscal year 2012, primarily as a result of amortization costs on acquisition-related intangibles.

Results from Operating Activities. As a result of the foregoing factors, our result from operating activities was a loss of $18.1 million in fiscal year 2013 as compared to a profit of $4.0 million in fiscal year 2012. Excluding the effects of our employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles for both fiscal years 2013 and 2012, we would have recorded an operating loss of $5.1 million in fiscal year 2013 compared with an operating profit of $11.2 million in fiscal year 2012.

Finance Income. Our finance income increased to $4.2 million in fiscal year 2013 from $2.0 million in fiscal year 2012, primarily as a result of an increase in interest income on term deposits in fiscal year 2013.

Finance Costs. Our finance costs decreased to $4.9 million in fiscal year 2013 as compared to $5.0 million in fiscal year 2012, primarily due to public offering costs related to our follow-on public offering and higher foreign exchange losses in fiscal year 2012, which were offset by higher provisioning of loss on trade and other receivables in fiscal year 2013.

Income Tax Benefit (Expense). Deferred tax assets of $8.9 million had been recognized in previous fiscal years, relating to unutilized tax losses and other temporary differences in respect of our Indian subsidiary. After two consecutive years of profits, our Indian subsidiary incurred losses in fiscal year 2013. Based on evaluation of convincing evidence required by IAS 12, we have recorded an impairment of deferred tax assets of $8.5 million in fiscal year 2013. The impairment has no impact on our ability to utilize loss carry forwards or tax assets in the future and is not a reflection of management’s views on our ability to increase the profitability of our business in the future.

Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of deferred tax assets on previous years’ tax losses, employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles and follow-on public offering costs, our loss for fiscal year 2013 was $27.6 million as compared to a profit of $7.0 million in fiscal year 2012. Excluding the effects of deferred tax assets on previous years’ tax losses, amortization of acquisition-related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combinations for both fiscal years 2012 and 2013 and follow-on public offering costs in fiscal year 2012, we would have recorded a net loss of $6.0 million in fiscal year 2013 and a net profit of $9.3 million in fiscal year 2012.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue. We had revenue of $196.6 million in fiscal year 2012, an increase of 57.6% over revenue of $124.7 million in fiscal year 2011.

Air Ticketing. Revenue from our air ticketing business increased by 60.0% to $76.2 million in fiscal year 2012 from $47.6 million in fiscal year 2011. Our revenue less service cost increased by 39.1% to $66.3 million in fiscal year 2012 from $47.6 million in fiscal year 2011 Our gross bookings increased by 29.5%, primarily due to a 31.5% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share. Our air ticketing net revenue margins increased to 7.9% in fiscal year 2012 from 7.4% in fiscal year 2011, mainly due to special negotiated rates and incentive deals from our suppliers in fiscal year 2012.

Hotels and Packages. Revenue from our hotels and packages business increased by 56.5% to reach $116.7 million in fiscal year 2012 from $74.6 million in fiscal year 2011. This was due to an increase of 62.6% in gross bookings, primarily due to a 95.1% increase in the number of transactions. Due to the strong growth in our gross bookings, revenue less service cost from our hotels and packages business increased by 67.1% to $18.2 million in fiscal year 2012 from $10.9 million in fiscal year 2011, primarily as a result of an increase in our hotels and packages net revenue margins to 11.9% in fiscal year 2012 from 11.5% in fiscal year 2011. In fiscal year 2012, net revenue margins improved as we achieved more favorable terms on the basis of expanding supplier relationships and from the acquisition of Luxury Tours and Travel in fiscal year 2012.

Other Revenue. Our other revenue increased by 45.9% to $3.7 million in fiscal year 2012 from $2.5 million in fiscal year 2011, primarily due to increased sale of rail tickets and bus tickets and other miscellaneous income.

Service Cost. Service cost increased to $108.4 million in fiscal year 2012 from $63.7 million in fiscal year 2011, mainly as a result of an increase in the transaction volume in our hotels and packages business and an increase in the cost of air ticket inventory from $0.0 in fiscal year 2011 to $9.9 million in fiscal year 2012 due to increased cost of pre-purchased air tickets.

Total Revenue Less Service Cost. Our total revenue less service cost increased by 44.4% to $88.2 million in fiscal year 2012 from $61.1 million in fiscal year 2011, primarily as a result of a 39.1% increase in our air ticketing revenue less service cost in line with the increase in the number of transactions, as well as a 67.1% increase in our hotels and packages revenue less service cost, mainly reflecting the increase in the number of transactions.

Personnel Expenses. Personnel expenses increased to $26.5 million in fiscal year 2012 from $14.4 million in fiscal year 2011, mainly as a result of employee share-based compensation costs related to RSUs granted to employees of $6.9 million in fiscal year 2012, as compared to $0.5 million in fiscal year 2011. Personnel expenses also increased in fiscal year 2012 due to increases in annual wages and average employee headcount in fiscal year 2012, as compared to fiscal year 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 0.5% from fiscal year 2011 to fiscal year 2012.

Other Operating Expenses. Other operating expenses increased by 34.8% to $54.9 million in fiscal year 2012 from $40.7 million in fiscal year 2011, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 4.4% from fiscal year 2011 to fiscal year 2012.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 46.0% to $2.8 million in fiscal year 2012 from $1.9 million in fiscal year 2011, primarily as a result of costs incurred for purchases of computers, leasehold assets, website developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities decreased to an operating profit of $4.0 million in fiscal year 2012 from an operating profit of $4.1 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs for both fiscal years 2011 and 2012, we would have recorded an operating profit of $4.6 million in fiscal year 2011 and an operating profit of $10.9 million in fiscal year 2012.

Finance Income. Our finance income increased to $2.0 million in fiscal year 2012 from $1.6 million in fiscal year 2011, primarily as a result of an increase in interest income on term deposits, partially offset by higher foreign exchange gain in fiscal year 2011.

Finance Costs. Our finance costs increased to $5.0 million in fiscal year 2012 from $3.5 million in fiscal year 2011, primarily due to an increase in foreign exchange loss due to weakening of the Indian Rupee versus the US dollar in fiscal year 2012, partially offset by higher public offering costs related to our initial public offering in fiscal year 2011 compared to public offering costs related to our follow-on public offering in fiscal year 2012. In addition, we had a higher impairment loss on trade and other advances in fiscal year 2012.

Income Tax Benefit (Expense). Income tax benefit increased to $6.1 million in fiscal year 2012 from $2.7 million in fiscal year 2011, primarily due to the recognition of a deferred tax asset for unused tax losses and existing deductible differences in accordance with our accounting policy on deferred tax assets as our management considered it probable that future taxable profits would be available. In assessing the ongoing recoverability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has not recognized balance deferred tax assets of $0.5 million in respect of the unused tax losses of MMT USA and Luxury Tours because a trend of profitable growth in these subsidiaries is not yet fully established. Excluding the effects of deferred tax benefit for both fiscal years 2011 and 2012, we would have recorded an income tax expense of $0.2 million in fiscal year 2011 and an income tax expense of $0.9 million in fiscal year 2012.

Profit for the Year. As a result of the foregoing factors, including the effects of employee share-based compensation costs and income tax benefit, our profit for fiscal year 2012 was $7.1 million, as compared to a profit of $4.8 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs and income tax benefit for both fiscal years 2011 and 2012, we would have recorded a net profit of $2.7 million in fiscal year 2011 and a net profit of $7.9 million in fiscal year 2012.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures.

As of December 31, 2013, our primary sources of liquidity were $32.2 million of cash and cash equivalents and $35.2 million in term deposits with various banks, which are available on demand. Such term deposits are used to secure bank overdraft facilities with various banks in India, including HDFC Bank, Yes Bank and IndusInd Bank, which are used for working capital purposes. As of December 31, 2013, we had no amount outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables decreased from $26.1 million as of March 31, 2013 to $22.9 million as of December 31, 2013, primarily as a result of a decrease in receivables in our airline business during the nine months ended December 31, 2013.

Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $23.7 million as of March 31, 2013 to $36.9 million as of December 31, 2013, primarily due to increases in advances to airlines and increases in other receivables.

As of December 31, 2013, MMT India had the following facilities available in India from HDFC Bank: (i) an overdraft facility for up to Rs. 400 million ($6.5 million), with interest payable at an average rate of 9.8% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an overdraft facility for up to Rs. 100 million ($1.6 million) and (iii) a corporate purchase card facility of up to Rs. 100 million ($1.6 million), with each of (ii) and (iii) being secured by an assignment of certain of our credit card receivables, pari passu charges over our current assets, movable and fixed assets, and a corporate guarantee by our Company. As of December 31, 2013, no amount was outstanding under any of these facilities. In February 2014, MMT India surrendered the overdraft facility described in (ii) above. In addition, the secured overdraft facility described in (i) above was reduced to a limit of Rs. 200 million ($3.2 million) and the corporate purchase card facility was reduced to an unsecured limit of Rs. 30 million ($0.5 million).

As of December 31, 2013, MMT India had the following facilities available in India from Yes Bank: (i) an overdraft facility for up to Rs. 300 million ($4.8 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an overdraft facility, including an export credit facility, for up to Rs. 250 million ($4.0 million), secured by pari passu charges over our current assets, movable and fixed assets, and a corporate guarantee by our Company and (iii) an export credit facility of Rs. 300 million ($4.8 million). As of December 31, 2013, no amount was outstanding under any of these facilities. In February 2014, MMT India surrendered the overdraft facility, including an export credit facility, for up to Rs. 250 million ($4.0 million).

As of December 31, 2013, MMT India had the following facility available in India from IndusInd Bank: a secured overdraft facility for up to Rs. 300 million ($4.8 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of December 31, 2013, no amount was outstanding under this facility.

Through the ITC Group, we have overdraft and other credit facilities with various banks in Thailand for up to $2.1 million at varying interest rates. As of December 31, 2013, no amounts were outstanding under these facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letter of credits to secure our obligations to them. As of December 31, 2013, MMT India had sanctioned bank guarantee limits of (i) Rs. 1,030 million ($16.6 million) from IndusInd Bank, (ii) Rs. 1,400 million ($22.6 million) from Yes Bank and (iii) Rs. 50 million ($0.8 million) from HDFC Bank, respectively and sanctioned letter of credit limits of Rs. 20 million ($0.3 million) from HDFC Bank. However, the period of drawdown on the Yes Bank facility expired on December 2, 2013. As of December 31, 2013, an aggregate of Rs. 2,056.76 million ($33.2 million) of such bank guarantees were utilized, including (i) Rs. 1,033.3 million ($16.7 million) from IndusInd Bank, (ii) Rs. 997.56 million ($16.1 million) from Yes Bank and (iii) Rs. 25.87 million ($0.4 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees. The sanctioned bank guarantee limit from Yes Bank was reduced to Rs. 66 million ($1.1 million) in March 2014, the letter of credit facilities from HDFC Bank were surrendered in February 2014, and the bank guarantee limit from IndusInd Bank was increased to Rs. 1,400 million ($22.6 million) in January 2014.

In addition, MMT USA has obtained certificates of deposit totaling $0.6 million to provide guarantees to various international airlines; Luxury Tours has obtained certificates of deposit totaling $0.3 million to provide guarantees to various hotels and packages suppliers; the Hotel Travel Group has obtained certificates of deposit totaling $0.5 million to provide guarantees to various hotels and packages suppliers; and the ITC Group has obtained certificates of deposit totaling $0.8 million to provide guarantees to various international airlines.

Apart from the foregoing borrowings, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,						Nine Months Ended December 31,
	2011		2012		2013		2012		2013
	(in millions)
Net cash from/(used in) operating activities	$(6.3)		$10.9		$13.6		$3.1		$(9.3)
Net cash from/(used in) investing activities	(3.0)		(46.2)		(17.9)		(21.1)		8.6
Net cash from/(used in) financing activities	52.4		35.2		1.4		(1.5)		(1.0)
Net increase/(decrease) in cash and cash equivalents	43.0		(0.1)		(5.7)		(19.5)		(1.8)
Cash and cash equivalents at beginning of period	5.3		47.9		43.8		43.8		35.6
Effect of exchange rate fluctuations on cash held	(0.5)		(4.0)		(2.4)		(2.0)		(1.7)
Cash and cash equivalents at end of period	47.9	(1)	43.8	(2)	35.6	(3)	22.3	(4)	32.2	(5)

Notes:

(1)	Includes $3.9 million of bank overdrafts and excludes $16.9 million of term deposits not classified as “cash and cash equivalents.”

(2)	Excludes $44.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2012, we did not have any amounts outstanding under our overdraft facilities.

(3)	Includes $0.9 million of bank overdrafts and excludes $48.1 million of term deposits not classified as “cash and cash equivalents.”

(4)	Includes $0.4 million of bank overdrafts and excludes $52.5 million of term deposits not classified as “cash and cash equivalents.”

(5)	Excludes $35.3 million of term deposits not classified as “cash and cash equivalents.” As of December 31, 2013, we did not have any amounts outstanding under our overdraft facilities.

Net Cash From/(Used In) Operating Activities.

In the nine months ended December 31, 2013, net cash used in operating activities was $9.3 million, as compared to net cash from operating activities of $3.1 million in the nine months ended December 31, 2012. This change resulted from an increase in total collections against revenue from $165.6 million to $196.1 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from

$94.7 million to $131.5 million and total cash outflows in respect of personnel and other operating expenses from $67.8 million to $74.0 million.

In the nine months ended December 31, 2013, total collections against revenue was $196.1 million, as compared to recognized revenue of $194.5 million, for a difference of $1.6 million. In the nine months ended December 31, 2012, total collections against revenue were $165.6 million, as compared to recognized revenue of $173.6 million, for a difference of $8.0 million. The decrease of $9.6 million in the difference between recognition and collection of revenues from the nine months ended December 31, 2012 to the nine months ended December 31, 2013 was primarily due to an increase in collections from our customers in the nine months ended December 31, 2013.

In the nine months ended December 31, 2013, total cash payments to suppliers in relation to service costs incurred were $131.5 million, as compared with $116.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of our packages products, including advances to airlines for fiscal year 2014. In the nine months ended December 31, 2012, total cash payments to suppliers in relation to service costs incurred were $94.7 million, as compared with $107.2 million in service costs accrued. This was primarily due to advances from customers for future bookings, particularly in our hotels segment.

In the nine months ended December 31, 2013, total cash outflows in respect of personnel and other operating expenses were $74.0 million, 85.6% of the $86.5 million in such expenses accrued. In the nine months ended December 31, 2012, total cash outflows in respect of personnel and other operating expenses were $67.8 million, 92.6% of the $73.3 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

In fiscal year 2013, net cash used in operating activities was $13.6 million, as compared to net cash from operating activities of $10.9 million in fiscal 2012. This change resulted from an increase in total collections against revenue from $186.6 million to $236.0 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from $105.0 million to $133.6 million and total cash outflows in respect of personnel and other operating expenses from $70.7 million to $88.8 million.

In fiscal year 2013, total collections against revenue were $236.0 million, compared to recognized revenue of $228.8 million, for a difference of $7.2 million. In fiscal year 2012, total collections against revenue were $186.6 million, compared to recognized revenue of $196.6 million, for a difference of $10.0 million. The decrease of $17.2 million in the difference between recognition and collection of revenues from fiscal year 2012 to fiscal year 2013 was primarily due to an increase in advance from our customers from $2.1 million to $11.4 million, offset by a decrease in receivables from airlines and customers from $8.7 million to $2.1 million. Our collections were also increased by a decrease in withholding tax deductions for commissions or payments received from airlines and other suppliers, which decreased from $3.6 million in fiscal year 2012 to $2.0 million in fiscal year 2013.

In fiscal year 2013, total cash payments to suppliers in relation to service costs incurred were $133.6 million, as compared with $140.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of our packages products, including advances to airlines for fiscal year 2014. In fiscal year 2012, total cash payments to suppliers in relation to service costs incurred were $105.0 million, as compared with $108.4 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2013. We also pre-purchased air ticket inventory at favorable rates during fiscal year 2012.

In fiscal year 2013, total cash outflows in respect of personnel and other operating expenses were $88.8 million, 86.7% of the $102.5 million in such expenses accrued. In fiscal year 2012, total cash outflows in respect of personnel and other operating expenses were $70.7 million, 86.8% of the $81.4 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

Net Cash From/(Used In) Investing Activities.

In the nine months ended December 31, 2013, cash from investing activities was $8.6 million. Further, we had proceeds from term deposits with banks amounting to $10.2 million (computed using average exchange rates for the period), and net investment of $1.7 million in fixed assets, as well as investment of $2.5 million in software and website development projects, partially offset by $2.4 million in interest received on our term deposits. In the nine months ended December 31, 2012, cash used in investing activities was $21.1 million, primarily as a result of a cash payment of $6.6 million (net of cash acquired) to acquire the Hotel Travel Group, $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group. Further, we had term deposits with banks amounting to $8.8 million (computed using average exchange rates for the period), and net investment of $2.4 million in fixed assets, as well as investment of $3.1 million in software and website development projects, partially offset by $2.7 million in interest received on our term deposits.

In fiscal year 2013, cash used in investing activities was $17.9 million, primarily as a result of a cash payment of $6.6 million (net of cash acquired) to acquire the Hotel Travel Group, $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group, and $0.6 million to acquire additional equity interests in My Guest House. Further, we had term deposits with banks amounting to $4.3 million (computed using average exchange rates for the period), and net investment of $2.7 million in fixed assets, as well as investment of $4.1 million in software and website development projects, partially offset by $3.4 million in interest received on our term deposits. In fiscal year 2012, cash used in investing activities was $46.2 million, primarily as a result of term deposits with banks amounting to $29.9 million (computed using average exchange rates for the period), and net investment of $5.5 million in fixed assets, as well as investment of $3.5 million in software and website development projects, partially offset by $0.9 million in interest received on our term deposits. We had also made investments of $4.8 million to acquire a 19.98% equity interest in Le Travenues Technology Private Limited, $2.4 million to acquire a majority stake in Luxury Tours and $1.0 million to acquire a 28.57% equity interest in My Guest House in fiscal year 2012.

Net Cash From/(Used In) Financing Activities.

In the nine months ended December 31, 2013, cash used in financing activities was $1.0 million, primarily as a result of payment of $1.2 million as interest on bank overdrafts and our working capital facilities. The cash used in these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. In the nine months ended 2012, cash used in financing activities was $1.5 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.3 million. The cash from these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share options by certain of our employees.

In fiscal year 2013, cash used in financing activities was $1.4 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.6 million. The cash from these payments was partially offset by collection of $0.4 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. In fiscal year 2012, cash from financing activities was $35.2 million, primarily as a result of net proceeds from the issuance of ordinary shares in our follow-on public offering of $35.4 million. Additionally, we collected $0.9 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. The cash from these issuances was partially offset by $0.8 million as interest paid on bank overdrafts and our working capital facilities of $0.8 million.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares.

We made capital expenditures of $2.8 million, $9.0 million and $6.9 million in fiscal years 2011, 2012 and 2013, respectively, and capital expenditures of $5.4 million and $4.2 million in the nine months ended December 31, 2012 and December 31, 2013, respectively, and we expect to make additional capital expenditures of approximately $2.0 million during the quarter ended March 31, 2014. As of December 31, 2013, we had committed capital expenditures of $0.3 million which we expect to spend during fiscal year 2014. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$9,531.7	$1,977.4	$2,989.8	$2,514.9	$2,049.5
Finance lease obligations(2)	46.9	18.0	28.8	—	—
Purchase obligations(3)	311.7	311.7	—	—	—
Employee Benefits(4)	899.4	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.

(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.

(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.

(4)	Employee benefits in the statement of financial position include $0.9 million in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

Off-Balance Sheet Arrangements

As of December 31, 2013, MMT India had obtained Rs. 2,056.8 million ($33.2 million) in bank guarantees mainly from IndusInd Bank and YES Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA and the ITC Group had obtained certificates of deposit totaling $0.6 million and $0.8 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.3 million for purposes of providing guarantees to various hotels and packages suppliers and Hotel Travel Group had obtained certificates of deposit totaling $0.5 million for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian

Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements incorporated by reference in our prospectus supplement and accompanying prospectus for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $17.0 million, $40.9 million and $3.5 million, respectively, as of December 31, 2013. Based on our operations in fiscal year 2014, a 10.0% appreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have increased our loss for the year by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have decreased our loss for the year by $2.1 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 4.1% and 3.0% of our revenue for the nine months ended December 31, 2012 and December 31, 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of December 31, 2013, we had fixed rate financial instruments consisting of $35.2 million of term deposits. As of December 31, 2012, we had fixed rate financial instruments consisting of $52.5 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of December 31, 2013, we had no amount outstanding on account of variable rate financial instruments. As of

December 31, 2012, we had $0.4 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of December 31, 2012 would have increased loss or decreased profit by $0.004 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of December 31, 2012 would have decreased loss or increased profit by $0.004 million and would not have had any impact on our equity.

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively. We are in the process of evaluating the impact of the new standard.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

•	an entity currently has a legally enforceable right to set-off if that right is-

¡	not contingent on future event; and

¡	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

•	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

¡	eliminate or result in insignificant credit and liquidity risk; and

¡	process receivables and payables in a single settlement process or cycle.

We are required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. We are currently evaluating the impact of the new standard.

INDUSTRY OVERVIEW

The information in this section is derived from market research reports, analyst reports, news articles and other publicly available sources, including the CIA World Factbook, Euromonitor, Internet World Stats, the Ernst & Young Report, DGCA, App Annie, Gartner, Geohive, and The Economic Times.

We have also relied on reports by PhoCusWright, a company founded and previously controlled by Mr. Philip C. Wolf, one of our directors, including “Indian Online Travel Overview,” September 2010, “Indian Online Travel Intermediary Overview,” March 2010, “Asia Pacific Online Travel Overview,” August 2009, and “U.S. Online Travel Overview,” November 2009. See “Related Party Transactions — Transactions with PhoCusWright” in our Annual Report on Form 20-F for details of our transactions with PhoCusWright.

Overview of the Indian Economy

According to the CIA World Factbook, India is one of the world’s most populated countries with an estimated population of over 1.2 billion as of July 2013. India’s gross domestic product, or GDP, on a purchasing power parity basis was approximately $4.9 trillion in fiscal year 2013, making it the fourth largest economy in the world after the United States, the European Union and China. According to the CIA World Factbook, economic liberalization, including reduced controls on foreign trade and investment, began in the early 1990s and has served to accelerate the country’s GDP growth.

India: Large Segment of the World Population People in Millions	2013 GDP at Purchasing Power Parity $ in Trillions

Source: The CIA World Factbook (2012 estimates), Worldatlas.com

Changing Demographics in India

Economic liberalization in India, which began in the early 1990s, transformed Indian demographics through rising income levels and changing consumption patterns. As reported by The Economic Times on February 6, 2011, the country’s income pyramid is expected to change, with India’s middle class (defined as households with annual income of between Rs. 340,000 to Rs. 1,700,000) expected to grow by over three times from 160 million people at present, to 267 million people by 2016 and to 547 million people by 2026. With a growing population, the creation of a large middle class and rising incomes, the percentage of spending on discretionary items is expected to rise.

GDP Growth Estimate for 2013 in %	All India Middle Income Households in Millions

Source: The CIA World Factbook (2012 estimates), Worldatlas.com, The Economic Times

Travel and Tourism Industry in India

The Indian travel and tourism industry is large and growing rapidly. According to PhoCusWright, India’s travel market is estimated at $23.2 bn. India is one of the fastest growing countries in the world in terms of its travel and tourism industry. The Indian travel and tourism industry is expected to grow at an annual rate of approximately 10% from 2011 to 2015. Many popular destinations are within 3,000 miles, or a 5 hour flight, of India (including Hong Kong, Indonesia, Malaysia, Thailand, Singapore and the UAE).

India Travel Market Growth $ in Billions	Outbound Departures by Indian Consumers People in Millions

Source: PhoCusWright	Source: Euromonitor International; Data extracted 03/09/2013

Outbound Departures by Indians by Country in 2012

People in Thousands

Hong Kong	Indonesia	Malaysia	Singapore	Thailand	UAE	USA
526	236	820	1,109	1,037	982	635

Source: Euromonitor International; Data extracted 03/09/2013

Overview of the Indian Online Travel Industry

Growth of the Indian Online Travel Industry

According to PhoCusWright, the Indian online travel market reached $6.9 billion in 2012, and is expected to rise an additional 27% to $8.8 billion by 2013. Rail and air travel heavily influence e-commerce in India, with the two together accounting for 90% of the country’s online and unmanaged business travel in 2012. Online gross bookings are expected to reach $12.5 billion in 2015, up 80% over 2012. Further, according to PhocusWright, online travel penetration is expected to jump to 43% in 2015 from 35% in 2012. Domestic demand continues to be healthy. There are currently approximately 21 million ecommerce customers in India, according to the Ernst & Young Report.

Robust growth is expected in both online air and online hotel bookings, according to PhoCusWright. Low-cost airlines will continue to rely heavily on online travel agencies for distribution, with online travel agencies accounting for nearly half of their gross bookings. In the online hotel segment, swelling popularity of user reviews, which increase consumer trust, is likely to boost online bookings. Online air bookings are expected to grow 17% in 2014 while hotel bookings are estimated to grow 32% in 2014. However, the online air and hotel market remain under-penetrated as compared to some of the developed economies.

India Online Travel Market Growth $ in Billions	Online Hotel Bookings as a % of Total Hotel Bookings

Source: PhoCusWright

Key Drivers of Growth

We believe that the online travel industry in India is under-penetrated and will continue to grow faster than the overall Indian travel industry, primarily because of the following drivers of growth.

Increasing Internet Penetration. As reported by The Economic Times on January 29, 2014, India had 190 million internet users at the end of June 2013, which suggests a penetration of approximately 16%. In 2000, the US and the EU had 124 million and 105 million internet users respectively and an internet penetration of 44% and 14% respectively. According to Internet World Stats, India now has the world’s third largest population of internet users after China and the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth. Increased Internet usage as well as the growing breadth of travel products offered online are expected to drive this growth. There is also significant potential to serve small and medium businesses through websites rather than traditional corporate travel agencies. According to Gartner, broadband household penetration in India is only 7%. We therefore believe digital commerce in India is in the very early stages, but with potential for growth.

The table below provides the estimated broadband household penetration for 2014 (%).

Source: Gartner: Forecast: Consumer Fixed Voice, Internet and Broadband Services, Worldwide, 2010-2017, 4Q13 Update, By Amanda Sabia, Fernando Elizalde, Neha Gupta, Elia San Miguel and Kenshi Tazaki, November 27, 2013.

The table below provides the number of Internet users and penetration in the United States, China and India as of 2000, 2007 and 2013, respectively.

	US: 2000	China: 2007	India: 2013
Internet Users	124 million	162 million	190 million
Internet Penetration	44%	12%	16%

Source: Internet World Stats.

Increasing Smartphone Penetration. According to PhoCusWright, as travel distribution migrates online, mobile represents the next wave of customer connection and booking. Mobile booking is gaining traction in India, and online intermediaries are leading the charge. Expanding wireless 3G network availability and the proliferation of mass-market smartphones are expected to change the characteristics of India’s mobile user base. Currently, smartphone usage is heavily skewed towards residents of urban areas and overall penetration remains low compared to other countries. However, smartphone adoption is expected to increase significantly in India.

Mobile travel bookings are currently largely restricted to air travel, as the product is simple and consumers are generally familiar with booking air travel online (vis-à-vis other travel products). Other non-air segments, especially hotels, are gaining traction online, and it will likely take time for people to become comfortable with booking hotels via mobile, a pattern similar to other mature online markets as well. Mobile commerce is still in its early stages but, according to PhoCusWright, mobile will be the fastest-growing distribution channel in India between 2012 and 2015, although its starting base is small and it accounts for just a fraction of current total bookings. Dominated by air bookings and online travel agencies, mobile travel gross-bookings are expected to surge 1,026% between 2012 and 2015 to reach $1.2 billion by 2015. We believe mobile commerce in India is in the very early stages as premium mobile phone penetration in India is only 6% and is expected to grow at a 33.2% CAGR from 2013 to 2017, according to Gartner.

Premium Mobile Phone Install Base as a % of Mobile Phone Install Base

Source: Gartner: Forecast: PCs, Ultramobiles and Mobile Phones Worldwide, 2010-2017, 4Q13 Update, By Ranjit Atwal, Tracy Tsai, Lillian Tay, Roberta Cozza, CK Lu, Tuong Nguyen, Annette Zimmermann, December 18, 2013.

Premium Mobile Phones Sold To End Users 2013–2017 CAGR

Source: Gartner: Forecast: PCs, Ultramobiles and Mobile Phones Worldwide, 2010-2017, 4Q13 Update, By Ranjit Atwal, Tracy Tsai, Lillian Tay, Roberta Cozza, CK Lu, Tuong Nguyen, Annette Zimmermann, December 18, 2013.

Increasing Credit Card Penetration and Secure Payment Mechanisms. Indian travelers are able to pay online for travel services and products using a variety of payment methods, including credit cards, debit cards, cash cards and Internet banking. According to the Reserve Bank of India, the total number of credit cards in India stood at 19.5 million as of March 2013, an increase of 10.2% over March 2012, while the number of debit cards in India stood at 331.2 million as of March 2013, an increase of 19.0% over March 2012.

Growth in Airline sector. The aviation industry has been hampered by high fuel costs, high taxes, with significant Indian Rupee depreciation as compared to the US dollar making travel for Indian consumers outside India more expensive, and increasing liquidity constraints increasing the burden for airlines. However, we believe that increasing competition in the Indian airline industry, the emergence of more airlines, and the expansion of low-cost airlines, has spurred more travelers to choose air travel over rail travel due to affordability and convenience. With the increase in low-cost airlines, online air travel bookings have also increased. We believe this is in part due to the fact that low-cost airlines typically prefer to use cost-effective distribution channels, such as using the Internet as their primary distribution channel, either directly or through online travel agents. For example, the announcement of the SpiceJet and Tigerair Partnership in December 2013 and Tata-Singapore Air proposed joint venture receiving regulatory approval from the Foreign Investment Promotion Board in India in October 2013 indicates that Indian air travel is recovering.

Indian Air Travel YoY Growth in Passengers Carried	Number of Domestic Indian Passengers People in Millions

Source: DGCA, Report of Working Group on Civil Aviation Sector, National Transport Development Policy Committee

Growth in Hospitality sector. India’s hotel landscape is currently fragmented and distribution channels are complex, with under developed information technology or back-end capabilities. By comparison, the US market is relatively concentrated with uniform distribution channels and technologically advanced information technology or back-end capabilities. However, the development of branded budget and mid-scale hotels is gaining momentum. We believe improving demographics, rising affluence and the currently low rates of internet and premium mobile phone penetration offer significant growth opportunities for the hospitality sector. We expect the proportion of online bookings to double as domestic demand continues to be healthy. Certain measures like the visa on arrival (VoA) scheme by the Government of India are likely to have a long term positive impact on attracting travelers to India. This has facilitated easy and last-minute travel for tourists.

Further, the “Incredible India” campaign has boosted India‘s image as a tourist destination. This is further reinforced by a more India-focused growth strategy of several global hotel majors.

India Hotels / Online Hotels Market Size

$ in billions

Source: PhoCusWright

Competition in the Indian Online Travel Agency Industry

According to PhoCusWright, the online travel agency space in India may not be crowded, but is extremely competitive. Homegrown players like MakeMyTrip and others dominate the market together, together accounting for 87% of the market in 2012. MakeMyTrip accounted for 47% of that market share. Although Indian online travel agencies have so far focused on air ticketing and air travel currently makes up a major share of their gross bookings, many have shifted some of their attention to non-air revenue streams (hotels and packages in particular). These online travel agencies face competition from established travel agents in India such as Cox and Kings, Kuoni / SOTC, Mercury Travels and Thomas Cook.

Expansion through strategic acquisitions has been part of the international strategy for several travel companies.

BUSINESS

Overview

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright. Through our primary website, www.makemytrip.com, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of December 31, 2013, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian website in September 2005. We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million in fiscal year 2013. We recorded net losses of $(7.3) million and $(18.2) million for the nine months ended December 31, 2012 and December 31, 2013, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of international outbound air tickets. We have won a number of awards, including, most recently, the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, and Best Travel Portal by Lonely Planet (2013). We have leveraged our leading market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business which represented 37.2% of our revenue less service cost during the nine months ended December 31, 2013 as compared to 17.9% in fiscal 2011. The number of transactions for air tickets and hotels and packages booked through us were 2.8 million and 175,869, respectively, in fiscal 2011, 3.7 million and 343,141, respectively, in fiscal 2012, 3.8 million and 568,133, respectively, in fiscal 2013 and 3.0 million and 587,667, respectively, during the nine months ended December 31, 2013. Our total revenue less service cost was $61.1 million in fiscal 2011, $88.2 million in fiscal 2012, $88.2 million in fiscal 2013, and $66.4 million and $77.9 million for the nine months ended December 31, 2012 and December 31, 2013, respectively.

Our websites are designed to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 8.7 million unique visitors per month in the nine months ended December 31, 2013 and an average of over 7.2 million unique visitors per month in fiscal year 2013.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 10,394 as of December 31, 2011 to 216,765 as of December 31, 2013. As of February 28, 2014, our BlackBerry application, which was launched in early 2011, had been downloaded approximately 330,000 times, our Android application, which was launched in April 2012, had been downloaded approximately 1.4 million times, our iPhone application, which was launched in

July 2012, had been downloaded approximately 635,000 times and our Windows Mobile application, which was launched in August 2013, had been downloaded approximately 185,000 times. As of December 31, 2013, we had 2.0 million mobile users. According to Gartner’s estimates from the fourth quarter of 2013, India is expected to have a low rate of premium mobile phone penetration of 6% in 2014, as compared with 67% in the United States and 18% in China in the same period. However, the number of premium mobile phones in India is expected to grow at a compounded annual growth rate, or CAGR, of 33.2% from 2013 to 2017, as compared to 20.2% in China and 5.6% in the United States.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2,000,000 searches in our flights section a day. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people in 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We have made selective acquisitions to enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. Most recently, in February 2014, we acquired a group of companies headquartered in Amsterdam, Netherlands, operating through its website, Easytobook.com, which offers online hotel reservations in Europe, North America and other key global travel destinations. We believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

Our Strengths

We have the following competitive strengths:

The Largest Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market with 47% of total market share, based on gross bookings for 2012, according to PhoCusWright. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India and 175,869 transactions for hotels and packages were booked through us. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India and 343,141 transactions for hotels and packages were booked through us. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India and 568,133 transactions for hotels and packages were booked through us. In the nine months ended December 31, 2013, 2.6 million transactions for domestic air tickets in India and 587,667 transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 8.7 million unique visitors per month in the nine months ended December 31, 2013 and an average of over 7.2 million unique visitors per month in fiscal year 2013. Based on data from the DGCA, we estimate that one in eight domestic air passengers in India booked their trip through our company in 2013.

We believe that our brand is well-recognized in the Indian travel industry. In 2013, we were voted the Best Travel Portal by the readers of Lonely Planet Magazine India. In 2012, we were selected as the Best Travel Portal (Indian) by readers of Lonely Planet Magazine India and Favourite Travel Portal by readers of Outlook Traveller magazine. In 2011, we were named the Best Online Travel Agency and Best Domestic Tour Operator by the Times of India. We were also the first and only online travel agency brand to be selected as a SuperbrandTM in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through FacebookTM, LinkedInTM and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, the United Arab Emirates and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of December 31, 2013, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators. Our selection of domestic hotels is diverse, with a number of choices for travelers from one-star to five-star offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our United Arab Emirates-focused website, www.makemytrip.ae, and our Canadian website, www.makemytrip.ca, our call centers, our airport counters and our various travel stores in 44 cities in India and a store in Kathmandu, Nepal, as of December 31, 2013. As of December 31, 2013, we also had a network of approximately 577 registered agents across approximately 116 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile customers have increased significantly and comprised approximately 20% of the total traffic and approximately 13% of the total transactions on our website in 2013. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We also recently made significant improvements to our online hotel booking platform, such as more flexible filters and an improved listing and details pages, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), and is capable of delivering real time availability and pricing information for multiple options simultaneously.

Our technology platform is able to handle up to 3.0 million website requests and 8.5 million page views per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2.0 million searches in our flights section a day. We intend to continue to invest in mobile offerings and applications.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. According to statistics from App Annie, our iOS and Android applications were the most frequently downloaded free online travel agency applications in India during 2013. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile site, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. Our website also includes a search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We have also launched “RoutePlanner,” a service on our website that helps users choose among various transportation options, including air, bus, rail and hired car, for travel between any two of over 4,000 cities in India. In addition, we have launched our “Holidays” application on Windows 8 and our “Trip Ideas” application on Android and iPhone. Both of these applications are focused on helping users choose among various domestic and international travel destinations.

We primarily outsource our call center operations and fulfillment process to IBM Daksh Business Process Services Private Limited, or IBM, iEnergizer IT Services, Serco, InterGlobe Technologies Private Limited, or InterGlobe and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. As of December 31, 2013, we had served six million customers worldwide.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Google, IBM, Kohler India, and CA Technologies, and in the consumer industry, including Pepsi. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment by proactively investing to gain further market share, with a focus on increasing automation and developing new technologies. Our objective is to enable more hotel suppliers to be directly-connected to our websites, as this allows our suppliers to upload information about available rooms, services and rates directly from their central reservation systems onto our websites, as well as automatically confirm hotel reservations made by our customers on a real time basis. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory. Through our acquisition of the Hotel Travel Group in fiscal year 2013, including its inventory of rooms in approximately 90,000 hotels and properties internationally and in India, and our continued sales and outreach efforts, we were able to raise the percentage of our hotel suppliers directly-connected to us from approximately 4.7% as of April 30, 2012 to approximately 8.6% as of April 30, 2013. As of December 31, 2013, the percentage of hotel suppliers directly-connected to us was 2.5%. We believe that our hotels and packages business will continue to grow as more of our suppliers become directly-connected to us. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities. We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and allow us to cross sell higher-margin services and products to them. We actively market additional travel services to our customers. For example, we market non-air services directly to customers after they have booked their air tickets with us.

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We also provide car hire services in conjunction with our holiday package bookings. We have started providing other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our Indian domestic air tickets booking system with our international air tickets booking system and allow cross fare class bookings in one transaction. In addition, we plan to integrate our various hotel booking systems across our various websites. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the

United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary, MakeMyTrip FZ LLC, in fiscal year 2013. We launched our Canadian website, www.makemytrip.ca, in July 2010 to serve the travel needs of the Indian residents there. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia through our acquisitions of the Hotel Travel Group and the ITC Group. In February 2014, we entered the European market by acquiring the ETB Group.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted overseas markets or to gain access to technology. During fiscal 2013, we completed our acquisition (which began in May 2011) of 100% of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. As of December 31, 2013, we hold 38.34% in My Guest House. In November 2012, we acquired 100% of the Hotel Travel Group, a well-established travel company in Southeast Asia, especially Thailand, and a 51% stake in ITC group, a well-established hotel aggregator and tour operator focused on Thailand. We expect to acquire the remaining shares of the ITC Group from its existing shareholders by December 2016. In February 2014, we acquired 100% of the ETB Group, which primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.

Recent Acquisitions

On February 6, 2014, we completed our acquisition of the entire equity interest in a group of companies comprising the ETB Group. We purchased shares from the existing shareholders of the ETB Group and invested a further amount into the ETB Group. The total purchase consideration and investment in the ETB Group is approximately $5.0 million.

Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The company is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel. The acquisition of the ETB Group is expected to further strengthen the existing travel technology platform and systems of our company and to enhance the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians, and for travel into India.

Our Services and Products

We offer a comprehensive selection travel and travel-related services and products catering to the needs of residents in India and non-resident Indians and others traveling to India from the United States and other countries. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.

Air Tickets

Our air tickets business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries.

Indian Domestic and Outbound Travel. We have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India since we commenced our Indian operations in 2005. The following table sets forth the number of transactions for air travel booked through us in this business in recent prior periods.

	Number of Transactions
	for Fiscal Year Ended March 31,			for Nine Months Ended December 31,
	2011	2012	2013	2012	2013
Indian domestic air travel	2.6 million	3.5 million	3.4 million	2.5 million	2.6 million
Outbound air travel	146,033	185,623	241,388	172,591	233,495

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet and Air Costa; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, on our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Our website then displays fare and flight offerings matching those specifications. Customers can also easily filter and sort the results of their search according to their preferences.

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 47,765 in fiscal year 2011, 78,348 in fiscal year 2012, 109,877 in fiscal year 2013, and 113,340 in the nine months ended December 31, 2013.

We intend to expand our business in other markets outside India, particularly those with a significant non-resident Indian population as well as those with proximity to India and favored by Indian travelers. In

December 2009, we launched our website in the United Arab Emirates, www.makemytrip.ae, catering mainly to non-resident Indians traveling to India as well as on their travels to other countries. We launched our Canadian website, www.makemytrip.ca, in July 2010. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia, through our acquisitions of the Hotel Travel Group and the ITC Group. In February 2014, we entered the European market by acquiring the ETB Group.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through the acquisition of the Hotel Travel Group in November 2012. In April 2013, we launched “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins. The total number of transactions in our hotels and packages business was 175,869 in fiscal year 2011, 343,141 in fiscal year 2012 , 568,133 in fiscal year 2013, and 587,667 in the nine months ended December 31, 2013.

Hotels. Through our websites, as of December 31, 2013, customers can search, compare and make reservations at more than 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside India, through contracts with online travel agents and aggregators outside India. As of December 31, 2013, approximately 2.5% of our hotel suppliers were directly-connected to our booking system, which declined from 8.6%, as of April 30, 2013, primarily due to a larger base of hotels as of December 31, 2013, that are yet to be directly connected to us and because we no longer recognize hotels from My Guest House as being directly connected to us. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. All our other hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We do not assume any inventory risk for such “direct allocation” room inventory as unsold inventory is released to the hotels within an agreed period of time. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. Through this website, customers can search, compare and make reservations at approximately 120,000 hotels and properties internationally and in India. In addition, we own the travel website HotelTravel.com, through which customers can search, compare and make reservations at approximately 90,000 hotels and properties internationally and in India. The room inventory on HotelTravel.com is sold to MakeMyTrip.com customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of both websites. For example, we are currently in the process of moving the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com is in the process of taking on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately.

The customer base for MakeMyTrip.com is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. The customer base for HotelTravel.com is global, spread across Japan, Europe, Australia and North America. With respect to both websites, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for ten different languages. On both HotelTravel.com and MakeMyTrip.com, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter our search results by selecting star ratings, specific hotel chains and location. Customers can also indicate amenity preferences, such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platform provides an enhanced user experience for researching and booking hotels on MakeMyTrip.com and HotelTravel.com.

Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service provider to cater to both individual and group travelers. Our packages also include various travel services such as travel insurance, visa processing, airport transfer and sightseeing.

•	Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as vacation themes, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. Our demographic target for the “weekend breakaways” packages are corporate executives.

For our customers travelling within India, our Indian website offers a flight plus hotel option, using a similar search and display interface as our separate air ticketing and hotels websites, which enables customers to view multiple combinations of airlines and hotels to assemble a trip which satisfies his or her unique requirements. Our website allows customers to customize their trips by combining two or more travel products and selecting their desired air and hotel supplier, often at a discounted price, compared to booking the individual components separately.

•	International Packages. We offer pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours. The wide array of holiday options offered is intended to suit varying budgets and preferences of potential customers.

•	Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE group offers services to organizations as well as other groups, including students or families who wish to plan meetings, conferences or other events or organize group trips. Our MICE group assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE group will accompany the group during the travel in order to ensure that all plans and activities run smoothly. Our MICE group also assists employees of these organizations with their personal travel needs.

Other Services and Products

Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 576,585, 838,429, 387,991, and 179,224 transactions for rail tickets in fiscal years 2011, 2012 and 2013 and the nine months ended December 31, 2013, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Our customized interface allows a customer to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users. For example, customers are able to see the wait list status for relevant train trips and are able to plan their travel accordingly. Like other products, customers can also easily filter the results of their search according to their specific preferences. However, as a result of Indian Railways’ regulations, although customers may search for rail tickets 24 hours a day, seven days a week, reservations may not be made between 8.00 a.m. and 12.00 p.m., and 11.30 p.m. and 12.30 a.m. India time.

Bus Tickets. We have agreements with several major Indian and Singapore bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly-connected to our booking system; inventory from aggregators who are directly-connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 147,640, 309,726, 543,201 and 509,714 transactions for bus tickets in fiscal years 2011, 2012, 2013, the nine months ended December 31, 2013, respectively.

Customers can search for bus tickets based on their preferred travel dates and routes and our website will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details.

Car Hire. We introduced car hire services on our Indian website in May 2010. We currently provide car hire services in conjunction with holiday package bookings.

Ancillary Services and Products

As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance from Apollo Munich Health Insurance Company Limited, with whom we entered into a memorandum of understanding in April 2008. We facilitate access to this travel insurance through our Indian website, as well as via our call centers and travel stores. On our Indian website, prior to confirming and proceeding with the reservation of and payment for a flight or hotel, our customers are prompted to purchase such travel insurance. We also provide visa processing services, and sell telephone calling cards to our customers. In addition, we offer travel-related businesses and other third parties the opportunity to advertise on our websites.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, airport counters and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2013 and in the nine months ended December 31, 2013, over 94.7% and 93.2%, respectively, of our sales of air tickets for travel in India were made through our website and 3.3% and 4.7%, respectively, of our sales for air tickets, which were most commonly for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2013, transactions executed through our websites, call centers and travel stores accounted for approximately 94.7%, 3.3% and 2.0%, respectively, of our total transactions. In the nine months ended December 31, 2013, transactions executed through our websites, call centers and travel stores accounted for approximately 93.2%, 4.7% and 2.1%, respectively, of our total transactions.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae, www.makemytrip.com.sg and www.makemytrip.ca servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. We have tailored www.makemytrip.com and its content to our predominantly Indian user base. For example, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. We also own the travel website HotelTravel.com, which was acquired as part of our acquisition of the Hotel Travel Group in November 2012 and through this website, customers can search, compare and make reservations at approximately 90,000 hotels and properties internationally and in India, which are also sold to MakeMyTrip.com customers. MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition, we own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. Through this website, customers can search, compare and make reservations at approximately 120,000 hotels and properties internationally and in India. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online. We have also designed our websites to offer personalized recommendations and offers based on a customer’s history. In addition, we have self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries. Customers can also purchase ancillary travel-related services and products, such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 80% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), allows us to deliver real time information.

Select. At this stage, our websites display to the customer various possible selections that are available in a user-friendly format, and also prompt the customer with available special offers or provide additional information about the product. Our websites are enabled with asynchronous JavaScript and extensible markup language allowing customers to sort or refine search results by further defining certain parameters such as price range, time range, preferred airlines and availability of refunds for air tickets, and star rating, preferred hotel chains and hotel amenities.

Review. After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the Amadeus GDS or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking air tickets or hotels will also be shown options to purchase travel insurance and other related ancillary services.

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or cash cards. We also offer cash-on-delivery for select travel products and partial payment options for large value transactions. The payment gateway for sales on our Indian website is secured by “Verified by VISA”, “MasterSecure” and “American Express SafeKey”. On our US website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. On HotelTravel.com, customers may pay in multiple currencies with credit cards.

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use our self-service web-support, TripAssist, to check their flight or train details, print e-tickets and cancel flight and rail bookings and track progress of refunds.

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of December 31, 2013, we employed approximately 129 sales representatives, including supervisors, in all of our in-house call centers. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreement with iEnergizer IT Services provides our customers the option of using Tamil for their transactions. Our agreement with IBM is in the process of being transferred to another party which is in the process of acquiring IBM’s business process outsourcing business. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,146 external sales and service agents from IBM, iEnergizer IT Services, Serco, InterGlobe, Motif India Infotech and other providers constituting our outsourced call center sales and service force as of December 31, 2013. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers.

Travel Stores

As of December 31, 2013, we had 20 company-owned travel stores, in 18 cities, including one in our office in Gurgaon, 38 franchisee-owned travel stores which primarily sell packages in 35 cities, including metropolitan areas across India and a store in Kathmandu, Nepal, and counters in four major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011. Since 2011, we have added 33 additional stores.

At all of our travel stores, customers can consult with our sales representatives, receive comprehensive, real time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, agents in our travel stores sell our products exclusively. All our travel stores are also equipped with our ERP application and linked to our CRM system. We believe that our travel stores are important for our overall growth as they represent a direct interface between our customers and us, in addition to giving us access to customers who still prefer to meet representatives to make their travel bookings.

The experience for a customer in all our travel stores, including those owned and operated by franchisees, is substantially similar because all our travel stores are operated according to the same guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009 to enable registered agents to access our B2B website and sell our full suite of online travel products to their customers, although access is now only available for our hotels and packages products. As of December 31, 2013, we had a network of approximately 577 registered agents across approximately 116 cities and towns in India. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

In 2008, we launched our mobile service platform. Our mobile services allow customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. In 2012, we extended our mobile services to allow customers to book domestic hotels, buses and holiday packages on mobile and updated our mobile site, http://m.makemytrip.com, with touch-optimization and a better design and user interface for Android and iPhone users. In April 2013, we launched “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins.

In addition to our basic and touch mobile sites accessible at http://m.makemytrip.com, our mobile services are available through our BlackBerry application, which was launched in early 2011, our Android application, which was launched in April 2012, our iPhone application, which was launched in July 2012 and our Windows Mobile application, which was launched in August 2013. Our cumulative mobile application downloads have increased from approximately 300,000 as of April 30, 2012 to more than 2.5 million as of February 28, 2014.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry allows bookings for Indian domestic flights, and our Windows Mobile application allows bookings for Indian domestic flights and hotels. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers in India, one located in Mumbai and one located in Chennai, one external data center located in Singapore, which we are in the process of shutting down, and one internal data center in our office in Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. The Singaporean external data center primarily serves our HotelTravel.com business with critical data replicated to our Indian external data centers, although we are currently in the process of moving the hosting of HotelTravel.com’s technology infrastructure to our Indian external data centers and it is expected to be completed by the end of March 2014. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our system is capable of handling up to 3.0 million website requests a day and 8.5 million page views per day.

To further support business continuity, our Indian external data centers are able to replicate and synchronize data from each other on a continuous basis, which effectively allows them to back up each other’s data. In addition, all data is backed up on a weekly basis on tapes. These tapes are kept at a safe and secure location outside the data centers.

Our technology infrastructure is monitored by an internal team that operates 24 hours a day, seven days a week and is assisted by an outsourced security monitoring and engineering support team that also operate 24 hours a day, seven days a week. All our servers installed at our data centers and at our offices are also secured with firewalls.

We have the ability to scale our technology platform up and down to meet our needs without incurring substantial costs through the use of virtual machines and infrastructure when required. Our technology stack is also modular and can be easily modified for multiple lines of business.

We believe we have core technology advantages in multiple areas, including:

•	website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive low-price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	availability on a variety of mobile platforms, including iPhone, Android, BlackBerry and Windows Mobile;

•	scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;

•	capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for our customers;

•	social engagement platform that allows our customers to connect to their virtual friends through our site, using various sharing options from external social networks; and

•	capability to monitor the more than 10,000 unique system, application, network, security and business metrics that make up our technology platform, including the capability to generate advanced reports and alerts related to this data.

Fully Integrated Technology Platform

Our CRM system uses software by Oracle RightNowTM CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have “Verified by VISA”, “MasterSecure” and “American Express SafeKey” payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

Our system also allows us to provide high quality customer service by promptly processing customer inquiries and requests and by monitoring the performance of our sales and customer service representatives and our outsourced call center sales force on a round-the-clock basis. Our system also enables us to monitor the number of waiting calls and limit aborted calls on our hotlines due to long waiting time.

We integrate our ERP application (which uses Microsoft DynamicsTM) with our CRM system which enables our agents to create packages, make and amend bookings as well as attend to customer inquiries. Our

CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use software from Omniture Web Analytics, SAS, Big Data Hive and Qlikview to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through a GDS or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

Security

We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real time. All sensitive data transmitted through our systems is encrypted using SSL 1024 bit encryption technology. Our information security team also coordinates internal and external audits every six months. Our travel portal in India is compliant with the PCI-DSS (Payment Card Industry Data Security Standard) (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and improve the rate at which potential customers visiting our website become actual customers.

Our marketing channels primarily include online advertising, such as paid search engine marketing and optimization with leading Internet search engines (such as Google™) and display advertising on websites (such as Yahoo!™ India and TripAdvisor™), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook™, YouTube™ and Twitter™.

Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as, from time to time, partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, in the past we have run a promotion offering one free domestic air ticket upon the purchase of one domestic air ticket in India, subject to certain conditions. The estimated cost of any such free air tickets is recognized at the time of issuance of the paid air tickets. We do not expect this promotion to have a significant impact on our revenues.

We have partnerships with the entertainment business in India to promote our hotel products. In addition, we were the official travel partner of the Sunrisers Hyderabad in 2013, one of the cricket teams in the Indian Premier League, to promote our online hotel offerings. As the team’s principal sponsor, we had our logo prominently displayed on the front of each player’s jersey and around the stadium and grounds in Hyderabad.

The campaign was supported with television commercials that ran nationwide in April and May 2013, featuring Indian and international cricket stars booking hotels online with www.makemytrip.com.

We also have alliances and arrangements with several major banks in India, with whom we run promotional offers and vouchers. These alliances and arrangements provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. In the quarter ending March 31, 2014, we also expanded ‘My Trip Rewards’, our loyalty program, in association with PAYBACK, a global customer loyalty rewards company. Our program was remodeled in January 2014 to allow for automatic enrollment of customers on our website, which has helped in expanding the size of our program, and changes on our website have allowed our customers to use or earn loyalty points with greater ease for online bookings. As of December 31, 2013, we had approximately 300,000 members, who made a significant contribution to our overall business. We believe that our program has been particularly successful in connection with our hotels and packages business.

We have won many awards, including the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, Best Travel Portal by Lonely Planet (2013), Best Travel Portal (Indian) by Lonely Planet (2012), Outlook Traveller Favourite Travel Portal (2012), Travel Innovator of the Year by Travel Distribution World Asia Awards (2012), E Retailer of the Year at the Star Retailer Awards (2012), Best Mobile Strategy award at EyeforTravel’s Social Media & Mobile in Travel Asia conference (2013), Porter Prize (named after Michael E. Porter) for “Industry Architecture Shift” (2012), Safari India National Tourism Award for Best Online Tour Company (2012), Best Online Travel Agency and Best Domestic Tour Operator by the Times of India (2011), Best Travel Portal by CNBC Awaaz (2009) and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor (2009), as well as numerous awards from trade partners.

Customer Service

Our customer focused approach is centered on ensuring a favorable user experience on our websites as well as excellent customer service. Our intention is to provide customer support prior to, during and after travel. Our websites are designed to provide a user-friendly experience and integrate valuable travel information, such as flight status information, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support, called “TripAssist,” which is available on our Indian website, enables our customers to check the status of their domestic flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.

Call Centers. We provide our customers with comprehensive and real time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, whose employees have been trained by our respective outsourcing service providers and us.

Travel Stores. Customers may also visit our various travel stores and airport counters in 44 cities in India and a store in Kathmandu, Nepal, and obtain assistance from our sales and customer service representatives.

Mobile Service. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications and our mobile site http://m.makemytrip.com.

E-mail. Customers may also e-mail any inquiries or complaints, which we endeavor to address expeditiously.

Through our CRM system, we are able to maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system methodology, such that the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service operating 24 hours a day, seven days a week, which is responsible for answering any complaints or issues raised by our customers.

We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for ensuring that customers’ hotel bookings are checked and reconfirmed prior to the date of travel.

Our Indian website also offers our customers the option to make cash donations to plant trees in India to reduce their carbon footprint, when completing their bookings.

Supplier Relationships

We believe we have cultivated and maintain good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences which we obtain primarily through our CRM system, user-generated content on our websites as well as through our call centers.

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for the nine months ended December 31, 2013 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Fortune Hotels
Go Air	Emirates	Himalayan Voyages
IndiGo	Jet Airways	Indian Hotels
Jet Airways	Malaysian Airlines	Radisson Hotels
SpiceJet	Thai Airways	Sarovar Hotels

Airlines

We have access to real time inventory of all major airlines operating in, from and to India either through a GDS (we primarily use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with all India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service provider on a per-ticket basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us.

Hotels

As of December 31, 2013, we provided our customers with access to over 11,400 hotels and guesthouses in India, and more than 144,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

As of December 31, 2013, approximately 2.5% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. We intend to work with our suppliers to increase the number of “direct connects” as we believe “direct connects” benefit both us and the hotels. All other hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We are not subject to inventory risk on our direct allocations as unsold inventory is released to the hotels within an agreed time period. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We earn commissions from such agents and aggregators depending on the volume of room reservations made through them.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our domestic hotels and packages business, we compete primarily with Cox & Kings, Kuoni India and Thomas Cook, all of which are established industry players in the Indian travel market.

Some of our competitors have significantly greater financial, marketing, personnel and other resources than us, and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services, brand recognition, customer service and customer care, fees charged to travelers, ease of use of websites, accessibility and reliability.

Certain of our travel suppliers have also been steadily focusing on increasing online demand on their own websites and decreasing or eliminating their dependence on third-party distributors like us. For instance, many low-cost airlines may, subject to applicable regulations, reduce or eliminate commissions to agents such as us or restrict the amount of service fees we are able to charge customers. Suppliers who sell on their own websites typically do not charge a processing fee, and, in some instances, offer advantages such as their own bonus miles or loyalty points, which could make their offerings more attractive to customers than offerings like ours.

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “MakeMyTrip,” and other rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors, to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.luxury.com.sg,” “www.indiaahoy.com,” and “www.hoteltravel.com” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, Canada and the United States and “MakeMyTrip Times” and “India Ahoy” in India. We have applied for registration of the trademark “MakeMyTrip” in Australia, Malaysia, Sri Lanka, Hong Kong, Thailand and the United Arab Emirates. We have also applied for trademark registration of the logos “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “makemytrip.com — Memories Unlimited” and “my”; word marks “Traveltalkies” and “Memories Unlimited”; and logos and word marks for “tripalong”, “routeplanner” and “MakeMyTrip — Hotels Unlimited” in India, and such applications are currently pending, and we have filed responses to objections by the Trademark Registry to certain such applications. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We are also in the process of obtaining an assignment over the trademark “ticketvala.com” which is registered under the name of the previous owner Travis Internet Private Limited, and over the trademark “Luxury Tours & Travel”, which was registered under the name of the previous controlling shareholder, Luxury Tours. After our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of December 31, 2013, we had 1,617 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
	2011	2012	2013
Division/Function
Management	6	5	6
Product development	40	60	45
Sales and marketing	575	670	768
Technology development and technology support	151	188	297
Others (including operations, business development, administration, finance and accounting, legal and human resources)	238	350	497

Total	1,010	1,273	1,613

	Number of Employees as of March 31,
	2011	2012	2013
Location
India	1,006	1,188	1,279
United States and Canada	4	4	5
Singapore	—	75	78
Malaysia	—	6	11
Thailand	—	—	235
United Arab Emirates	—	—	4
China	—	—	1

Total	1,010	1,273	1,613

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of December 31, 2013, we employed 141 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 18 cities in India and for our airport counters in Mumbai, Delhi and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offering in June 2011 and we are currently considering its extension for the purposes of this offering. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance and fidelity insurance for MMT India and have also purchased public liability insurance, fidelity insurance and work injury compensation insurance with an aggregate policy limit of approximately $2.0 million for Luxury Tours.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received a license in West Bengal and applied for such license in the National Capital Territory of Delhi. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer (single branch), which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $0.04 million). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.

Under the Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information.

We obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, which are valid for 20 years from September 27, 2005 and June 6, 2001, respectively. We have also obtained Telemarketing Centre Approvals for Delhi and Gurgaon, which are valid until 2018.

We obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our company-owned travel stores are located.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities. These requirements currently include restrictions on issuances, pricing and valuation of shares of Indian companies and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India.

The Companies Act, 2013, or the new Companies Act, which has recently been enacted, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions, restrictions on the number of layers of subsidiaries and corporate social responsibility spending. However, only certain provisions of the new Companies Act are currently effective, and the existing Companies Act, 1956 remains in effect with respect to other provisions and many aspects of the new Companies Act remain subject to delegated rulemaking by the Government of India. The timing for effectiveness of the remaining provisions of the new Companies Act and publication and effectiveness of the rules is unclear. See “Risk Factors — Risks Related to

Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Proceedings

Certain tax matters involving our key subsidiary, MMT India, are disclosed below.

Income Tax

Assessment Year 2005-06

In November 2008, we received a show cause notice from the Indian income tax authorities for the assessment year 2005-2006 and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of website development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of website development depreciation expenses with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for August 6, 2014.

Assessment Year 2006-07

In December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities directing penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing is scheduled for August 6, 2014.

Assessment Year 2007-08

In January 2011, we received an assessment order from the Indian income tax authorities for the assessment year 2007-2008, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of website development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of website development depreciation expenses. We believe that the Income Tax Department appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, and we understand that a hearing is currently scheduled for March 19, 2014. However, we have not received any official notice of such appeal.

Assessment Year 2008-09

In February 2012, we received an assessment order from the Indian income tax authorities for the assessment year 2008-2009, and a demand for additional tax payments of approximately Rs. 43 million (approximately $0.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.7 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of website development depreciation expenses and non-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for March 19, 2014.

Assessment Year 2009-10

In May 2013, we received an assessment order from the Indian income tax authorities for the assessment year 2009-2010, and a demand for additional tax payments of approximately Rs. 276 million (approximately $4.5 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of website development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs. 330 million (approximately $5.3 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). A hearing is yet to be scheduled.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India. In October 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $27.45 million) and additional interest and penalties if finally determined to be payable. We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending and the hearing is to be scheduled.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, we received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. The aggregate value of these claims is approximately Rs. 16.7 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending before the service tax authorities.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, we received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 16.1 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending before the service tax authorities.

Other Proceedings

Dispute with Tata Sons Limited

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the

“Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The parties have since mutually agreed to withdraw the case filed in the United States. The Delhi High Court has since delegated authority to a local commissioner to record evidence from each party and cross-examine witnesses and to report on the findings to the Delhi High Court. The next hearing in the Delhi High Court is scheduled for September 15, 2014.

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. However, we have not received any notice of claim or summons either from any Indian court or such competitor and we believe that such complaint is without merit or basis. We have separately filed a criminal complaint for defamation against Ezeego1 and certain other parties in the Patiala House district court in respect of statements relating to proceedings purported to be pending against us and related hearings are currently pending in the Delhi High Court and the Patiala House district court with the next hearing scheduled for March 11, 2014.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1991, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs. 40 million ($0.7 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the check and for breach of our agreement. The hearings under those cases are due in March 2014. The hotel and its owner have offered to settle the matter out of court and negotiations are ongoing.

Dispute with Former Shareholders of the Hotel Travel Group

Our company is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which we acquired in November 2012. The dispute arises in connection with the operation of the indemnification and escrow mechanisms under a share purchase agreement under which these former shareholders of the Hotel Travel Group agreed to sell and transfer to our company the share capital of the companies that constitute the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. The sum in dispute is $2.5 million.

MANAGEMENT

Directors and Senior Management

Our board of directors consists of 11 directors.

The following table sets forth the name and position of each of our directors and executive officers as of the date hereof:

Name	Position/Title

Directors:
Deep Kalra	Director, Group Chairman and Group Chief Executive Officer
Keyur Joshi	Director, Group Chief Commercial Officer
Rajesh Magow	Director, Chief Executive Officer — India
Ravi Adusumalli	Director
Aditya Tim Guleri	Director
Philip C. Wolf	Director
Vivek N. Gour	Independent Director
Frederic Lalonde	Independent Director
Ranodeb Roy	Independent Director
Gyaneshwarnath Gowrea	Director
Mohammad Akhtar Janally	Director

Executive Officers(1):
Mohit Kabra	Group Chief Financial Officer
Mohit Gupta	Group Chief Business and Marketing Officer
Amit Somani(2)	Group Chief Products Officer
Sanket Atal	Group Chief Technology Officer

Notes:

(1)	Other than directors who are also executive officers.

(2)	Mr. Amit Somani resigned on February 10, 2014 and his resignation is effective from May 9, 2014.

Directors

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 21 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

Keyur Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 6, 2012. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and he has over 13 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 21 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Private Limited, Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is 1045 Quarry Mountain Lane, Park City, UT, 84098.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded in 1994 and served as president and chief executive officer until its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper, QuickMobile, Booking Markets, TrustYou and Travel.ru. Mr. Philip was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666-0329, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc., a privately held company which runs www.hopper.com, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #15-05 Royal Group Building, Singapore 048693.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Multiconsult. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager within Cim Global Business, having joined Multiconsult Limited (now part of Cim Group) in July 2003. Mr. Janally is a Fellow of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is 33, Edith Cavell Street, Port Louis, Mauritius.

Executive Officers

The business address for our executive officers is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director of Finance in Kohler India from 2006 to June 2011. Mr. Kabra holds a bachelor of commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Mohit Gupta is our group chief business and marketing officer. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited. from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a master’s degree in business administration from the Indian Institute of Management, Kolkata, India.

Amit Somani is our group chief products officer. Prior to joining us in January 2010, Mr. Somani served as group product manager for Google Inc. (India) from July 2007 to December 2009, and prior to that as director of engineering and product management at IBM in San Jose, California, United States, from July 1995 to May 2007. Mr. Somani has over 18 years of experience in online businesses. Mr. Somani holds a bachelor of technology degree in computer science and engineering from the Institute of Technology, Banaras Hindu University, Varanasi, India and a master’s degree in computer science from the University of Wisconsin, United States. Mr. Somani holds seven patents and is the recipient of three IBM outstanding technical achievement awards.

Sanket Atal is our group chief technology officer. Mr. Atal has over 23 years of experience in software development and has managed large organizations. From June 2010 to June 2012, Mr. Atal was Senior Vice President and General Manager for the India Technology Center of CA Technologies in Hyderabad, which is CA Technologies’ largest center worldwide. Prior to joining CA Technologies, he worked at Oracle from April 2006 till June 2010. Mr. Atal was one of the founders of Oracle’s research and development center in Portland, Oregon and worked there until his relocation to India in August of 2006. In India, he headed product development for Oracle’s Server Technologies division with teams in Bangalore, Hyderabad and Noida. He began his career with Sequent Computer Systems, and later Informix, where he worked on a joint project to develop a parallel processing Relational Database Management System. Mr. Atal holds a bachelor’s degree in computer science and mathematics from Cornell University, a master of science degree in computer science from the University of Wisconsin, Madison and a master degree in business administration from the University of Oregon.

Outstanding Options

During fiscal years 2011, 2012 and 2013, no options were granted to any of our directors and executive officers under our Equity Option Plan. As of December 31, 2013, 470,968 outstanding options were held by our directors and executive officers as set forth in the following table:

Name	Shares Underlying Outstanding Options	Exercise Price ($ per Share)	Date of Grant	Date of Expiration
Keyur Joshi	16,250	1.98	June 25, 2009	June 25, 2017	(1)
Rajesh Magow	182,140	0.74	June 25, 2009	June 25, 2017	(1)
	114,000	1.98	June 25, 2009	June 25, 2017	(1)
	32,981	0.53	June 25, 2009	June 25, 2017	(1)
Other directors and executive officers	21,000	0.53	June 25, 2009	June 25, 2017	(1)
	28,918	5.06	June 25, 2009	June 25, 2017	(1)
	75,679	0.53	January 4, 2010	Various Dates	(2)

Notes:

(1)	All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017.

(2)	These options vest in four equal installments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options must be exercised prior to the earlier of 48 months from their vesting date or 72 months from their date of grant, subject to the terms of our Equity Option Plan. See “— Equity Option Plan — Option Exercise and Expiration” above.

Outstanding RSUs

During fiscal year 2013, 612,466 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 4,009 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them for fiscal year 2012. During the nine months ended December 31, 2013, 538,554 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 3,900 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them for fiscal year 2013. As set forth in the following table, outstanding RSUs as of December 31, 2013 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2013(1)		Total RSUs Granted in Nine Months Ended December 31, 2013(2)	Exercise Price
					($ per Share)
Deep Kalra	963,433	305,253		137,366	0.0005
Keyur Joshi	330,324	114,470		135,941	0.0005
Rajesh Magow	424,761	152,626		174,887	0.0005
Other executive officers	146,991	36,108	(3)	86,460	0.0005

Notes:

(1)	Does not include 4,009 fully vested RSUs granted to our directors in lieu of cash compensation owed to them for fiscal year 2012.

(2)	Does not include 3,900 fully vested RSUs granted to our directors in lieu of cash compensation owed to them for fiscal year 2013.

(3)	Does not include RSUs granted to Mr. Mohit Kabra on July 1, 2012.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2013 on a fully-diluted basis, as adjusted to reflect the sale of the ordinary shares in this offering (including ordinary shares to be issued and sold pursuant to the exercise of options by certain of our selling shareholders effective upon the completion of this offering), held by:

•	each of our directors and executive officers having more than 1.0% beneficial share ownership;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each other selling shareholder.

Each of our shareholders is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of December 31, 2013, 22,187,681 of our outstanding ordinary shares representing 58.67% of our outstanding shares immediately prior to this offering were held by 5 registered holders of record with addresses in the United States, including shares held through DTC. Some of these ordinary shares may be held by brokers or other nominees. Accordingly, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of December 31, 2013 are based on 37,816,944 ordinary shares outstanding immediately prior to this offering. The percentage of ordinary shares beneficially owned after this offering further includes ordinary shares to be issued in this offering (including ordinary shares to be issued and sold pursuant to the exercise of options by certain of our selling shareholders effective upon the completion of this offering) assuming that the underwriters do not exercise their option to purchase additional shares. The underwriters may choose to exercise the option to purchase additional shares in full, in part or not at all. SAIF, one of our principal shareholders, will not participate in the initial offering and will instead only offer shares in the event that the underwriters exercise their option to purchase additional shares.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering(1)
	Number	Percent		Number	Percent
Directors:
Deep Kalra(2)	3,968,206	10.46	275,000	3,693,206	8.93
Keyur Joshi(2)	198,158	0.52	55,000	143,158	0.35
Rajesh Magow	435,910	1.14	100,096	355,814	0.81
Ravi Adusumalli	—	—	—	—	—
Ranodeb Roy	—	—	—	—	—
Aditya Tim Guleri(3)	*	*	—	*	*
Philip C. Wolf	*	*	—	*	*
Vivek N. Gour	*	*	—	*	*
Frederic Lalonde(4)	*	*	—	*	*
Gyaneshwarnath Gowrea	—	—	—	—	—
Mohammad Akhtar Janally	—	—	—	—	—

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered		Shares Beneficially Owned After Offering(1)
	Number	Percent			Number	Percent
Executive Officers:
Mohit Gupta	49,918	0.13	20,000		29,918	0.07
Mohit Kabra	7,904	0.02	7,904		—	—
Sanket Atal	*	*	—		*	*
Amit Somani(5)	84,061	0.22	42,000		42,061	0.10
All our directors and executive officers as a group	4,809,986	12.34	500,000		4,309,986	10.27
Principal and Selling Shareholders:
SAIF(6)
Suites 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong	11,836,570	31.30	—	(7)	11,836,570	28.65
Tiger Global(8)
101 Park Avenue, 48th Floor, New York, NY 10178, USA	7,299,826	19.30	—		7,299,826	17.67
Sierra Ventures(9)
2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA	1,508,615	3.99	1,000,000		508,615	1.23
Massachusetts Financial Services Company (10)
111 Huntington Avenue, Boston, MA 02199, USA	1,974,595	5.22	—		1,974,595	4.78
T. Rowe Price(11)
100 E. Pratt Street, Baltimore, MD 21202, USA	3,722,200	9.84	—		3,722,200	9.01
Wasatch Advisors, Inc.(12)
505 Wakara Way, Salt Lake City, UT 84108, USA	3,493,892	9.24	—		3,493,892	8.46

*	Represents beneficial ownership of less than 1.0% of our issued share capital (assuming the exercise of share options held by certain of our selling shareholders for sale in this offering).

Notes:

(1)	Assumes the underwriters’ option to purchase additional ordinary shares is not exercised.

(2)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 968,206 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.

(3)	Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, or the Guleri Family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein. See also note (9) below.

(4)	Mr. Frederic Lalonde acquired 60,940 ordinary shares of our company in February 2011. As of December 31, 2013, he held 20,940 shares.

(5)	On February 10, 2014, Mr. Amit Somani, our chief products officer, resigned from our company as our chief products officer. His resignation is effective as of May 9, 2014.

(6)	Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder.

(7)	SAIF may elect to offer ordinary shares in this offering only in the event that the underwriters exercise their option to purchase additional shares.

(8)	The shareholders are Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Tiger Global Investments, L.P., Lee Fixel and The E&SS Foundation Inc. The Tiger Global entities are controlled by Chase Coleman, Scott Shleifer, Lee Fixel and Feroz Dewan.

(9)	The shareholders are Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC (as nominee for its members), collectively referred to as the Sierra Ventures entities. Consists of 33,170 ordinary shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members (including for the Guleri family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary. See note (3) above). The Sierra Ventures entities do not have voting or investment discretion with respect to the shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members (including those held for the Guleri family trust). Sierra Ventures Associates VIII, LLC is the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P. Messrs. Jeffrey M. Drazan, David C. Schwab, Peter C. Wendell, Steven P. Williams and Aditya Tim Guleri are the managing members of Sierra Ventures Associates VIII, LLC and may be deemed to control the Sierra Ventures entities. Messrs. Drazan, Schwab, Wendell, Williams and Guleri disclaim beneficial ownership of all shares held by the Sierra Ventures entities, except to the extent of their respective proportionate pecuniary interest therein.

(10)	Information based on a report on Schedule 13G filed with the SEC on February 10, 2014.

(11)	Information based on Amendment No. 3 to a report on Schedule 13G filed with the SEC on February 14, 2014. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.

(12)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 13, 2014.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our company by our principal shareholders in our ordinary shares and preferred shares in the last three fiscal years. Except as disclosed below, there were no significant changes in the percentage of ownership in our company in the last three fiscal years. Percentages set forth below are based on the number of ordinary shares outstanding as of the dates set forth below.

	As of March 31,						As of December 31,
	2011		2012		2013		2012		2013
Name and Type of Shares	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
SAIF:
Ordinary shares	14,628,050	41.68%	11,836,570	31.85%	11,836,570	31.48%	11,836,570	31.56%	11,836,570	31.30%
Tiger Global(1) :
Ordinary shares	4,301,240	12.25%	7,356,346	19.80%	7,299,826	19.41%	7,299,826	19.46%	7,299,826	19.30%
Travogue:
Ordinary shares	3,000,000	8.55%	3,000,000	8.07%	3,000,000	7.98%	3,000,000	8.00%	3,000,000	7.93%
Massachusetts Financial Company:(2)
Ordinary shares	—	—	—	—	—	—	—	—	1,974,595	5.22%
T. Rowe Price:(3)
Ordinary shares	—	—	—	—	—	—	—	—	3,722,200	9.84%
Wasatch Advisors Inc.:(4)
Ordinary shares	—	—	—	—	—	—	—	—	3,493,892	9.24%

Notes:

(1)	The shareholders are Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Tiger Global Investments, L.P., Lee Fixel and The E&SS Foundation Inc. The Tiger Global entities are controlled by Chase Coleman, Scott Shleifer, Lee Fixel and Feroz Dewan.

(2)	Information based on a report on Schedule 13G filed with the SEC on February 10, 2014. This shareholder has not filed a Schedule 13G for a prior period and as a result prior historical information is not available.

(3)	Information based on Amendment No. 3 to a report on Schedule 13G filed with the SEC on February 14, 2014. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc. This shareholder has not filed a Schedule 13G for a prior period and as a result prior historical information is not available.

(4)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 13, 2014. This shareholder has not filed a Schedule 13G for a prior period and as a result prior historical information is not available.

RELATED PARTY TRANSACTIONS

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions for the period after March 31, 2013.

Transactions with Chandra Capital

In the nine months ended December 31, 2012 and December 31, 2013, we earned revenue of $48,919 and $52,236, respectively, from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. Mr. Adusumalli is a director on our board of directors as a nominee of SAIF, one of our principal shareholders that owned 31.30% of our shares as of December 31, 2013, and a selling shareholder if it elects to offer shares in this offering, in the event that the underwriters exercise their option to purchase additional shares. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Trade and Other Receivables Outstanding

As of December 31, 2013, we had trade and other receivables outstanding of $21,055 from related parties.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Total	4,500,000

The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus supplement is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the ordinary shares offered by this prospectus supplement if any are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $                 per ordinary share. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain selling shareholders and SAIF, who is otherwise not participating in the initial offering of shares, have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 675,000 ordinary shares from such shareholders at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discounts and commissions set forth on the same. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table sets forth the underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions	$	$	$	$

Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT.”

The ordinary shares being offered pursuant to this prospectus supplement include shares initially offered and sold outside the United States pursuant to Regulation S that may be resold from time to time in the United States in transactions that require registration under the Securities Act.

The estimated expenses of this offering that are payable by us, exclusive of the underwriting discounts and commissions, are approximately $            , including registration fees of approximately $50,000, estimated printing fees of approximately $100,000, estimated legal fees and expenses of approximately $             and estimated accounting fees and expenses of approximately $90,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of securities offered by it.

We, the selling shareholders and SAIF have agreed that, without the prior written consent of the underwriters, we and they will not, during the period ending 45 days after the date of this prospectus supplement:

•	offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares,

whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, or file or cause to be filed any registration statement relating to the offering of, or, in the case of each shareholder, make any demand for or exercise any registration right in respect of, any shares or any securities convertible into or exercisable or exchangeable for shares.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters;

•	the issuance by us of ordinary shares upon the exercise of options or RSUs or the conversion of securities outstanding on the date of this prospectus supplement;

•	the grant by us of share options under our share option plan or the grant by us of RSUs under our share incentive plan, provided that each such grant shall be subject to, and each such grantee shall be bound by, the restrictions described above and the aggregate number of ordinary shares underlying such options or RSUs shall not exceed 1.5% of our ordinary shares outstanding immediately after the completion of this offering;

•	issuances by us of our ordinary shares (whether in the form of our ordinary shares or securities convertible or exchangeable into our ordinary shares) from time to time in connection with any acquisition or merger with another company or an acquisition of assets related to a business from another person or entity that we have announced or completed on or prior to the date of this prospectus supplement; or

•	issuances by us of up to 2.5% of our ordinary shares outstanding immediately after the completion of this offering (whether in the form of our ordinary shares or securities convertible or exchangeable into our ordinary shares) from time to time in connection with any acquisition or merger with another company or an acquisition of assets related to a business from another person or entity.

In addition, in the case of each provider of a lock-up agreement, other than our company, the restrictions described above do not apply to:

•	transactions relating to ordinary shares acquired in open market transactions after the completion of this offering;

•	the exercise of share options or RSUs outstanding on the date of this prospectus supplement, provided that ordinary shares issued upon such exercise shall be subject to the restrictions described above; or

•	distributions by such person of ordinary shares to limited partners or general partners of such person, provided that such distributee agrees to be bound by the restrictions described above and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares shall be required or shall be voluntarily made in respect of the transfer or distribution during the 45-day lock-up period.

A prospectus in electronic format may be made available on the websites maintained by the underwriters or securities dealers. The underwriters may allocate a number of the ordinary shares for sale to their online brokerage account holders. Shares to be sold pursuant to an Internet distribution will be allocated by the underwriters on the same basis as other allocations. In addition, the ordinary shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

The underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.

In order to facilitate the offering of ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the shares. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, the underwriters and certain of their affiliates have provided, and continue to provide, commercial and investment banking services to us for which they have received, and may in the future receive, customary compensation.

We, the selling shareholders and SAIF have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters may be contacted at the following addresses: Citigroup Global Markets Inc., 338 Greenwich Street, New York, New York 10013, United States of America; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, United States of America; and Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, United States of America.

Selling Restrictions for the Ordinary Shares

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or the shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus supplement:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (“Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors (“Exempt Investors”) available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus supplement will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Canada. The ordinary shares may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, pursuant to an exemption from the requirement to file a prospectus with the relevant securities regulatory authority, and therein only by a dealer duly registered under applicable laws or that is relying on the “international dealer exemption” in accordance with applicable laws or, alternatively, that is entitled to rely on exemptions from the dealer registration requirements in the relevant jurisdiction in Canada.

European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer may be made to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus supplement in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer to the public in that Relevant Member State of such ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall require our company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. Our ordinary shares may not be offered or sold in Hong Kong, or offered or directed for sale from outside Hong Kong to any person in Hong Kong, by means of this prospectus supplement or any document other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong), or the SFO, and any rules made thereunder, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our ordinary shares may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO.

India. This prospectus supplement and the accompanying prospectus has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This prospectus supplement and the accompanying prospectus has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This prospectus supplement and the accompanying prospectus and this offering of ordinary shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 1956, as amended, to the extent applicable, and the Companies Act, 2013, as amended, to the extent notified, our ordinary shares have not been, and will not be, offered or sold to the public or any member of the public in India. This prospectus supplement and the accompanying prospectus is strictly personal to the recipient and neither this prospectus supplement nor the accompanying prospectus nor the offering of our ordinary shares is calculated to result, directly or indirectly, in our ordinary shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in our company and our ordinary shares under applicable laws, rules and regulations in India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling our ordinary shares.

Ireland. The offering is being effected in the Republic of Ireland by way of a private placement. Each addressee of the offering in the Republic of Ireland shall be deemed to have acknowledged, represented and agreed that the offering is open for acceptance by the offeree only and that the offeree will not pass a copy of the prospectus and related documents on to any person other than the offeree’s professional advisors and that any ordinary shares acquired by the offeree will not have been acquired with a view to offer or resale to persons in circumstances which may give rise to an offer to the public. Our company is not authorized or supervised by the Irish Financial Regulator.

Japan. Our ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and our ordinary shares will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mauritius. Our ordinary shares may not be offered, distributed or sold, directly or indirectly, in Mauritius or to any resident of Mauritius, except as permitted by applicable Mauritius law, including but not limited to the Mauritius Securities Act. No offer or distribution of securities will be made to the public in Mauritius.

Singapore. This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland. This prospectus supplement does not constitute a public offering prospectus as that term is understood pursuant to Article 652a of the Swiss Code of Obligations. We have not applied for a listing of our ordinary shares on the SWX Swiss Exchange and consequently the information presented in this prospectus supplement does not necessarily comply with the information standards set out in the relevant listing rules. Our ordinary shares may not be publicly offered or sold in Switzerland. The shares may be offered or sold only to a selected number of individual investors in Switzerland, under circumstances which will not result in our ordinary shares being a public offering within the meaning of Article 652a of the Swiss Code of Obligations. Each copy of this prospectus supplement is addressed to a specifically named recipient and shall not be passed to a third party.

United Arab Emirates. This prospectus supplement is not intended to constitute an offer, sale or delivery of the ordinary shares or other securities under the laws of the United Arab Emirates, or UAE. The shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the ordinary shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in our ordinary shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. This prospectus supplement does not constitute an approved prospectus for the purposes of and as defined in section 85 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”), has not been prepared in accordance with the prospectus rules issued by the UK Financial Services Authority (the “FSA”) pursuant to section 73A of the FSMA and has not been approved by or filed with the FSA or by any other authority which would be a competent authority for the purposes of Directive 2003/71/EC (the “Prospectus Directive”). The ordinary shares may not be offered or sold and will not be offered or sold to the public in the UK (within the meaning of sections 85 and 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (within the meaning of section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ordinary shares except in circumstances in which section 21(1) of the FSMA does not apply to our company.

This prospectus supplement is directed only at: (i) persons outside the UK; (ii) persons having professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”); (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (d) of the Order; or (iv) to persons to whom it may otherwise be lawfully communicated (all such persons referred to in (i) to (iv) above together being referred to as “Relevant Persons”. This prospectus supplement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus supplement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

LEGAL MATTERS

We are being represented by Latham & Watkins LLP with respect to legal matters of United States federal securities and New York State laws. Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares offered in this offering and legal matters as to Mauritian law will be passed upon for us by Conyers Dill & Pearman (Mauritius) Limited. Certain legal matters as to Indian law will be passed upon for us by S&R Associates and for the underwriters by Amarchand & Mangaldas & Suresh A. Shroff & Co. Latham & Watkins LLP may rely upon S&R Associates with respect to certain matters governed by Indian law and upon Conyers Dill & Pearman (Mauritius) Limited with respect to matters governed by Mauritian law. Shearman & Sterling LLP may rely upon Amarchand & Mangaldas & Suresh A. Shroff & Co. with respect to matters governed by Indian law and upon Conyers Dill  & Pearman (Mauritius) Limited with respect to matters governed by Mauritian law.

EXPERTS

Our consolidated financial statements as of March 31, 2013 and 2012, and for each of the years in the three-year period ended March 31, 2013, and management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG, the independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of March 31, 2013, contains an explanatory paragraph that states that we acquired the Hotel Travel Group and the ITC Group during the year ended March 31, 2013, and management excluded from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013, the Hotel Travel Group’s and the ITC Group’s internal control over financial reporting associated with total assets of $35,825,105 (of which $23,685,262 represents goodwill and intangibles included within the scope of the assessment) and total revenues of $6,207,024 included in our consolidated financial statements as of and for the year ended March 31, 2013. KPMG’s audit of our internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of the Hotel Travel Group and the ITC Group.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2013 and December 31, 2013	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss) for the Three and Nine Months Ended December 31, 2012 and December 31, 2013	F-3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the Nine Months Ended December 31, 2012 and December 31, 2013	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Nine Months Ended December 31, 2012 and December 31, 2013	F-6
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-7

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	Note	As at March 31, 2013	As at December 31, 2013
		(in USD)
Assets
Property, plant and equipment	12	9,203,826	8,208,678
Intangible assets and goodwill	13	34,987,017	33,333,826
Trade and other receivables, net	14	820,951	916,184
Investment in equity-accounted investee		1,294,082	1,174,310
Other investments		4,958,994	3,989,101
Derivative instruments		14,678	—
Term deposits	16	911,245	655,819
Non-current tax assets		—	4,648,456
Other non-current assets	18	527,391	479,449

Total non-current assets		52,718,184	53,405,823

Inventories		1,522,693	1,423,267
Derivative instruments		188,973	—
Current tax assets		7,535,440	2,615,816
Trade and other receivables, net	14	25,290,442	21,942,257
Term deposits	16	47,203,717	34,592,162
Other current assets	17	23,659,215	36,887,736
Cash and cash equivalents	15	36,501,478	32,153,349

Total current assets		141,901,958	129,614,587

Total assets		194,620,142	183,020,410

Equity
Share capital	19	18,797	18,904
Share premium	19	153,742,563	156,030,372
Reserves		(494,988)	(1,466,133)
Accumulated deficit		(60,964,228)	(79,115,536)
Share based payment reserve		19,901,803	26,941,173
Foreign currency translation reserve	19	(10,904,046)	(14,211,979)

Total equity attributable to equity holders of the Company		101,299,901	88,196,801
Non-controlling interest		694,050	668,712

Total equity		101,993,951	88,865,513

Liabilities
Loans and borrowings	21	284,433	224,569
Employee benefits	25	1,010,293	899,386
Deferred revenue	24	—	2,136,824
Deferred tax liabilities		383,444	333,781
Other non-current liabilities	23	6,804,211	6,634,099

Total non-current liabilities		8,482,381	10,228,659

Bank overdraft	15	866,521	—
Loans and borrowings	21	135,459	115,461
Trade and other payables	26	80,592,241	79,178,217
Deferred revenue	24	37,901	810,481
Other current liabilities	22	2,511,688	3,822,079

Total current liabilities		84,143,810	83,926,238

Total liabilities		92,626,191	94,154,897

Total equity and liabilities		194,620,142	183,020,410

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

		For the three months ended December 31,		For the nine months ended December 31,
	Note	2012	2013	2012	2013
		(in USD)
Revenue
Air ticketing		14,302,280	18,768,298	46,791,005	50,154,667
Hotels and packages		48,561,397	50,105,754	123,969,738	141,391,317
Other revenue	6	966,286	1,091,035	2,872,235	2,977,669

Total revenue		63,829,963	69,965,087	173,632,978	194,523,653

Other income		—	—	—	143,804

Service cost
Procurement cost of hotel and packages services		40,712,851	39,110,838	104,074,354	112,459,101
Cost of air tickets coupon		763,400	2,306,475	3,166,716	4,197,167
Personnel expenses	7	9,560,566	8,339,202	24,712,168	28,854,444
Other operating expenses	8	17,925,475	19,973,516	48,544,886	57,633,713
Depreciation and amortization	9	1,015,925	1,411,168	2,504,088	4,030,328

Result from operating activities		(6,148,254)	(1,176,112)	(9,369,234)	(12,507,296)

Finance income	10	954,242	420,612	3,121,154	1,855,979
Finance costs	10	1,371,326	808,955	2,912,404	7,396,477

Net finance income (costs)		(417,084)	(388,343)	208,750	(5,540,498)

Share of loss of equity-accounted investee		(44,071)	(27,380)	(120,592)	(119,772)

Loss before tax		(6,609,409)	(1,591,835)	(9,281,076)	(18,167,566)
Income tax benefit (expense)		1,373,503	(36,429)	2,006,959	(75,280)

Loss for the period		(5,235,906)	(1,628,264)	(7,274,117)	(18,242,846)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	10	(1,954,122)	(31,687)	(2,628,925)	(3,317,705)
Net change in fair value of available-for-sale financial assets	10	58,034	(20,020)	503,688	(969,893)

		(1,896,088)	(51,707)	(2,125,237)	(4,287,598)

Items that never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		—	—	(70,113)	67,667

Other comprehensive loss for the period, net of tax		(1,896,088)	(51,707)	(2,195,350)	(4,219,931)

Total comprehensive loss for the period		(7,131,994)	(1,679,971)	(9,469,467)	(22,462,777)

Profit (Loss) attributable to:
Owners of the Company		(5,218,716)	(1,633,438)	(7,185,465)	(18,227,280)
Non-controlling interest		(17,190)	5,174	(88,652)	(15,566)

Loss for the period		(5,235,906)	(1,628,264)	(7,274,117)	(18,242,846)

Total comprehensive income (loss) attributable to:
Owners of the Company		(7,123,095)	(1,678,419)	(9,390,326)	(22,437,439)
Non-controlling interest		(8,899)	(1,552)	(79,141)	(25,338)

Total comprehensive loss for the period		(7,131,994)	(1,679,971)	(9,469,467)	(22,462,777)

Loss per share
Basic	20	(0.14)	(0.04)	(0.19)	(0.48)
Diluted	20	(0.14)	(0.04)	(0.19)	(0.48)

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(7,185,465)	—	—	(7,185,465)	(88,652)	(7,274,117)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,638,436)	(2,638,436)	9,511	(2,628,925)
Net change in fair value of available-for-sale financial assets	—	—	—	503,688	—	—	—	503,688	—	503,688
Defined benefit plan actuarial loss, net of tax	—	—	—	—	(70,113)	—	—	(70,113)	—	(70,113)

Total other comprehensive income (loss)	—	—	—	503,688	(70,113)	—	(2,638,436)	(2,204,861)	9,511	(2,195,350)

Total comprehensive income (loss) for the period	—	—	—	503,688	(7,255,578)	—	(2,638,436)	(9,390,326)	(79,141)	(9,469,467)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	8,800,055	—	8,800,055	—	8,800,055
Issue of ordinary shares on exercise of share options	70	738,230	—	—	—	(550,133)	—	188,167	—	188,167
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	175	3,086,072	(525,098)	—	—	8,249,922	—	10,811,071	—	10,811,071

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	621,101	621,101
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	615,723	(1,180,395)

Total transactions with owners	175	3,086,072	(525,098)	—	(1,780,625)	8,249,922	(15,493)	9,014,953	615,723	9,630,676

Balance as at December 31, 2012	18,751	153,230,184	(525,098)	74,751	(40,863,582)	17,638,161	(11,232,371)	118,340,796	612,202	118,952,998

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY – (Continued)

(Unaudited)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(18,227,280)	—	—	(18,227,280)	(15,566)	(18,242,846)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(3,307,933)	(3,307,933)	(9,772)	(3,317,705)
Net change in fair value of available-for-sale financial assets	—	—	—	(969,893)	—	—	—	(969,893)	—	(969,893)
Remeasurement of defined benefit (asset) liability	—	—	—	—	67,667	—	—	67,667	—	67,667

Total other comprehensive income (loss)	—	—	—	(969,893)	67,667	—	(3,307,933)	(4,210,159)	(9,772)	(4,219,931)

Total comprehensive income (loss) for the period	—	—	—	(969,893)	(18,159,613)	—	(3,307,933)	(22,437,439)	(25,338)	(22,462,777)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	9,090,268	—	9,090,268	—	9,090,268
Issue of ordinary shares on exercise of share based awards	107	2,287,809	—	—	—	(2,042,593)	—	245,323	—	245,323
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	8,305	(8,305)	—	—	—	—
Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)

Total transactions with owners	107	2,287,809	(1,252)	—	8,305	7,039,370	—	9,334,339	—	9,334,339

Balance as at December 31, 2013	18,904	156,030,372	(526,350)	(939,783)	(79,115,536)	26,941,173	(14,211,979)	88,196,801	668,712	88,865,513

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	For the nine months ended December 31,
	2012	2013
	(in USD)
Cash flows from operating activities
Loss for the period	(7,274,117)	(18,242,846)
Adjustments for:
Depreciation	1,302,038	1,356,204
Amortisation of intangible assets	1,202,050	2,674,124
Loss on disposal of assets held for sale	44,702	—
Loss (gain) on disposal of property, plant and equipment	3,426	(96,495)
Gain on license of software	(83,404)	—
Net finance (income) costs	(208,750)	5,540,498
Share of loss of equity-accounted investee	120,592	119,772
Share based payment	8,800,055	9,035,268
Income tax (benefit) expense	(2,006,959)	75,280
Change in inventories	1,164,784	(38,561)
Change in trade and other receivables	(9,415,026)	(2,422,198)
Change in other current assets	(1,515,747)	(16,295,226)
Change in trade and other payables	12,314,135	5,845,729
Change in employee benefits	278,465	77,010
Change in deferred revenue	23,928	3,008,307
Change in other non-current assets	(119,739)	(15,154)
Change in other current liabilities	(330,235)	1,538,275
Change in other non-current liabilities	260,546	(711,561)
Income tax paid	(1,447,020)	(770,996)

Net cash from (used in) operating activities	3,113,724	(9,322,570)

Cash flows from investing activities
Interest received	2,665,361	2,361,628
Proceeds from sale of property, plant and equipment	148,009	170,298
Proceeds from (Investment in) term deposits (net)	(8,822,854)	10,233,766
Acquisition of property, plant and equipment	(2,388,324)	(1,676,109)
Payment for business acquisition, net of cash acquired	(9,688,790)	—
Acquisition of intangible assets	(3,054,532)	(2,538,434)

Net cash from (used in) investing activities	(21,141,130)	8,551,149

Cash flows from financing activities
Repurchase of own shares	(525,098)	(1,252)
Proceeds from issuance of shares on exercise of share based awards	188,167	245,323
Acquisition of non-controlling interests	(792,982)	—
Proceeds from (repayment of) bank loans	113,451	(5,331)
Payment of finance lease liabilities	(93,971)	(29,301)
Interest paid	(347,503)	(1,251,875)

Net cash used in financing activities	(1,457,936)	(1,042,436)

Decrease in cash and cash equivalents	(19,485,342)	(1,813,857)
Cash and cash equivalents at beginning of the period	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(2,026,636)	(1,667,751)

Cash and cash equivalents at end of the period	22,286,252	32,153,349

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements

(Unaudited)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S, Singapore, Malaysia, Thailand, the U.A.E. and Canada. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price at different dates for USD 1,252 including directly attributable costs.

2)	BASIS OF PREPARATION

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed consolidated interim financial statements are prepared and presented in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes for the fiscal year ended March 31, 2013. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended March 31, 2013.

These condensed consolidated interim financial statements were authorized for issuance by the Group’s Board of Directors on January 29, 2014.

(b)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	non-derivative financial instruments at fair value through profit or loss are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	long term interest free security deposits are measured at fair value;

•	Available-for-sale financial assets are measured at fair value.

(c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in U.S. dollar (USD).

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Parent Company.

(d)	Use of estimates and judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing the condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as those that were applied to the consolidated financial statements as at and for the year ended March 31, 2013.

3)	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended March 31, 2013. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending March 31, 2014.

Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

•	IFRS 10 Consolidated Financial Statements (2011) (Refer (a) below)

•	IFRS 12 Disclosure of Interests in Other Entities

The adoption of this standard does not have any impact on these condensed consolidated interim financial statements of the Group.

•	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no significant impact on these condensed consolidated interim financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in note 30 — “Financial Instruments” of these condensed consolidated interim financial statements.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

•	Presentation of Items of Other Comprehensive Income (Amendment to IAS 1)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its condensed consolidated interim statement of other comprehensive income (loss), to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

•	IAS 19 Employees Benefits (2011)

The group has adopted Revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of the gains and losses through re-measurement of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profit/loss, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit/loss in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost. The adoption of Revised IAS 19 Employee Benefits does not have any significant impact on these condensed consolidated interim financial statements.

(a)	Basis of consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. As a result of IFRS 10 (2011), the Group has changed its accounting policy with respect to the basis for determining control. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Entities are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account. In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The condensed consolidated interim financial statements include the Group’s share of the profit or loss and other comprehensive income (loss) of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the condensed consolidated interim financial statements.

(b)	New accounting standards and interpretations not yet adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

•	an entity currently has a legally enforceable right to set-off if that right is-

•	not contingent on future event; and

•	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

•	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

•	eliminate or result in insignificant credit and liquidity risk; and

•	process receivables and payables in a single settlement process or cycle.

The Group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The Group is currently evaluating the requirements of IAS 32 Amendments and has not yet determined the impact on the condensed consolidated interim financial statements.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

4)	BUSINESS COMBINATIONS

a)	Acquisition of Hotel Travel Group

On November 6, 2012, MakeMyTrip Limited (MMT) acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to a balance sheet adjustment.

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred	(in USD)
Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,418,248

16,766,195

Equity instruments issued

MMT has agreed to pay the selling shareholders USD 5 million in the form of equity shares of MMT. MMT has made payment of USD 3.3 million after making adjustment for a portion of estimated balance sheet adjustment on the date of acquisition in the form of equity shares of MMT. The fair value of the ordinary shares issued was based on the market share price of the Company on November 6, 2012 and after making adjustment for certain selling restrictions.

Deferred consideration

MMT has also agreed to pay the selling shareholders in three years time, additional consideration of USD 10 million in the form of variable number of equity shares of MMT subject to final balance sheet adjustment. MMT has included USD 4,418,248 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At December 31, 2013, the deferred consideration has increased to USD 5,206,901.

Earn-out consideration

Further, two of the Promoters of the HT Group continued in employment with the HT Group in key capacities, and were eligible for additional earn outs and incentives for the next 3 – 4 years based on HT Group meeting certain revenue and EBIDTA targets. The additional earn outs can range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of MMT. These amounts were recorded as compensation cost over the earn-out period.

During the quarter ended December 31, 2013, due to a change in the probability of achievement of the earn-out targets, the compensation cost of USD 660,383 recorded till September 30, 2013 was reversed. Also, subsequently in January 2014, the services of the two promoters were terminated in accordance with the non-performance clause as per the share purchase agreement.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

Through this acquisition, MMT intends to further strengthen its presence in hotel and holidays segment in India and South East Asia. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of HT Group have been consolidated in the financial statements of the Group from November 6, 2012.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of HT Group were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended December 31, 2013, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 78,755 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	1,597,710
Intangible assets	11,892,182
Current assets and liabilities, net	(6,301,390)
Loans and borrowings	(47,328)

Total identifiable net assets assumed	7,141,174
Goodwill	9,625,021

Total purchase price	16,766,195

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 533,227.

b)	Acquisition of majority interest in ITC Group

On November 26, 2012, MakeMyTrip Limited (MMT) has acquired majority equity interest in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

The total purchase price of the acquisition, net of USD 171,507 of cash acquired is USD 1,778,991.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

As per the terms of acquisition with sellers, the purchase consideration is comprised of the following:

(in USD)
Enterprise value	3,200,000
Net balance sheet adjustment	(1,249,502)

Total purchase price	1,950,498

Through this acquisition, MMT will further expand its presence in Thailand, a key market for its outbound holiday’s business, by establishing more direct hotel relationships in the country. MMT believes that these developments are positioning travel and tourism to Thailand for strong growth by making travel to the country easily accessible and affordable to the middle class in India. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The operations of ITC Group have been consolidated in the financial statements of the Group from November 26, 2012.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ITC Group were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended December 31, 2013, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in no adjustment to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	83,185
Intangible assets	1,760,000
Current assets and liabilities, net	(59,253)
Loans and borrowings	(113,495)
Deferred tax liabilities	(404,800)

Total identifiable net assets assumed	1,265,637
Non-controlling interest	(620,162)
Goodwill	1,305,023

Total purchase price	1,950,498

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 3,560,916.

MMT will also acquire the remaining shares of ITC Group from the existing shareholders in cash for an estimated additional consideration of USD 1,801,496, which represents its fair value as at the acquisition date, in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group. The financial liability is respect of acquisition of these shares has been recognised and disclosed under and “Other non-current and current liabilities” as per present access method.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

The payment for acquiring the remaining shares from the selling shareholders that can be forfeited due to termination of employment of promoter will be recorded as compensation cost under IAS 19 and does not form part of additional consideration for acquiring the remaining shares.

5)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Commercial Officer, Group Chief Innovation Officer, Group Chief Products Officer, Group Chief Technology Officer, Group Chief Business Officer — Holidays, and Group Chief Financial Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include the advertisement income from hosting advertisements on the Group’s internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these condensed consolidated interim financial statements.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

Information about reportable segments:

	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
Particulars	2012	2013	2012	2013	2012	2013	2012	2013
	(in USD)
Revenues	14,302,280	18,768,298	48,561,397	50,105,754	966,286	1,091,035	63,829,963	69,965,087

Total segment revenue	14,302,280	18,768,298	48,561,397	50,105,754	966,286	1,091,035	63,829,963	69,965,087
Service cost	763,400	2,306,475	40,712,851	39,110,838	—	—	41,476,251	41,417,313

Segment revenue less service cost	13,538,880	16,461,823	7,848,546	10,994,916	966,286	1,091,035	22,353,712	28,547,774
Personnel expenses							(9,560,566)	(8,339,202)
Other operating expenses							(17,925,475)	(19,973,516)
Depreciation and amortization							(1,015,925)	(1,411,168)
Finance income							954,242	420,612
Finance cost							(1,371,326)	(808,955)
Share of loss of equity-accounted investee							(44,071)	(27,380)

Loss before tax							(6,609,409)	(1,591,835)

	Nine months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
Particulars	2012	2013	2012	2013	2012	2013	2012	2013
	(in USD)
Revenues	46,791,005	50,154,667	123,969,738	141,391,317	2,872,235	2,977,669	173,632,978	194,523,653

Total segment revenue	46,791,005	50,154,667	123,969,738	141,391,317	2,872,235	2,977,669	173,632,978	194,523,653
Service cost	3,166,716	4,197,167	104,074,354	112,459,101	—	—	107,241,070	116,656,268

Segment revenue less service cost	43,624,289	45,957,500	19,895,384	28,932,216	2,872,235	2,977,669	66,391,908	77,867,385

Other income							—	143,804
Personnel expenses							(24,712,168)	(28,854,444)
Other operating expenses							(48,544,886)	(57,633,713)
Depreciation and amortisation							(2,504,088)	(4,030,328)
Finance income							3,121,154	1,855,979
Finance cost							(2,912,404)	(7,396,477)
Share of loss of equity-accounted investee							(120,592)	(119,772)

Loss before tax							(9,281,076)	(18,167,566)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

6)	OTHER REVENUE

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
	(in USD)
Advertising revenue	188,236	191,254	958,251	557,493
Facilitation fee	202,586	503,719	553,782	1,266,945
Commission on rail and bus reservation	330,404	306,498	964,563	885,378
Miscellaneous	245,060	89,564	395,639	267,853

Total	966,286	1,091,035	2,872,235	2,977,669

7)	PERSONNEL EXPENSES

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
	(in USD)
Wages, salaries and other short term employees benefits	5,093,166	5,514,352	13,293,168	17,537,381
Contributions to defined contribution plans	299,382	259,002	830,226	806,231
Expenses related to defined benefit plans	42,198	51,988	123,224	155,614
Equity settled share based payments	3,245,524	2,015,778	8,800,055	9,035,268
Employee welfare expenses	880,296	498,082	1,665,495	1,319,950

Total	9,560,566	8,339,202	24,712,168	28,854,444

8)	OTHER OPERATING EXPENSES

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
	(in USD)
Traveling and conveyance	846,629	610,335	2,528,535	1,818,890
Advertising and business promotion	4,671,469	7,198,079	13,422,384	19,355,687
Communication	694,770	624,820	1,936,424	2,215,796
Repairs and maintenance	419,731	368,477	1,217,573	1,245,224
Rent	686,376	709,448	1,851,278	2,157,712
Legal and professional	1,089,833	665,696	2,440,124	2,008,864
Payment gateway and other charges	4,304,854	4,404,122	11,038,715	12,983,073
Website hosting charges	416,911	274,642	838,551	853,549
Net loss (gain) on disposal of property, plant and equipment	296	5,609	3,426	47,309

Loss on disposal of assets held for sale	(110)	—	44,702	—
Outsourcing fees	3,620,987	3,143,829	10,012,028	9,550,659
Miscellaneous expenses	1,173,729	1,968,459	3,211,146	5,396,950

Total	17,925,475	19,973,516	48,544,886	57,633,713

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

9)	DEPRECIATION AND AMORTIZATION

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
	(in USD)
Depreciation	498,731	454,932	1,302,038	1,356,204
Amortization	517,194	956,236	1,202,050	2,674,124

Total	1,015,925	1,411,168	2,504,088	4,030,328

10)	FINANCE INCOME AND COSTS

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
	(in USD)
Recognized in profit or loss
Interest income on term deposits	928,363	358,545	2,794,209	1,542,635
Net foreign exchange gain	70	45,612	70	—
Change in fair value of financial liability	—	—	262,497	—
Other interest income	25,809	16,455	64,378	313,344

Finance income	954,242	420,612	3,121,154	1,855,979

Interest expense on financial liabilities measured at amortised cost	35,661	21,601	80,232	106,296
Change in fair value of financial liability	143,544	252,871	143,544	809,351
Net foreign exchange loss	939,301	—	1,768,299	3,310,644
Impairment loss on trade and other receivables	193,935	456,273	496,875	1,818,466
Net loss on change in fair value of derivative financial instrument	(8,495)	—	133,883	203,651
Finance and other charges	67,380	78,210	289,571	1,148,069

Finance costs	1,371,326	808,955	2,912,404	7,396,477

Net finance cost recognized in profit or loss	(417,084)	(388,343)	208,750	(5,540,498)

Recognized in other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(1,954,122)	(31,687)	(2,628,925)	(3,317,705)
Net change in fair value of available-for-sale financial assets	58,034	(20,020)	503,688	(969,893)

Finance cost recognised in other comprehensive income (loss)	(1,896,088)	(51,707)	(2,125,237)	(4,287,598)

Attributable to:
Equity holders of the Company	(1,904,379)	(44,981)	(2,134,748)	(4,277,826)
Non-controlling interest	8,291	(6,726)	9,511	(9,772)

Finance cost recognised in other comprehensive income (loss)	(1,896,088)	(51,707)	(2,125,237)	(4,287,598)

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

11)	SEASONALITY OF OPERATIONS

Third quarter months of October to December constitute the festival season in India, with several major religious and regional festivals celebrated during this period. December also marks on the onset of winter season, with travelers opting for a short vacation. The revenues generated during the winter season of each year generally are lower than those generated during the summer season, but significantly higher than the immediately preceding quarter of July to September. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, there is relatively lesser impact of seasonality on air ticketing business.

During the current quarter, revenue from hotels and packages segment increased by 65.7% over the preceding quarter, from USD 30.2 million to USD 50.1 million, respectively.

During the current quarter, revenue from air segment increased by 16.1% over the preceding quarter, from USD 16.2 million to USD 18.8 million, respectively.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

12)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
	(In USD)
Cost
Balance as at April 1, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	—	10,661,233
Acquisitions through business combinations	906,406	522,411	43,654	—	98,857	89,890	19,677	—	—	1,680,895
Additions	—	—	1,831,770	5,969	68,760	213,069	453,891	3,032	—	2,576,491
Disposals	—	—	(19,944)	(69,351)	(85,322)	(204,526)	(46,816)	—	—	(425,959)
Effect of movements in foreign exchange rates	47,378	27,307	(225,095)	(22,187)	(39,132)	(10,174)	(168,845)	(524)	—	(391,272)

Balance as at March 31, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	—	14,101,388

Balance as at April 1, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	—	14,101,388
Additions	—	—	879,354	39,782	104,710	181,317	80,291	—	265,230	1,550,684
Disposals	—	—	(2,506)	(1,481)	(5,940)	(43,538)	(65,775)	(2,753)	—	(121,993)
Effect of movements in foreign exchange rates	(104,443)	(60,196)	(795,723)	(48,665)	(121,439)	(75,577)	(459,132)	(1,538)	(10,675)	(1,677,388)

Balance as at December 31, 2013	849,341	489,522	6,654,399	396,956	1,066,268	668,768	3,463,501	9,381	254,555	13,852,691

Depreciation and impairment loss
Balance as at April 1, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	—	3,596,860
Depreciation for the year	—	16,603	962,292	66,090	141,008	83,343	477,171	1,646	—	1,748,153
Disposals	—	—	(14,652)	(63,207)	(77,221)	(58,856)	(27,612)	—	—	(241,548)
Effect of movements in foreign exchange rates	—	508	(141,890)	(17,154)	(23,375)	(6,074)	(17,795)	(123)	—	(205,903)

Balance as at March 31, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	—	4,897,562

Balance as at April 1, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	—	4,897,562
Depreciation for the period	—	32,927	774,875	29,503	105,494	66,863	345,506	1,036	—	1,356,204
Disposals	—	—	(2,311)	(550)	(3,040)	(15,283)	(26,397)	(609)	—	(48,190)
Effect of movements in foreign exchange rates	—	(4,989)	(372,296)	(38,509)	(27,654)	(21,254)	(96,359)	(502)	—	(561,563)

Balance as at December 31, 2013	—	45,049	3,317,613	344,314	674,362	221,035	1,037,597	4,043	—	5,644,013

Carrying amounts
As at April 1, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	—	7,064,373

As at March 31, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	—	9,203,826

As at April 1, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	—	9,203,826

Balance as at December 31, 2013	849,341	444,473	3,336,786	52,642	391,906	447,733	2,425,904	5,338	254,555	8,208,678

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

13)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Website Development Cost	Software	Capital work in progress	Total
	(in USD)
Cost
Balance as at April 1, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200
Acquisitions through business combinations	10,851,289	1,200,000	310,000	8,300,000	3,830,000	12,182	—	24,503,471
Additions	—	—	—	—	2,110,967	783,759	1,508,509	4,403,235
Disposals	—	—	—	—	—	(156,174)	—	(156,174)
Effect of movements in foreign exchange rates	35,189	1,951	2,276	3,251	(163,095)	(121,390)	(99,009)	(340,827)

Balance as at March 31, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905

Balance as at April 1, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905
Additions/Adjustment	78,755	—	—	—	1,799,028	2,123,819	(1,937,939)	2,063,663
Effect of movements in foreign exchange rates	(58,195)	(3,226)	(3,764)	(5,376)	(695,215)	(442,512)	(354,743)	(1,563,031)

Balance as at December 31, 2013	13,489,555	1,341,900	475,550	8,536,500	10,317,757	5,257,543	1,195,732	40,614,537

Amortization
Balance as at April 1, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797
Amortization for the year	—	87,335	33,793	450,388	859,965	573,109	—	2,004,590
Disposals	—	—	—	—	—	(83,521)	—	(83,521)
Effect of movements in foreign exchange rates	—	205	477	341	(100,771)	(49,230)	—	(148,978)

Balance as at March 31, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888

Balance as at April 1, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888
Amortization for the period	—	166,678	25,087	809,170	1,157,152	516,037	—	2,674,124
Effect of movements in foreign exchange rates	—	(721)	(1,682)	(1,201)	(326,663)	(190,034)	—	(520,301)

Balance as at December 31, 2013	—	266,314	87,582	1,280,060	3,736,011	1,910,744	—	7,280,711

Carrying amounts
As at April 1, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

As at March 31, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

As at April 1, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

Balance as at December 31, 2013	13,489,555	1,075,586	387,968	7,256,440	6,581,746	3,346,799	1,195,732	33,333,826

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

14)	TRADE AND OTHER RECEIVABLES

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Trade receivables, net	20,776,165	17,619,556
Due from employees	222,738	137,064
Security deposits	3,459,922	4,129,176
Interest accrued but not due on term deposits	1,652,568	972,645

Total	26,111,393	22,858,441

Non-current	820,951	916,184
Current	25,290,442	21,942,257

Total	26,111,393	22,858,441

The trade receivables consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

15)	CASH AND CASH EQUIVALENTS

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Cash in hand	196,510	152,496
Credit card collection in hand	14,746,984	10,012,011
Bank balances	14,311,848	19,985,795
Term deposits	7,246,136	2,003,047

Cash and cash equivalents	36,501,478	32,153,349
Bank overdrafts used for cash management purposes	866,521	—

Cash and cash equivalents in the statement of cash flows	35,634,957	32,153,349

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the period end and credited to Group’s bank accounts subsequent to the period end.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

16)	TERM DEPOSITS

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Term deposits	48,114,962	35,247,981

Total	48,114,962	35,247,981

Non-current	911,245	655,819
Current	47,203,717	34,592,162

Total	48,114,962	35,247,981

As of December 31, 2013, term deposits with banks include USD 609,078 (March 31, 2013: USD 801,960) against which mainly letter of credit has been issued to various airlines.

As of December 31, 2013, term deposits include USD 13,174,839 (March 31, 2013: USD 21,990,019) pledged with banks against bank guarantees and bank overdraft facility.

17)	OTHER CURRENT ASSETS

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Advance to vendors	20,776,327	33,908,330
Prepaid expenses	1,532,860	1,473,005
Prepaid lease rentals	93,843	89,692
Other assets	1,256,185	1,416,709

Total	23,659,215	36,887,736

18)	OTHER NON-CURRENT ASSETS

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Prepaid lease rentals	527,391	479,449

Total	527,391	479,449

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

19)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own shares acquired	(40,142)	—	—
Shares issued during the year on exercise of share based awards	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

Balance as at April 1, 2013	37,562,016	18,797	153,742,563
Own shares acquired	(100)	—	—
Shares issued during the period on exercise of share based awards	214,786	107	2,287,809

Balance as at December 31, 2013	37,776,702	18,904	156,030,372

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable cost. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252 including directly attributable cost. This buy-back program was approved by the board of directors on November 6, 2012.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Thailand, China, U.A.E and Canada subsidiaries.

20)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the three months and nine months ended December 31, 2012 and 2013:

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
Loss attributable to ordinary shareholders (USD)	(5,218,716)	(1,633,438)	(7,185,465)	(18,227,280)

Weighted average number of ordinary shares outstanding used in computing basic loss per share	37,409,676	37,746,442	37,256,055	37,677,448
Weighted average number of ordinary shares outstanding used in computing dilutive loss per share	37,409,676	37,746,442	37,256,055	37,677,448

Loss per share (USD)
Basic	(0.14)	(0.04)	(0.19)	(0.48)
Diluted	(0.14)	(0.04)	(0.19)	(0.48)

At December 31, 2013, 2,494,781 (December 31, 2012: 3,063,037) employee share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

21)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost.

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Non-current liabilities
Finance lease liabilities	55,765	28,828
Secured bank loans	228,668	195,741

Non-current portion of loans and borrowings	284,433	224,569

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Current liabilities
Current portion of secured bank loans	108,310	97,434
Current portion of finance lease liabilities	27,149	18,027

Current portion of loans and borrowings	135,459	115,461

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2013		As at December 31, 2013
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
				(in USD)
Secured bank loans	INR	9% – 13%	2014 – 2020	357,729	251,230	379,927	238,640
Finance lease liabilities	SGD	3.70%	2014	32,250	16,124	—	—
Secured bank loans	THB	7.25%	2015	170,853	85,748	152,144	54,535
Finance lease liabilities	THB	4.35% – 7.60%	2015 – 2016	91,010	66,790	81,044	46,855

The bank loans are secured over motor vehicles with a carrying amount of USD 285,808 as at December 31, 2013 (March 31, 2013: USD 293,291).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 61,167 as at December 31, 2013 (March 31, 2013: USD 89,630).

Finance lease liabilities

Finance lease liabilities are as follows:

	As at March 31, 2013			As at December 31, 2013
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	(in USD)
Less than one year	32,223	5,074	27,149	20,974	2,947	18,027
Between one and five years	60,916	5,151	55,765	30,796	1,968	28,828
More than five years	—	—	—	—	—	—

Total	93,139	10,225	82,914	51,770	4,915	46,855

The Group has taken certain vehicles on lease which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

Credit facility

The group has fund based limits with various banks amounting to USD 24,569,688 as at December 31, 2013 (March 31, 2013: USD 21,705,236). The group has drawn down from its outstanding limit amounting to USD Nil as at December 31, 2013 (March 31, 2013: USD 866,521) (refer note 15).

22)	OTHER CURRENT LIABILITIES

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Statutory liabilities	1,782,279	2,293,143
Deferred rent liabilities	29,984	50,459
Other liabilities	699,425	1,478,477

Total	2,511,688	3,822,079

Other liabilities represent the fair value of financial liabilities for deferred and earn-out consideration related to business combination.

23)	OTHER NON-CURRENT LIABILITIES

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Deferred rent liabilities	674,130	659,534
Other liabilities	6,130,081	5,974,565

Total	6,804,211	6,634,099

Other liabilities represent the fair value of financial liabilities for deferred and earn-out consideration related to business combination.

24)	DEFERRED REVENUE

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Global Distribution System provider	—	2,876,127
Others	37,901	71,178

Total	37,901	2,947,305

Non-current	—	2,136,824
Current	37,901	810,481

Total	37,901	2,947,305

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, World span, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as air ticketing revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

25)	EMPLOYEE BENEFIT PLANS

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Defined benefit plan	693,276	608,962
Other long term employee benefit (liability for compensated absences)	317,017	290,424

Total	1,010,293	899,386

The Group recognizes actuarial gains and losses in other comprehensive income (loss). No actuarial gains or losses have been recognized during the quarter as the actuarial valuation is carried out half yearly i.e. as at September 30 and March 31.

26)	TRADE AND OTHER PAYABLES

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Other trade payables	47,083,699	43,786,366
Accrued expenses	11,660,143	13,288,718
Advance from customers	21,848,399	22,103,133

Total	80,592,241	79,178,217

27)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at
Particulars	March 31, 2013	December 31, 2013
	(in USD)
Less than one year	2,371,547	1,977,421
Between one and five years	6,668,180	5,504,712
More than five years	3,333,792	2,049,523

Total	12,373,519	9,531,656

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

28)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregates USD 311,667 as at December 31, 2013 (March 31, 2013: USD 1,069,315).

29)	RELATED PARTIES

For the purpose of the condensed consolidated interim financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani
Key management personnel	Sanket Atal
Key management personnel	Mohit Kabra
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Key management personnel	Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc.(till December 31, 2012)
Party controlled by key management personnel	Chandra Capital

Transactions with party controlled by key management personnel:

Transactions	Three months ended December 31,		Nine months ended December 31,
	2012	2013	2012	2013
	(in USD)
Revenue from air ticketing	11,512	15,727	48,919	52,236
Purchase of marketing services	16,996	—	26,116	—

	As at
Balance Outstanding	March 31, 2013	December 31, 2013
	(in USD)
Trade and other receivables	29,961	21,055

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Three months ended December 31,		Nine months ended December 31,
Particulars	2012	2013	2012	2013
	(in USD)
Short-term employee benefits	170,344	559,118	702,164	1,733,933
Contribution to provident fund	11,117	15,841	33,339	46,324
Share based payment	2,329,252	2,057,393	6,874,516	7,557,054
Legal and professional	23,750	27,941	71,250	83,741

Total	2,534,463	2,660,293	7,681,269	9,421,052

Note:

*	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

30)	FINANCIAL INSTRUMENTS

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2013		As at December 31, 2013
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investments	4,958,994	4,958,994	3,989,101	3,939,101
Derivatives instruments	203,651	203,651	—	—

Assets carried at amortised cost	5,162,645	5,162,645	3,989,101	3,989,101

Trade and other receivables	26,111,393	26,111,393	22,858,441	22,858,441
Term deposits	48,114,962	45,114,962	35,247,981	35,247,981
Cash and cash equivalents	36,501,478	36,501,478	32,153,349	32,153,349
Other assets	1,256,185	1,256,185	1,416,709	1,416,709

	111,984,018	111,984,018	91,676,480	91,676,480

Liabilities carried at fair value
Financial liabilities	6,829,506	6,829,506	7,453,042	7,453,042

	6,829,506	6,829,506	7,453,042	7,453,042

Liabilities carried at amortized cost
Finance lease liabilities	82,914	82,914	46,855	46,855
Secured bank loans	336,978	336,978	293,175	293,175
Bank overdraft	866,521	866,521	—	—
Trade and other payables	58,743,842	58,743,842	57,075,084	57,075,084
Other liabilities	1,782,279	1,782,279	2,293,143	2,293,143

	61,812,534	61,812,534	59,708,257	59,708,257

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Notes to the condensed consolidated interim financial statements – (Continued)

(Unaudited)

	As at December 31, 2013
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	3,989,101	3,989,101

Total Assets	—	—	3,989,101	3,989,101

Financial liabilities	—	—	7,453,042	7,453,042

Total Liabilities	—	—	7,453,042	7,453,042

	As at March 31, 2013
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at December 31, 2013
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
	(in USD)
Opening balances	4,958,994	14,677	188,974	6,829,506
Arising from completion of measurement period for business combination	—	—	—	(185,815)
Total gains and losses recognized in:
— profit or loss	—	(14,677)	(188,974)	809,351
— other comprehensive income	(969,893)	—	—	—

Closing balances	3,989,101	—	—	7,453,042

	As at March 31, 2013
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
	(in USD)
Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
— profit or loss	—	(187,377)	338,109	417,223
— other comprehensive income	459,047	—	—	—

Closing balances	4,958,994	14,677	188,974	6,829,506

There were no transfers between Level 1, Level 2 and Level 3 during the period.

PROSPECTUS

MakeMyTrip Limited

Ordinary Shares

We may from time to time offer and sell, in one or more offerings, up to 4,050,000 of our ordinary shares. In addition, the selling shareholders named in this prospectus may from time to time offer and sell, in one or more offerings, up to 14,885,185 of our ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

At any time a particular offer of the ordinary shares covered by this prospectus is made by us or any selling shareholder, we will provide a prospectus supplement, if required. Any such prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.

We or the selling shareholders may offer the ordinary shares independently or together for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the “Plan of Distribution” and “About this Prospectus” sections for more information.

You should read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus carefully before you invest in any of our securities. Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT.”

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is dated March 10, 2014

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this process, we may from time to time sell our ordinary shares in one or more offerings up to 4,050,000 of our ordinary shares. In addition, under this process, the selling shareholders named in this prospectus may from time to time sell up to 14,885,185 of our ordinary shares in one or more offerings.

This prospectus only provides you with a general description of our ordinary shares. Each time we or any selling shareholder sells our ordinary shares, we or the selling shareholder will provide a prospectus supplement containing specific information about the offering, if required. Any such prospectus supplement may include a discussion of any risk factors or other special considerations that apply to that offering. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our ordinary shares, you should carefully read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation By Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any ordinary shares discussed in this prospectus, you should rely only on the information provided in this prospectus and in any applicable prospectus supplement, including the information incorporated by reference. Neither we, any selling shareholder nor any underwriter, dealer or agent has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling shareholder is offering our ordinary shares in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.

We or the selling shareholders may sell our ordinary shares to underwriters who will sell the securities to the public at a fixed offering price or at varying prices determined at the time of sale. The applicable prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters, dealers or agents and, in the case of a sale by us, the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to:

•	“MMT,” “our company,” “we,” “our” and “us” are to MakeMyTrip Limited, a public company incorporated under the laws of Mauritius, and its subsidiaries;

•	“US” are to the United States of America, its territories and its possessions; “Mauritius” are to the Republic of Mauritius; and “India” are to the Republic of India; and

•	“$” or “dollars” or “US dollars” refer to the legal currency of the US; and “Rs.”, “Rupees” or “Indian Rupees” refer to the legal currency of India.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3, of which this prospectus is part, with respect to the ordinary shares we and the selling shareholders are offering. This prospectus and any accompanying prospectus supplement do not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the ordinary shares we and the selling shareholders are offering. Statements we make in this prospectus and any accompanying prospectus supplement about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file annual, quarterly and special reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our website address is www.makemytrip.com or MakeMyTrip.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	the information set forth in our Form 6-K (File No. 001-34837) filed with the SEC on February 6, 2014;

•

the information set forth in Exhibit 99.1 (only our unaudited consolidated financial statements as of December 31, 2013 and for the quarter ended December 31, 2013 and 2012 and the sections “Other Information — Share Repurchase”, “Fiscal 2014 Third Quarter Financial Results” and “About Non-IFRS Financial Measures”) set forth in our Form 6-K (File No. 001-34837) filed with the SEC on January 30, 2014;

•

the information set forth in Exhibit 99.1 (only our unaudited consolidated financial statements as of September 30, 2013 and for the quarter ended September 30, 2013 and 2012 and the sections “Other Information — Share Repurchase”, “Fiscal 2014 Second Quarter Financial Results” and “About Non-IFRS Financial Measures”) set forth in our Form 6-K (File No. 001-34837) filed with the SEC on October 31, 2013;

•

the information set forth in Exhibit 99.1 (only our unaudited consolidated financial statements as of June 30, 2013 and for the quarter ended June 30, 2013 and 2012 and the sections “Other Information — Share Repurchase”, “Fiscal 2014 First Quarter Financial Results” and “About Non-IFRS Financial Measures”); and Exhibit 99.2 set forth in our Form 6-K (File No. 001-34837) filed with the SEC on August 7, 2013;

•	our annual report on Form 20-F (File No. 001-34837) for the fiscal year ended March 31, 2013 filed with the SEC on June 13, 2013;

•

the description of our ordinary shares contained in our registration statement on Form 8-A (File No. 001-34837) filed with the SEC on July 30, 2010, including any amendment and report subsequently filed for the purpose of updating that description; and

•

with respect to each offering of ordinary shares under this prospectus, all subsequent reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

MakeMyTrip Limited

Tower A, SP Infocity, 243

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(91-124) 439-5000

Attention: Mohit Kabra, Group Chief Financial Officer

OUR COMPANY

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright Inc., an independent travel industry research company. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. In February 2014, we acquired a group of companies headquartered in Amsterdam, Netherlands, operating through its website, Easytobook.com, which offers online hotel reservations in Europe, North America and other key global travel destinations.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing their demand for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005. During the initial years of our operations, we invested significant capital in our infrastructure as well as in sales and marketing efforts to build our brand and gain recognition, and we recorded net losses for all of our completed fiscal years until fiscal year 2010. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million in fiscal year 2013. We have recorded a net loss of $(18.2) million for the nine months ended December 31, 2013. We also recorded operating losses in fiscal years 2009 and 2010 of $(10.6) million and $(6.0) million, respectively, and recorded operating profits of $4.1 million and $4.0 million, respectively, in fiscal years 2011 and 2012. We recorded an operating loss of $(18.1) million in fiscal year 2013 and $(12.5) million for the nine months ended December 31, 2013. Excluding the effects of employee share-based compensation costs, we would have recorded operating losses of $(10.2) million and $(6.4) million in fiscal years 2009 and 2013, respectively, and $(3.5) million for the nine months ended December 31, 2013, and operating profits of $0.8 million, $4.6 million and $10.9 million, respectively, in fiscal years 2010, 2011 and 2012; and we would have recorded net losses of $(6.9) million and $(15.9) million in fiscal years 2009 and 2013, respectively, and $(9.2) million for the nine months ended December 31, 2013, and net profits of $0.6 million, $5.4 million and $13.9 million, respectively, in fiscal years 2010, 2011 and 2012, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of international outbound air tickets. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India were booked through us, and we generated $47.6 million in revenue less service cost from our air ticketing business. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India were booked through us, and we generated $66.3 million in revenue less service cost from our air ticketing business. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India were booked through us, and we generated $56.8 million in revenue less service cost from our air ticketing business. During the nine months ended December 31 2013, 2.6 million transactions for domestic air tickets in India were booked through us, and we generated $46.0 million in revenue less service cost from our air ticketing business. We have also leveraged our strength in air travel to grow into non-air travel and other segments of the travel industry, specifically hotels and packages. Revenue less service cost from our hotels and packages business totaled $10.9 million in fiscal year 2011, accounting for 17.9% of our total revenue less service cost, $18.2 million in fiscal year 2012, accounting for 20.7% of our total revenue less service cost, 27.6 million in fiscal year 2013, accounting for 31.3% of our total revenue less service cost and 28.9 million during nine months ended December 31, 2013, accounting for 37.2% of our total revenue less service cost.

We have designed our websites to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 7.2 million unique visitors per month in fiscal year 2013. In fiscal year 2011, 3.6 million transactions were executed through our websites, accounting for approximately 96.0% of our total transactions, in fiscal year 2012, 4.9 million transactions were executed through our websites, accounting for approximately 94.7% of our total transactions and in fiscal year 2013, 5.0 million transactions were executed through our websites, accounting for approximately 94.7% of our total transactions.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our BlackBerry application and Indian and International flights, hotels and holiday packages and Indian bus offerings through our Android and iPhone applications.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people in 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India, Indian Railways and several major Indian and overseas bus operators. On the other hand, we believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius and our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our website address is www.makemytrip.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this annual report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 2029, New York, NY 10165.

FORWARD-LOOKING STATEMENTS

This prospectus and accompanying prospectus supplements contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements.

The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events or information as of the date on which the statements are made. Our actual results, performance, or achievement may differ from those expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this prospectus and any accompanying prospectus supplement were to occur, what impact they would have on these forward-looking statements, including our results of operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

RISK FACTORS

Investing in our ordinary shares involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent annual report on Form 20-F, and in our updates, if any, to those risk factors in our reports on Form 6-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

USE OF PROCEEDS

The use of net proceeds from the sale of ordinary shares by us will be as set forth in the prospectus supplement. We will not receive any proceeds from the sale of any ordinary shares by the selling shareholders.

DESCRIPTION OF ORDINARY SHARES

General

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Mauritius Companies Act, the Securities Act 2005 of Mauritius, or the Mauritius Securities Act, and other applicable laws of Mauritius and any rules or regulations made thereunder.

Our Constitution states that the objects of our company are to carry out any business or activity permitted under our company’s Category 1 Global Business Licence, and to the extent permitted by law, our company may effect any business transaction and take any steps which it considers expedient to further the objects of our company.

As of December 31, 2013, our stated capital was $155,323,125.65 comprising 37,816,944 ordinary shares with a par value of $0.0005 each.

The following are summaries of certain provisions of our Constitution and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the share register of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution and the Mauritius Companies Act.

Ordinary Shares

General

All of our ordinary shares are fully paid. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of Mauritius may freely hold and vote their ordinary shares.

Dividends

Under the Mauritius Companies Act and our Constitution, we may only pay dividends out of retained earnings, after having made good any accumulated losses at the beginning of the accounting period, and no distribution (which term includes dividend) may be made unless our board of directors is satisfied that, upon the distribution being made (1) our company is able to pay its debts as they become due in the normal course of business and (2) the value of our company’s assets is greater than the sum of (a) the value of its liabilities and (b) our company’s stated capital. Subject to the Mauritius Companies Act and our Constitution, the declaration and payment of any dividend has to be authorized by our board of directors, subject to the approval of our shareholders.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits, and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of our company is divided into different classes, our board of directors may also pay any fixed dividend which is payable on any shares of our company half-yearly or on any other dates, whenever our profits, in the opinion of our board of directors, justifies such payment.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which our company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

No dividend shall carry interest against us.

Any dividend or other moneys payable in cash on or in respect of a share may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of members in respect of the joint holding, or to such person at such address as such shareholder may in writing direct or may be sent by remittance or telegraphic transfer to the bank account of the holder at his bank account as may be notified in writing to us. Every check or warrant or remittance or telegraphic transfer so sent shall be made payable to the order of the person to whom it is sent or, in the case of joint holders, to the order of the holder whose name stands first on our register of members in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend or moneys represented thereby.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and if so, shall revert to us.

Voting Rights

Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of our ordinary shares who is present in person or by proxy at a meeting of shareholders shall have one vote on a show of hands and on a poll, each holder of our ordinary shares who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than five shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares in the company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes of those shareholders entitled to vote and voting on the matter which is the subject matter of the resolution, while a special resolution is a resolution approved by a majority of 75% or, if a higher majority is required by the Constitution, that higher majority, of the votes of those shareholders entitled to vote and voting on the question. A special resolution will be required for matters such as amending our Constitution.

Transfer of Ordinary Shares

Subject to the restrictions contained in our Constitution, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in our Constitution) or in any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any transfer of any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or any transfer of shares upon which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to our company in respect thereof;

•

the instrument of transfer is lodged at the registered office of our company for the time being or at such other place (if any) as our board of directors may appoint, accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do); and

•	the instrument of transfer is in respect of only one class of shares.

If our board of directors refuses to register a transfer of any shares, they shall within 28 days after the date on which the transfer was lodged with our company send to the transferor and the transferee notice of the refusal as required by the Mauritius Companies Act and the reasons for the refusal will be given in the notice.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares

Subject to the provisions of the Mauritius Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors or by ordinary resolution of the shareholders of our company.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Mauritius Companies Act, be varied with the sanction of a special resolution passed at a meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of 75% of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Meetings of Shareholders

An annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than six months after our balance sheet date. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5% of the voting rights entitled to be exercised on the issue. Subject to our Constitution, advance notice of at least 14 days is required for the convening of our annual shareholders’ meeting and any special meeting of our shareholders. A quorum for a shareholders meeting shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.

A shareholder may exercise the right to vote either by being present in person, by proxy or postal vote. A proxy for a shareholder may attend and be heard at a meeting of shareholders as if the proxy were the shareholder. A proxy shall be appointed by notice in writing signed by the shareholder, and the notice shall state whether the appointment is for a particular meeting or a specified term.

Inspection of Books and Records

Under the Mauritius Companies Act, we are required to keep available our certificate of incorporation, our Constitution, our share register, the full names and residential addresses of our directors, the registered office and address for service of our company, copies of the instruments creating or evidencing charges which are required to be registered under section 127 of the Mauritius Companies Act, minutes of all meetings and resolutions of shareholders, copies of written communications to all shareholders or to all holders of a class of shares during the preceding seven years (including financial statements, and group financial statements), certificates given by directors under the Mauritius Companies Act and the interests register (if any) of our company for inspection by any shareholder of our company or by a person authorized in writing by a shareholder for the purpose, between the hours of 9.00 a.m. and 5.00 p.m. on each working day during the inspection period at the place at which our records are kept in Mauritius. A shareholder who wishes to inspect such records must serve written notice on us of his intention to inspect the records.

The term “inspection period” is defined in the Mauritius Companies Act to mean the period commencing on the third working day after the day on which notice of intention to inspect is served on us by the person or shareholder concerned and ending with the eighth working day after the day of service.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled in accordance with the Mauritius Companies Act.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Purchase by Our Company of its Own Shares

Our company may, subject to and in accordance with the Mauritius Companies Act, purchase or otherwise acquire its own shares, on such terms and in such manner as our board of directors may from time to time think fit. Any share that is so purchased or acquired by our company shall, unless held as treasury shares in accordance with the Mauritius Companies Act, be deemed to be cancelled immediately on purchase or acquisition. On such cancellation of a share, the rights and privileges attached to that share shall expire, and the number of issued shares of our company shall be diminished by the number of such shares so cancelled, and where any such cancelled shares was purchased or acquired out of the capital of our company, the amount of the share capital of our company shall be reduced accordingly. In any other instance, our company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by or in accordance with the Mauritius Companies Act.

Directors’ Borrowing Powers

Our Constitution provides that our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future)

and uncalled capital of our company and, subject to the Mauritius Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Interested Directors

The Mauritius Companies Act and our Constitution provide that a director of our company shall, forthwith after becoming aware of the fact that he is interested in a transaction or a proposed transaction with our company, cause to be entered in the interests register of our company and disclose to our board of directors the nature and monetary value of that interest, or where the monetary value of the director’s interest cannot be quantified, the nature and extent of that interest. A general notice entered in the interests register or disclosed to our board of directors to the effect that a director is a shareholder, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. To the extent that our company is a reporting issuer (as defined in section 86 of the Mauritius Securities Act) the relevant disclosure requirements under the Mauritius Securities Act may also be applicable. We have obtained an exemption from the Mauritius Financial Services Commission from the disclosure requirements applicable to reporting issuers under the Mauritius Securities Act.

Under our Constitution, a director of our company may not vote in respect of any contract or arrangement or any proposed contract or arrangement in which he has any interest, directly or indirectly.

Section 149 of the Mauritius Companies Act provides that a transaction entered into by a company in which a director of the company is interested may be avoided by the company at any time before the expiration of six months after the transaction is disclosed to all the shareholders (whether by means of the company’s annual report or otherwise). However, a transaction shall not be avoided where the company receives fair value under it, and where a transaction is entered into by the company in the ordinary course of its business and on usual terms and conditions, the company shall be presumed to have received a fair value under the transaction. Under the Mauritius Companies Act, the avoidance of a transaction under Section 149 of the Mauritius Companies Act will not affect the title or interest of a person in or to property which that person has acquired where the property was acquired (a) from a person other than the company, (b) for valuable consideration, and (c) without knowledge of the circumstances of the transaction under which the person referred to in paragraph (a) acquired the property from the company.

Notification of Shareholdings by Directors and Substantial Shareholders

Our Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our company that, for so long as he remains a director of our company, he shall forthwith notify our company secretary of the particulars of our shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our company shall, upon becoming a substantial shareholder of our company, give an undertaking to our company that, for so long as he remains as a substantial shareholder of our company, he shall notify our company secretary of the particulars of our shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1% or more in the percentage level of his shareholding interest in the relevant class of shares in our company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our company which entitles him to exercise not less than 5% of the aggregate voting power exercisable at a meeting of our shareholders.

Category 1 Global Business Company

We are a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Mauritius law distinguishes between domestic companies and global business companies. Any company that is formed or registered in Mauritius and which conducts business outside of Mauritius may apply for a Category 1 Global Business Licence. The requirements for a Category 1 Global Business Company are essentially the same as for a domestic company except for some of the exemptions and privileges listed below (which are not exhaustive):

•	a Category 1 Global Business Company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	a Category 1 Global Business Company may issue no par value shares; and

•	a Category 1 Global Business Company may register as a protected cell company.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only).

We are subject to reporting and other information and disclosure requirements of the Mauritius Securities Act and any rules or regulations made thereunder. However, we have obtained an exemption from the Mauritius Financial Services Commission from the disclosure requirements applicable to reporting issuers under the Mauritius Securities Act.

Differences in Corporate Law

The Mauritius Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Mauritius Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Pursuant to the Mauritius Companies Act, subject to certain exceptions prescribed in the Mauritius Companies Act, a Mauritius company shall not enter into the following transactions unless the transaction is approved by special resolution or contingent on approval by special resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 75% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 75% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 75% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 75% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, a special resolution is a resolution that is approved by a majority of 75% or, if a higher majority is required by the constitution of a Mauritius company, that higher majority, of the votes of those shareholders entitled to vote and voting on the question.

Where a transaction involves the acquisition or disposition or the acquiring of rights, interests or incurring obligations of, in any case, more than half the value of the Mauritius company’s assets, subject to certain exceptions prescribed in the Mauritius Companies Act, the transaction has to be approved by ordinary resolution or contingent on approval by ordinary resolution, and a Mauritius company shall not enter into the following transactions unless the transaction is approved by ordinary resolution or contingent on approval by ordinary resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 50% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 50% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 50% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 50% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, an ordinary resolution is a resolution that is approved by a simple majority of the votes of those shareholders entitled to vote and voting on the matter which is the subject of the resolution.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Mauritius law requires an amalgamation proposal to be approved by the directors of each constituent company and by special resolution of the shareholders of each constituent company.

A merger between a Mauritius parent company and its Mauritius subsidiary or subsidiaries does not require approval by a resolution of shareholders. For this purpose a “subsidiary” has the meaning assigned to it by the Mauritius Companies Act.

Save in certain circumstances, a dissentient shareholder of a Mauritius constituent company is entitled to payment of the fair and reasonable price for his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will normally preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies where the Supreme Court of Mauritius, on the application of the company or, with leave of the court, any shareholder or creditor of the company, may order that an arrangement or amalgamation or compromise shall be binding on the company and on such other persons or classes of persons as the court may specify and any such order may be made on such terms and conditions as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, but under the Mauritius Companies Act, the Mauritius courts may grant leave to a shareholder (including a minority shareholder) to bring a derivative action.

Indemnification of Directors and Executive Officers and Limitation of Liability

Under the Mauritius Companies Act, a company may indemnify a director or employee of the company or a related company for any costs incurred by him or the company in respect of any proceedings (a) that relates to liability for any act or omission in his capacity as a director or employee and (b) in which judgment is given in his favor, in which he is acquitted, which is discontinued, in which he is granted relief under section 350 of the Mauritius Companies Act or where proceedings are threatened and such threatened action is abandoned or not pursued.

The Mauritius Companies Act further provides that a company may indemnify a director or employee of the company or a related company in respect of (a) liability to any person, other than the company or a related company, for any act or omission in his capacity as a director or employee or (b) costs incurred by that director or employee in defending or settling any claim or proceedings relating to any such liability, save in respect of any criminal liability or liability in respect of a breach (in the case of a director) of the duty to exercise his powers honestly in good faith in the best interests of the company. Our Constitution provides for indemnification, to the extent permitted by Mauritius law, of our directors and officers for costs, charges, losses, expenses and liabilities incurred or sustained by them in the execution and discharge of their duties in their respective offices or in relation thereto, except in respect of their own fraud or dishonesty.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Mauritius law, a director of a Mauritius company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Under the Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly, in good faith and in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time.

Neither Mauritian law nor our Constitution requires the majority of our directors to be independent.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Mauritius law provides that, save for the annual meeting of a company, shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held or by resolution in writing signed by shareholders holding not less than 75 per cent. of the votes entitled to be cast on that resolution, or such percentage above 75 per cent. as is required under the constitution.

Shareholder Meetings

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual general meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual general meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Mauritius law and our Constitution allow our shareholders to requisition a shareholders’ meeting. We are obliged by law to call a shareholders’ annual meeting once every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Mauritius law, our Constitution does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Constitution, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains business combination provision applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% of more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

There is no such statutory provision under Mauritius law restricting transactions between a company and its significant shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by all shareholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Mauritius law, a company may be wound up by either an order of the courts of Mauritius or by a special resolution of its members or, if the company is unable to pay its debts, by a special resolution of its members with leave of the court. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Insolvency Act 2009 of Mauritius, our company may be dissolved, liquidated or wound up by special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Mauritius law and our Constitution, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Mauritius law, our Constitution may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Issuance of Preferred Shares

Our Constitution allows for our company to issue preferred shares. Our Constitution provides that the directors of our company may offer, issue, grant options over or otherwise dispose of shares of our company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors of our company may in its absolute discretion determine (save that no shares shall be issued below the par value of the share) and that any share in our company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our company may determine or, if there has not been any such determination or so far as the same does not make specific provision, as the board of directors of our company may determine.

Compulsory Acquisition

The Financial Services Commission in Mauritius has issued the Securities (Takeover) Rules 2010, or the Rules, under the Financial Services Act 2007 of Mauritius and the Mauritius Securities Act which may apply to takeover offers where the offeree is a reporting issuer in Mauritius and to a corporation holding a global business license which is listed on a relevant securities exchange. The Rules include provisions, inter alia, for the making of a mandatory offer and compulsory acquisition of shares. The Rules came into operation on May 1, 2011.

Anti-Takeover Provisions

Mauritius law does not prevent Mauritius companies from adopting a wide range of defensive measures, such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and provisions that restrict the rights of shareholders to call meetings. Our Constitution includes the following provisions which may be regarded as defensive measures: (i) a staggered board of directors, (ii) the ability to issue preferred shares, (iii) granting directors the absolute discretion to decline to register a transfer of any shares (other than fully paid share), and (iv) requiring that amendments to the Constitution be approved by a special resolution of the shareholders of our company.

Registration Rights

Pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SB Asia Investment Fund II L.P., or SAIF, Travogue Electronic Travel Private Limited, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer (collectively referred to as the “Shareholders”), we have granted certain registration rights to certain holders of our Registrable Shares, as described below. The term “Registrable Shares,” as defined in the abovementioned shareholders agreement, means:

(i)	any ordinary shares held by any of the Shareholders or the employees/management of our company or its subsidiaries; and

(ii)	any other ordinary shares of our company issued in respect of the ordinary shares described in paragraph (i) above pursuant to stock splits, stock dividends, reclassifications recapitalizations or similar events;

provided that ordinary shares that are Registrable Shares shall cease to be Registrable Shares (a) upon any sale pursuant to a registration statement or Rule 144 under the Securities Act, (b) with respect to a Shareholder, when such Shareholder is eligible to sell, transfer or otherwise convey all of such Shareholder’s Registrable Shares without restriction pursuant to applicable law or (c) upon any sale in any manner to a person or entity which is not entitled to the rights provided by the shareholders agreement.

Subject to the terms of the shareholders agreement described in this prospectus, at any time or from time to time after February 14, 2011, one or more of the Shareholders may request that our company effect a registration under the Securities Act of all or any part of the Registrable Shares owned by the Shareholders, provided that (i) the Registrable Shares to be so registered have a proposed aggregate offering price net of underwriting commissions, if any, of at least $5,000,000 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

At any time after our company becomes eligible to file a registration statement on Form F-3 (or any similar or successor form for which our company then qualifies relating to secondary offerings), one or more of the Shareholders will have the right to require our company to effect the registration on Form F-3 (or any similar or successor form for which our Company then qualifies) of all or any portion of the Registrable Shares held by the Shareholders, provided that (i) our company shall not be required to effect any registration of Registrable Shares unless such Registrable Shares have a proposed aggregate offering price net of underwriting commissions (if any) of at least $5,000,000 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

In each case, no Shareholder may make more than one request for registration in any six month period.

Whenever our company proposes to file a registration statement including, but not limited to, registration statements relating to secondary offerings of securities of our company (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, our company will, at least 30 days prior to such filing, give written notice to all Shareholders of its intention to do so and, upon the written request of any Shareholder(s) given within 20 days after our company provides such notice, our company will use its reasonable efforts to cause all Registrable Shares that our company has been requested by such Shareholder(s) to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Shareholder(s), provided that our company shall have the right to postpone or withdraw any such registration effected without obligation to any Shareholder.

We will pay all Registration Expenses (as defined below) of all registrations under the shareholders agreement, subject to certain provisos set out in the shareholders agreement. For this purpose, the term “Registration Expenses” means all expenses incurred by our company in complying with the shareholders agreement, including (without limitation) all registration and filing fees, exchange listing fees, printing expenses, road show expenses, fees and disbursements of counsel for our company, the reasonable fees and expenses of one (1) special counsel selected by the selling Shareholders to represent the selling Shareholders, state Blue Sky fees and expenses (if any), fees and expenses of our company’s independent auditors and the expense of any special audits incidental to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of selling Shareholders’ own counsel (other than the counsel selected to represent all the selling Shareholders).

On June 14, 2013, we filed a registration statement on Form F-3 to register all Registrable Shares of SAIF pursuant to the exercise of its demand registration right by SAIF under the abovementioned shareholders agreement. The registration statement was declared effective on July 17, 2013. No shares were sold by SAIF under such registration statement. All such shares have been included in the registration statement of which this prospectus is a part.

SELLING SHAREHOLDERS

We are registering for resale ordinary shares held by our shareholders, SAIF, Sierra Venture Associates VIII LLC and certain of its affiliates, referred to collectively as Sierra Ventures, and Tiger Global Private Investment Partners IV, L.P. and certain of its affiliates, referred to collectively as Tiger Global, and each of their pledgees, donees, transferees or other successors-in-interest, as well as certain of our current executive officers, employees and directors. The ordinary shares to be sold by SAIF, Sierra Ventures and Tiger Global, were all issued and outstanding prior to the date that we filed the registration statement of which this prospectus forms a part and, in the case of SAIF and Tiger Global, are described under the heading “Item 7. Major Shareholders and Related Party Transactions” in our most recently filed annual report on Form 20-F, which was completed prior to our filing of the aforesaid registration statement.

	Shares in MakeMyTrip Limited
Name of Selling Shareholder	Number	Percent(1)
SAIF	11,836,570	31.30%
Sierra Ventures(3)	1,508,615	3.99%
Tiger Global(4)	1,040,000	2.75%
Executive officers, employees and directors	500,000	1.32%

Total	14,885,185	39.36%

Notes:

(1)	Based on an aggregate of 37,816,944 ordinary shares outstanding as of December 31, 2013.

(2)	Mr. Andrew Y. Yan is the sole director and shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF.

(3)	Sierra Ventures consists of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC. Sierra Ventures Associates VIII, LLC is the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P.

(4)	Tiger Global consists of Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Tiger Global Investments, L.P., Lee Fixel and The E&SS Foundation Inc. Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P. and Tiger Global Investments, L.P. are controlled by Charles. P. Coleman III, Scott Shleifer, Lee Fixel and Feroz Dewan.

Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P. and has been engaged by SAIF Partners II L.P., since 2002. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” in our most recently filed annual report on Form 20-F and note 37 to the consolidated financial statements appended thereto for a description of transactions that we have entered into with SAIF.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures. He is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance.

The address of SAIF is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and c/o SAIF Advisors Limited, Suite 2516 - 2520, Two Pacific Place, 88 Queensway, Hong Kong.

The address of Sierra Ventures is 2884, Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA.

The address of each entity and person comprising Tiger Global is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, NY 10178.

None of the selling shareholders is a broker-dealer or an affiliate of a broker dealer.

Information about our executive officers, employees and directors that may offer our ordinary shares pursuant to this prospectus will be set forth in one or more prospectus supplements or in filings that we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus. Each of such officers, employees and directors who may offer ordinary shares pursuant to this prospectus acquired the ordinary shares, or the share options and restricted share units convertible into such ordinary shares, prior to the date of the filing of the registration statement of which this prospectus forms a part. The shares were acquired through participating in either the MakeyMyTrip.com 2001 equity option plan or the MakeMyTrip 2010 share incentive plan, or both.

In addition, any prospectus supplement for any offering of our ordinary shares hereunder may include the following additional information:

•	the name of each selling shareholder;

•	the nature of any position, office or other material relationship which each selling shareholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of ordinary shares to be offered for each selling shareholder’s account; and

•	the number, and, if applicable, the percentage of ordinary shares held by each of the selling shareholders before and after the offering.

Registration Rights Agreement

See “Description of Ordinary Shares — Registration Rights”.

We have filed this shelf registration statement pursuant to the registration rights in the Shareholders Agreement described under “Description of Ordinary Shares — Registration Rights”.

PLAN OF DISTRIBUTION

We and/or the selling shareholders may sell or distribute our ordinary shares from time to time in one or more public or private transactions:

•	to or through underwriters;

•	through agents;

•	to or through dealers;

•	directly to one or more purchasers;

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise;

•	in block trades;

•	through a combination of any of the above; and

•	any other method permitted pursuant to applicable law.

In particular, the selling shareholders (including any pledgee, donee, transferee or other successor-in-interest) may sell or distribute their ordinary shares from time to time in one or more public or private transactions, including:

•	block trades, including block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction;

•	on any exchange or quotation service or in the over-the-counter market;

•	in transactions otherwise than on an exchange or systems or in the over-the-counter market;

•	through the writing or settlement of put or call options relating to such securities, whether such put or call options are listed on a put or call option exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	the short sales of such securities;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the lending of such securities;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge;

•	through the distribution of such securities by the selling shareholders to their partners, members or shareholders;

•	through a combination of any of the above; and

•	any other method permitted pursuant to applicable law.

Any sale or distribution may be effected by us or the selling shareholders:

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices, which may be changed from time to time.

We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. If the ordinary shares are sold by the selling shareholders through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

At any time a particular offer of the ordinary shares is made, a prospectus supplement or supplements, if required, will be distributed and set forth the methods of distribution and the terms and conditions of each specific offering, including the name or names of any underwriters, dealers or agents and the amounts of ordinary shares underwritten or purchased by each of them, the purchase price of the ordinary shares, the public offering price, if any, and the proceeds to us and/or the selling shareholders from such sales or distribution, any options under which underwriters may purchase additional ordinary shares from us, any delayed delivery arrangements, any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, commissions, or concessions allowed or reallowed or paid to dealers and any securities exchange or market on which the ordinary shares may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

In compliance with certain guidelines of the Financial Industry Regulatory Authority, or FINRA, with respect to shelf registration statements, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

In addition, we may distribute the ordinary shares as a dividend or in a rights offering to our existing security holders. In some cases, we and/or the selling shareholders or dealers acting for us and/or the selling shareholders or on behalf of us and/or the selling shareholders may also repurchase the ordinary shares and reoffer them to the public by one or more of the methods described above.

Through Underwriters

If underwriters are used in a sale or distribution, the ordinary shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell or distribute the ordinary shares in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. The ordinary shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the ordinary shares if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell or distribute the ordinary shares in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell or distribute for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Through Agents or to Dealers

We and/or the selling shareholders may sell or distribute the ordinary shares directly or through agents we and/or the selling shareholders designate from time to time. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If dealers are used in any of the sales or distribution of the ordinary shares covered by this prospectus, we and/or the selling shareholders will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale.

Direct Sales

We and/or the selling shareholders may sell or distribute the ordinary shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof.

Delayed Delivery

If so indicated in a prospectus supplement, we and/or the selling shareholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase the ordinary shares from us and/or the selling shareholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Derivative Transactions and Hedging

We and/or the selling shareholders and the underwriters may engage in derivative transactions involving the ordinary shares. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we and/or the selling shareholders may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales or distributions of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us and/or the selling shareholders or others (or, in the case of derivatives, securities received from us and/or the selling shareholders in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or the selling shareholders may loan or pledge the ordinary shares to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General

Agents, dealers, the selling shareholders and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and/or the selling shareholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled under agreements entered into with us and/or the selling shareholders to indemnification by us and/or the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our and/or the selling shareholders’ behalf.

A selling shareholder also may resell all or a portion of its ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conform to the requirements of Rule 144.

TAXATION

The following discussion of the material Mauritius and US federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-US and non-Mauritian tax laws. To the extent that the discussion relates to matters of Mauritius tax law, it represents the opinion of Conyers Dill & Pearman (Mauritius) Limited, our special Mauritian counsel.

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2014 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2014, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations of the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Act, 1995, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a Category 1 Global Business Licence under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business Licence under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius. Mauritius currently has no capital gains tax and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius where such interest are paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

Under existing Mauritius laws:

•	no capital, transfer or registration duties are levied in Mauritius on the issue, purchase or sale of our ordinary shares;

•

dividend payments or other distributions to holders of our ordinary shares are exempt from Mauritius tax, and no withholding will be required of our company on dividend payments or other distributions; and

•	gains derived from the sale or disposition of our ordinary shares will not be subject to Mauritius tax.

There are currently no exchange controls or currency exchange restrictions in Mauritius.

Prospective investors are advised to consult their tax advisors with respect to their particular tax situations and the tax effects of an investment in our shares.

US Federal Income Taxation

The following discussion describes certain material US federal income tax consequences to US Holders (as defined below) under current law of an investment in our ordinary shares. This discussion applies only to US Holders that hold the ordinary shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on US Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	US expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.

The discussion also does not deal with the consequences of the recently enacted Medicare tax on “net investment income.”

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a United States person (a “US Holder”).

The tax treatment of a partner in a partnership (or other entity taxable as a partnership for US federal income tax purposes) that holds our ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

Dividends and Other Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount (in US dollars) of any distribution we make to you with respect to our ordinary shares (including the amount of any non-US taxes withheld therefrom) will generally be includible in your gross income as dividend income, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Amounts not treated as dividend income for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce the tax basis in your ordinary shares, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the ordinary shares will be treated as capital gain realized on the sale or other disposition of the ordinary shares. However, we do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay may not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to certain non-corporate US Holders, including individual US Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, common or ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally be treated as foreign source income and constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividends, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Dispositions

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we will be a PFIC for US federal income tax purposes for our current taxable year or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our US counsel, expresses no opinion with respect to our PFIC status or our expectations set forth in this paragraph.

A non-US corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Because the value of our assets for purposes of the asset test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we were a PFIC will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of our ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to the shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A US Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted tax basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your gross income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss from the actual sale or other disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions that we make, except that the lower tax rate applicable to qualified dividend income (discussed above under “— Dividends and Other Distributions”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares are regularly traded and you are a holder of the ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a US Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a US person that owns stock of a PFIC generally may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A US person that makes a qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such US person’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such US person with certain information regarding its earnings and profits as required under applicable US Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Unless otherwise provided by the US Treasury, each US shareholder of a PFIC is required to file an annual report containing such information as the US Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification on US Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. US Holders that are exempt from backup withholding should still complete US Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

If you are in any doubt about the contents of this document, you should consult your tax adviser, stockbroker, bank manager, attorney, accountant or other financial advisor.

LEGAL MATTERS

The validity of our ordinary shares will be passed upon by Conyers Dill & Pearman (Mauritius) Limited, our Mauritian counsel. Certain legal matters relating to US federal securities law in connection with any offering pursuant to this prospectus will be passed upon for us by Latham & Watkins LLP, our US counsel.

EXPERTS

Our consolidated financial statements as of March 31, 2013 and 2012, and for each of the years in the three-year period ended March 31, 2013, and management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG, the independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of March 31, 2013, contains an explanatory paragraph that states that we acquired the Hotel Travel Group and the ITC Group during the year ended March 31, 2013, and management excluded from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013, the Hotel Travel Group’s and the ITC Group’s internal control over financial reporting associated with total assets of $35,825,105 (of which $23,685,262 represents goodwill and intangibles included within the scope of the assessment) and total revenues of $6,207,024 included in our consolidated financial statements as of and for the year ended March 31, 2013. KPMG’s audit of our internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of the Hotel Travel Group and the ITC Group.